




ZOLL.
Advancing Resuscitation. Today.™




SEC MAIL PROCESSING
DEC 2 6 2007
SECTION





# Consistent. Stable. Reliable.













ANNUAL REPORT 2007

Dear Shareholders, Customers, and Employees:

Consistent. Stable. Reliable. These three words epitomize not only our performance in 2007, but also what our Company has strived to accomplish over nearly 30 years as a corporation, with a quarter-century of product development and sales. With resuscitation as our continued focus, fiscal 2007 was a strong one for the Company, with results exceeding expectations. All elements of our business achieved robust growth, as our commitment to resuscitation resonated with customers around the globe.

ZOLL succeeded in reaching significant fiscal 2007 milestones:

- Posted record sales of $309.5 million, an increase of 21% from fiscal 2006, driven in part by new products;
- Grew international sales 27% from fiscal 2006, to $72.1 million, as new customers migrated to ZOLL;
- Increased net income 50% from fiscal 2006 to $16.7 million; and
- Ended fiscal 2007 with no debt and $57.4 million in cash, cash equivalents, and short-term investments, remaining one of the most financially strong companies in our industry.

As a company, ZOLL has established itself as a consistent, stable, and reliable choice in the resuscitation market. We've demonstrated these qualities in our products, our people, and our strategic approach to this market.

Consistency is evident in our product portfolio, which is assembled to help our customers improve their resuscitation efforts. The design of all of our defibrillators—even after seven generations of products—includes a uniform operating system (UOS), which was introduced with our PD™ 1200 defibrillator in 1988 and continues with our newest R Series™ launched in 2007. Ease of operation, seamless training, and enhanced staff confidence are results of our UOS. Compatible electrodes and batteries, and now Real CPR Help®—our unique CPR performance-enhancement feature—are consistent across our defibrillators.

Stability is evident in our solid financial position. We have substantial cash in the bank and no debt. We have demonstrated steady growth, with an ever-expanding market presence on all continents. And throughout nearly 30 years in business, we have had a consistent ownership and no shift in strategy.

As a reliable partner, we neither abandon nor discontinue our products. We have never experienced any long-term shipment disruptions, making our products always available to customers who rely on them to save lives. We pride ourselves on the standards we have set for quality and regulatory compliance. In recognition of our commitment to rigorous financial processes, Forbes.com named ZOLL one of America's "most trustworthy" companies in 2007.

In reflecting back over fiscal year 2007, every part of the Company contributed to our strong performance.

International sales were up 27% compared to a year ago with record revenues of $72 million. This is a good indicator of the growing strength of ZOLL in markets outside North America. It validates that our superior, leading-edge products and technologies such as M Series,® Real CPR Help, and RescueNet® are now being used by clinicians worldwide.

Importantly, no particular product is driving this success. Contributing factors included solid management, sharper focus, and new products. Markets for the E Series,® R Series, AED Plus,® AED Pro,® and AutoPulse,® including distribution of AutoPulse in Japan, expanded over the past year. We experienced particular strength in professional defibrillators in emerging markets, and AED growth in Europe.


ZOLL

*ZOLL employees who were with the Company in 1992 celebrate opening the NASDAQ Stock Exchange in New York with CEO Rick Packer on July 17, 2007. The event commemorated ZOLL's 15-year anniversary as a publicly traded company.*

North American pre-hospital sales were particularly robust this year, fueled by strong traction from a comprehensive and differentiated resuscitation product portfolio. The E Series, AED Pro, AutoPulse, data management, and LifeVest® each contributed to this growth. This year's FDA clearance to market Real CPR Help and See-Thru CPR™ technologies in the E Series amplified our message that resuscitation is more than just the shock. Our AED business is growing faster than the overall market, and our reliability in having product available accelerated this growth. AED business was up 41% in 2007.

To expand our product portfolio in data management, we acquired a fire records management software business to better meet the needs of fire departments. We can now provide leading data management solutions and cutting-edge medical equipment to both EMS and fire organizations.



*Consistency is evident in our product portfolio, which is assembled to help our customers improve their resuscitation efforts. The design of all of our defibrillators—even over seven generations of products—includes a uniform operating system (UOS), which was introduced with our PD 1200 defibrillator in 1988 and continues with our newest R Series launched in 2007.*


100
72
DEFIB 120J SEL.

In the hospital market, 118 hospitals purchased the new R Series by the end of fiscal 2007. While it is still early in the product's release, our "Simple. Smart. Ready." positioning is resonating with customers. This product, yet again, incorporates the reliable ZOLL hallmarks that hospitals depend on, such as a uniform operating system, common electrodes and batteries, and Real CPR Help.

In other highlights, 35 employees who were with us in 1992 traveled to the NASDAQ headquarters in New York City on July 17, 2007 to open the market, commemorating ZOLL's 15 years as a publicly traded company. Nearly half the people who were employed in 1992 are still with us today. We believe our most important asset is highly qualified and passionate people—people who have an understanding of the challenges and opportunities inherent in the exciting business of resuscitation.

Customer satisfaction remains at its highest level. For the sixth consecutive year, ZOLL was awarded the Omega NorthFace ScoreBoard℠ Award for outstanding service in technical support. This is a reflection that ZOLL consistently delivers customer value and that our resuscitation products work when needed.

As we enter our next fiscal year poised for further growth, our consistency, stability, and reliability will enable us to continue advancing resuscitation efforts for improved survival rates. In the following pages, our customers share their perspectives on the benefits of doing business with ZOLL.

Sincerely,

Richard A. Packer
Chairman and Chief Executive Officer
December 2007


Revenue in Millions (1998 to 2007)
$59
$81
$110
$124
$156
$190
$219
$218
$256
$309
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

# Methodist Medical Center of Illinois, Peoria, Illinois

*Methodist Medical Center of Illinois (MMCI) strives to be in the top five percent of U.S. medical centers. MMCI was named one of the Top 100 Cardiovascular Hospitals in the U.S. in 1999 and then again in 2005. Its heart attack program has earned the JCAHO Gold Seal of Approval™ for health care quality, while its Emergency Department has the area's largest dedicated Chest Pain Center. MMCI's STAT program transfers heart attack patients to Methodist from all over the region by helicopter for immediate treatment. MMCI has 350 beds and a 600-member medical staff.*

**Years Using ZOLL Equipment:**

First began utilizing the ZOLL PD 1200 in 1991 when MMCI's regular supplier, a ZOLL competitor, had a shutdown and stopped deliveries. Evaluated ZOLL and have been standardized on ZOLL resuscitation devices ever since. Added the first PD 1400 model for the Emergency Department in June 1994 and continues to use this model today in the Stress Testing Lab. In August 1997, became one of the first medical centers in the Midwest to adopt the idea that general medical nurses on the floor could shock patients with the purchase of the PD 1700, the first combined hospital AED and ALS unit for crash carts and early defibrillation. Later this program upgraded to the M Series. Have equipped all the clinics with the AED Plus for early defibrillation and are now evaluating the R Series for the Intensive Care Unit and Emergency Department, and the AutoPulse for the Emergency Department.

**ZOLL's Consistency, Stability and/or Reliability:**

*Vice President of Cardiac Care Jeanine Spain:* "We started using ZOLL because of the 1-2-3 simplicity. We needed a product that would serve all of our different staff. Other competitive products were hard to use. And we standardized on ZOLL because that 1-2-3 simplicity was the consistent core in successive product generations. Even our sales rep has been the same guy since we started. That's stability."

*Chief Engineer Karoly Gyory:* "ZOLL consistently delivers high quality—from the first product we used on to the biphasic and other products we've standardized on today. Transitioning between the products has been seamless."

**A Highlight of Working with ZOLL:**

*Jeanine:* "ZOLL is a solid company. We don't look at competitive products because ZOLL keeps expanding their line and technology. The devices are easy to work with; it's the same fundamental steps."

*Karoly:* "ZOLL is an innovator. When the company came out with a different waveform, we found we could recover patients at a much lower energy level."

**Closing Thoughts:**

*Karoly:* "Tech support is wonderful with excellent warranty coverage. You can't do better than that. ZOLL stands behind their products. They're very stable. I've hardly had any repairs."


Methodist

*(L to R) ZOLL Sales Representative Tom Zarantenello, MMCI Vice President of Cardiac Care Jeanine Spain and Chief Engineer Karoly Gyory*

# Chesterfield Fire and EMS with Virginia State Police Med-Flight I, Chesterfield, Virginia

*Chesterfield Fire and EMS serves a population of 300,000 living south of metropolitan Richmond, Virginia. The agency operates 15 Advanced Life Support ambulances out of 21 stations and manages over 400 career personnel and department volunteers who provide emergency services. Chesterfield also staffs the Virginia State Police Aviation units with seven flight paramedics who handle close to 700 rescue missions a year with two helicopters.*

### Years Using ZOLL Equipment:

First selected ZOLL PD 1600s in 1994. Today they operate with eight E Series, 41 M Series, and seven AED Pro units, with plans to add more units as operations are expanded. In addition to the defibrillators, the department operates 14 AutoPulse CPR devices, fully utilizes RescueNet Code Review for data, and plans to migrate shortly to the Enterprise versions. Fully compatible ZOLL AED Plus units are carried in 135 county police cars supporting the county early defibrillation program. The Med-Flight side of the operation had been using a competitor's equipment, but went exclusively ZOLL with the PD 1400 model in the mid-1990s due to its weight, size, durability, and dependability. The flight crew upgraded to the newer E Series this year due to its all-in-one functionality and ideal compact size, which is especially valued in helicopter operations.

### ZOLL's Consistency, Stability and/or Reliability:

*Chief Flight Paramedic Greg Jones:* "We've been using ZOLL for 15 years. The 1400 was the perfect choice for our helicopters. ZOLL has been a dependable supplier and provided our program great customer service without any regulatory issues. The E Series now gives us the benefit of 12-lead, blood pressure, end tidal $CO_2$ monitor, and pulse oximetry in one compact unit. ZOLL was our only choice. It's a growing company that continually adapts to market needs."

*Chesterfield EMS Specialist Robert Trimmer:* "There's always consistency transitioning among ZOLL products. Going from the M Series to the E Series is very simple because all the controls are identical. Our volunteers got the E Series before we did and they didn't require any additional training."

### A Highlight of Working with ZOLL:

*Robert:* "With the new AutoPulse for CPR, the training was smooth and I like the theory behind it. Getting the perfusion pressure up and maintaining it is a big plus with us and our medical director."

### Closing Thoughts:

*Greg:* "When we're using and moving, most patients are having the worst day of their lives. We need equipment that works *now* and functions. ZOLL does that. We made the extra effort to get a sole source letter for the E Series, and that takes a lot of extra effort when you are a government agency that we think is justified."

*Robert:* "Two of our daytime units border Richmond and borrow our daytime staff. So the air crews don't have to switch back and forth; they take the competitive units off the Richmond vehicles and put the M Series on the vehicles to allow for consistency of equipment for our providers."


VIRG
STATE PO
CHESTERFIELD

*(L to R) ZOLL Sales Representative Alan Weaver, Chesterfield EMS Specialist Robert Trimmer and Flight Paramedic David Schweiger*

# Hamilton Health Sciences, Hamilton, Ontario, Canada

*An internationally respected family of four acute care hospitals and a cancer center with 986 beds, serving more than 2.3 million residents of Hamilton and Central South Ontario. One of the most comprehensive health care systems in Canada; is a university teaching hospital affiliated with McMaster University. More than 800 physicians. The largest employer in Hamilton with nearly 10,000 employees. Recognized as a regional center of excellence in cardiovascular care, neurosciences, trauma, and burn treatment. Provides tertiary cardiac services for cardiac surgery, arrhythmia management, and interventional cardiology.*

**Years Using ZOLL Equipment:**

Adopted non-invasive external pacing, Dr. Zoll's original invention, with the NTP™ 1000 in 1986. Added eight PD 1200s in 1992. Upgraded to the PD 1400 in 1993 because of its small size, utility for both crash cart and transport, the low-maintenance lead-acid battery, and hands-free pads, as well as for continuity, since both products had the same interface. Today, HHS also has 57 M Series, 10 M Series CCTs, and nine R Series. The AED Plus is used in education for outpatient training, as local hockey rinks and community centers have recently installed AEDs in their facilities.

**ZOLL's Consistency, Stability and/or Reliability:**

***Manager of Biomedical Technology Mike Capuano:*** "When I think of ZOLL, I think of a company consistently recognized as a major player in the field. They appear to focus their technology on the user to ensure that operation of their equipment is executed without confusion or delay. This is evident in their latest R Series defibrillator release."

***Clinical Manager of Cardio and Vascular Programs Lesley Gauthier:*** "In 1999, the Hamilton hospitals had a collage of products, however we standardized on ZOLL given the reliability and innovation of their products. They have all the right features, are user friendly, easy to transport, and easy to use."

***Mike:*** "ZOLL constantly provides reliable product. We have had to work with ZOLL to resolve only a few issues over the years. They have always been responsive. ZOLL has developed an international standing in the field and has had a good track record so far. To me that represents stability."

**A Highlight of Working with ZOLL:**

***Mike:*** "ZOLL has a reputation distinct among other vendors. Its relationship to the ACLS community is well known. They also have founding roots in the development of treatments related to cardiac disturbances and resuscitation. Aside from that, they have been able to maintain a competitive edge by remaining current and creative. They have had to respond directly to the needs of customers both in hospitals and in the EMS field. As a result, customers relate well to their product releases."

**Closing Thoughts:**

***Mike:*** "Our sales rep of eight years has represented ZOLL in a way that the company would be proud. He makes sure our needs are met on a consistent basis and proactively contacts my area with the latest updates. For example, when one of our elevators was down, he brought us loaner defibrillators for every floor so our response time wouldn't be slowed down. This is important and is recognized because many of our vendors aren't as reliable or helpful."



Hamilton Health Sciences
Hamilton General Hospital


*(L to R) HHS Biomedical Technologist Ken Zhang, ZOLL Sales Representative Adam Dawson, HHS Registered Nurse Sarah Gracie*

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**


DEC 2 6 2007

# FORM 10-K

**(MARK ONE)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE TRANSITION PERIOD FROM TO .**

**COMMISSION FILE NUMBER 0-20225**

# ZOLL MEDICAL CORPORATION
**(Exact name of registrant as specified in its charter)**

| MASSACHUSETTS | 04-2711626 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 269 MILL ROAD, CHELMSFORD, MASSACHUSETTS | 01824 |
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code (978) 421-9655**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $.01 Par Value | The NASDAQ Stock Market LLC |
| Stock Purchase Rights | |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**
**(Title of class)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of April 1, 2007 was $472,891,804 based on a closing sales price of $26.65 (the closing price on March 30, 2007) per share as reported for the NASDAQ-composite transactions.

The number of shares of the registrant's single class of common stock outstanding, as of November 28, 2007 was 20,487,469.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the definitive Proxy Statement dated on or about December 21, 2007 to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be on held January 23, 2008 are incorporated by reference into Part III.

**ZOLL MEDICAL CORPORATION**

**Annual Report on Form 10-K**
**For the Year Ended September 30, 2007**

**Table of Contents**

# PART I

Except for historical information, the matters discussed in this Annual Report on Form 10-K are forward-looking statements that involve risks and uncertainties. The Company makes such forward-looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. Actual future results may vary materially from those projected, anticipated, or indicated in any forward-looking statements as a result of certain risk factors. Readers should pay particular attention to the considerations described in Part I, Item 1A. of this report entitled "Risk Factors." Readers should also carefully review the risk factors described in the other documents that the Company files from time to time with the Securities and Exchange Commission. In this Annual Report on Form 10-K, the words "anticipates," "believes," "expects," "intends," "future," "could," and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances) identify forward-looking statements. The Company assumes no obligation to update forward-looking statements or update the reasons actual results, performance or achievements could differ materially from those provided in the forward-looking statements, except as required by law.

Explanatory Note: The share and per-share data presented in this Annual Report on Form 10-K gives effect to the 2-for-1 stock split effected by Articles of Amendment to the Company's Restated Articles of Organization filed on February 12, 2007, with a record date of February 20, 2007. As a result of the stock split, the par value of the Company's Common Stock changed from $0.02 per share to $0.01 per share (the "Common Stock"), and the Company's authorized Common Stock increased from 19,000,000 shares to 38,000,000 shares.

## Item 1. Business.

### Overview

ZOLL Medical Corporation (ZOLL or the Company), a Massachusetts corporation incorporated in 1980, develops technologies and software that help clinicians, emergency medical services (EMS) personnel and lay rescuers advance the practice of resuscitation.

To understand resuscitation, it is important to first provide background information about:

- The anatomy of the heart;
- Sudden cardiac arrest (SCA) and how rapid, life-saving interventions can help SCA patients;
- The different arrhythmias that can lead to SCA;
- The issue of traumatic injury and its effects that can also lead to SCA;
- Recent developments and new research in the areas of emergency cardiovascular care and the performance of cardiopulmonary resuscitation (CPR); and
- A definition of the resuscitation technology market.

#### *Anatomy of the Human Heart*

The normal human heart has four chambers, and expands and contracts more than 100,000 times each day. The two smaller, upper chambers are the atria, and the two larger, lower chambers are the ventricles. The walls of the atria and the ventricles are made up of cardiac muscle, which contracts rhythmically when stimulated by an electrical current. Normally, the heartbeat starts in the right atrium when a specialized group of cells sends an electrical signal. This signal spreads through the atria and then moves to the ventricles. As a result, the atria contract a fraction of a second before the ventricles. This exact pattern must be followed to ensure that the heart beats properly. This contraction and relaxation of the four chambers pumps blood to the lungs and the rest of the body.

### *Sudden Cardiac Arrest*

Sudden cardiac death results from the sudden, abrupt loss or disruption of heart function. This abrupt loss of function, also known as sudden cardiac arrest (SCA), causes lack of blood flow to vital organs. SCA results in a loss of blood pressure, pulse, and consciousness. Most commonly, SCA is caused by an abnormal heart rhythm called ventricular fibrillation, which occurs when the heart beats too rapidly and/or chaotically, or not at all (cardiac standstill from other non-fibrillation dysrhythmias such as pulseless electrical activity).

According to the Center for Disease Control and Prevention, there are an estimated 460,000 deaths from SCA annually in the United States, and approximately 1,000 people die of SCA every day. SCA strikes without warning and can kill its victims within minutes; most victims have no prior symptoms. Many of these deaths are from ventricular fibrillation. For SCA victims, time is the most critical element for survival. For every minute of delay in the restoration of effective cardiac function provided by defibrillation—the process of delivering electrical current to the heart to stop the fibrillation and permit the return of coordinated cardiac contractions—survival decreases by as much as 10%. According to the American Heart Association (AHA), more than 95% of SCA victims in the U.S. die, in many cases because life-saving defibrillators arrive too late, if at all.

### *Different Arrhythmias that can Lead to SCA*

Arrhythmias are abnormal rhythms of the heart caused by insufficient circulation of oxygenated blood, drugs, electrical shock, mechanical injury, disease, or other causes. The three types of major arrhythmias are ventricular fibrillation and tachycardia; atrial fibrillation and flutter; and symptomatic bradycardia. It is possible for a patient to experience more than one type of arrhythmia during SCA. In these situations, it is important for trained rescuers to have equipment that has defibrillation and pacing capabilities, as well as technology that can assist with CPR performance.

*Ventricular Fibrillation*. Ventricular fibrillation is a condition in which disorganized electrical activity causes the ventricles to contract in a rapid, unsynchronized, and uncoordinated fashion. When this occurs, an insufficient amount of blood is pumped from the heart. Ventricular fibrillation is the most common arrhythmia thought to cause SCA. The onset of ventricular fibrillation often occurs without warning and causes the heart to cease pumping blood effectively. This sudden stopping of the heart is known as cardiac arrest, which is the cause of sudden cardiac death.

The only accepted treatment for ventricular fibrillation is defibrillation. In emergency situations, external defibrillation was conventionally administered through hand-held paddles placed on the patient's chest. However, external defibrillation is now more likely to be administered through disposable adhesive electrodes, which are believed to be safer and easier to use than paddles.

According to the AHA, early defibrillation of ventricular fibrillation is the single most effective intervention in the rescue of a victim of SCA. Each minute of delay in returning the heart to its normal pattern of beating decreases the chance of survival by 7% to 10%. Furthermore, there is an increasing body of evidence that other actions, in addition to defibrillation, must occur to maximize the chance of a successful resuscitation. These actions comprise a "Chain of Survival" consisting of early access, early CPR, early defibrillation, and early advanced care.

*Atrial Fibrillation*. The AHA estimates that close to 2 million Americans suffer from atrial fibrillation. Atrial fibrillation is a condition in which disordered electrical activity causes the atria to contract in a rapid, unsynchronized and uncoordinated fashion. This inefficient contraction results in a smaller amount of blood entering the ventricles, which in turn results in an insufficient level of circulation. Since blood is not pumped completely out of the atria, the blood can pool and clot. While not immediately life threatening, atrial fibrillation can lead to significant health threats, such as stroke. Over time, poorly functioning atria can also cause the ventricles to work harder, wear out sooner, and eventually lead to cardiac arrest.

Common forms of treatment for atrial fibrillation include cardioversion and drug therapies. During cardioversion, a defibrillator delivers electrical current that is synchronized with a patient's heartbeat to return the atria to a normal rhythm. Cardioversion is usually an elective therapy, scheduled and performed in a controlled environment. All of ZOLL's manual defibrillators include cardioversion capability.

*Bradycardia.* Bradycardia is a condition in which the heart beats too slowly. The principal therapies for the emergency treatment of bradycardia are drugs and temporary cardiac pacing, either or both of which may be used to stimulate effective cardiac contractions and restore circulation. Cardiac pacing utilizes an electrical pulse to stimulate the patient's heartbeat. For the emergency treatment of bradycardia, there are two primary techniques for temporary pacing: invasive endocardial pacing, in which a wire is inserted directly into the heart to provide the electrical stimulus; and non-invasive temporary pacing, which uses gelled electrodes applied to the patient's chest to conduct an electrical stimulus. Non-invasive temporary pacing is an option on most ZOLL defibrillators and is recommended as the first intervention for bradycardia in the AHA's resuscitation protocols.

***Traumatic Injury and its Effects***

Trauma is widely recognized as a major health problem and the third leading cause of death in the U.S. In 2003, there were over 164,000 fatal injuries in the United States. Severe injury is the number one killer of both children and young adults up to age 44. As a disease of young people, it is also the leading cause of life years lost. The leading causes of death following traumatic injury are brain injury, blood loss, and organ failure from excessive inflammation. SCA can also occur in trauma patients.

In 2000, a workshop, known as the Post-Resuscitative and Initial Utility in Life-Saving Efforts (PULSE), convened to address resuscitation research in the areas of SCA and injury from trauma. The PULSE report, published in *Circulation*, noted that earlier and better CPR, rapid defibrillation, and earlier hemorrhage control will lead to improvements in survival. One recommendation made was that "technology-based methodologies for monitoring and performing resuscitation should be improved," along with the use of "new and novel devices to produce blood flow during cardiac arrest."

***Recent Developments and New Research in the Areas of Emergency Cardiovascular Care and CPR Performance***

Officially named the *2005 American Heart Association Guidelines for Cardiopulmonary Resuscitation and Emergency Cardiovascular Care*, the 2005 AHA Guidelines provide recommendations about how lay rescuers and healthcare providers should resuscitate victims of cardiovascular emergencies, including SCA, which is fatal within minutes of onset, if not treated with CPR and/or defibrillation. The Guidelines, which began in the early 1990s, are updated every five years to reflect advancements in resuscitation research and the science. The European Resuscitation Council (ERC) and International Liaison Committee on Resuscitation (ILCOR) also release updated Guidelines every five years in conjunction with the AHA.

A major theme in the latest 2005 release is the emphasis on performing effective, high-quality CPR. According to the AHA and the ERC, the new focus resulted from studies that showed that "blood circulation increases with each chest compression in a series and must be built back up after interruptions." In addition, the authors of the Guidelines noticed a "striking" difference between data showing the critical role of early, high-quality CPR in increasing cardiac arrest survival rates, and data showing that few victims of cardiac arrest receive CPR—with even fewer receiving high-quality CPR.

The AHA and the ERC also maintain that early CPR can quickly return oxygen-rich blood to the heart and throughout the body. In addition, when CPR is performed in conjunction with defibrillation, which is indicated in approximately 50% of collapsed victims, it can help restore normal heart rhythm, which can double a victim's chance of survival, especially for the 75-80% who suffer cardiac arrest at home. Indeed, without immediate intervention, an SCA victim has only about a 5% chance of survival. But if CPR and defibrillation are provided within the first three minutes after collapse, survival rates can reach as high as 75%.

*The Resuscitation Technology Market*

The Company develops technologies that help clinicians, EMS personnel and lay rescuers advance and improve the practice of resuscitation. In order to advance resuscitation practices, the Company believes it must provide technology that addresses various clinical interventions that are part of resuscitation efforts. These include the following:

- Pacing, which helps regulate the heartbeat when the heart's natural native pacemaker is not fast enough, or if blockages in the heart's electrical system prevent impulses from reaching the ventricles. ZOLL has been a leader in pacing technology since its first commercial product was released in 1984.
- Defibrillation, which uses an electrical current to stop the chaotic rhythm so the heart can reestablish its normal rhythmic beating. It is used in patients experiencing dangerous arrhythmias or SCA. ZOLL is also a leader in the area of defibrillation, and its products have been deployed and accepted by professional healthcare personnel worldwide.
- Circulatory support and assistance for manual CPR performance, which involves helping to circulate oxygenated blood throughout a patient's body when the heart in unable to do so. This is accomplished through manual chest compressions (pushing on the chest) and forcing air into the lungs of a patient via rescue ventilation. ZOLL's Real CPR Help® technology offers real-time feedback to rescuers so that they can monitor and improve CPR performance. ZOLL was the first manufacturer to offer this feedback mechanism in an automated external defibrillator (AED), which is a portable device that analyzes the heart's rhythm and, if necessary, allows rescuers to deliver an electric shock to an SCA victim. ZOLL now also offers Real CPR Help technology in most of its professional defibrillators. It is now also a feature of all of its ALS defibrillators.
- Automated circulatory support, which automates the process of performing chest compressions rather than having rescuers perform them manually. This intervention can help decrease interruptions, while increasing the quality of chest compressions (i.e., maintaining proper rate and depth). The ZOLL AutoPulse® helps healthcare professionals in pre-hospital and in-hospital settings automate the process of delivering CPR chest compressions.
- Fluid replacement, which provides circulatory support through intravenous fluid administration that is the primary treatment for hypovolemia. Hypovolemia, the decrease in the volume of circulatory blood, is a common condition found in trauma patients and can lead to shock, SCA and/or death. Trauma is widely recognized as a major health problem and is the third leading cause of death in the U.S. ZOLL's Power Infuser® has been widely accepted by the U.S. military for fluid resuscitation, and the Company believes it will be adopted in the circulation market in the future.
- Data management, which involves software that automates the documentation and management of both clinical and non-clinical information in pre-hospital and hospital settings. These products can work together in an integrated system so that information can be captured, documented, and managed throughout the care of a patient, from the field to the hospital. ZOLL information management solutions involve: electronic documentation and data gathering (e.g., computer aided dispatch, data from the 911 call, to patient vital signs, to records managements and billing information); aggregation of this type of data; and the ability to review and analyze information for remedial training/continuous quality initiatives (CQI) or other strategic planning efforts; and management of data within the Fire department enterprise to document and improve response.
- Ventilation, which involves air entering and leaving the lungs, allowing the body to expel carbon dioxide and oxygenate blood that circulates through a patient's body. While ZOLL does not currently offer a product that specifically address this aspect of resuscitation, the Company regards it as a future growth area.
- Hypothermia, which involves cooling patients a few degrees after successful resuscitation (i.e., to 91.5°F or 33°C), may play a role in helping resuscitated patients recover. The 2005 AHA/ERC/ILCOR Guidelines suggest that mild hypothermia may be beneficial to neurological outcome without significant risk of complications. ZOLLhas recently acquired proprietary technology in this area.

### ZOLL's Core Technology

The Company's line of resuscitation products include three core technologies that are implemented throughout the product line. They include:

- Rectilinear Biphasic™ waveform, which is utilized in its line of professional defibrillators and AEDs;
- External pacing technology in the Company's professional defibrillators; and
- Real CPR Help technology in its professional defibrillators and AEDs.

*ZOLL's Biphasic Waveform.* External defibrillators deliver current over time to the heart, which results in a defined waveform shape. One type of waveform in use today is monophasic, meaning that current is delivered in a single pulse that flows in one direction. Another type is the biphasic waveform, which, in contrast, delivers current that first flows in a positive direction for a period of time and then reverses direction so that it flows in a negative direction.

ZOLL's primary competitors offer biphasic waveforms using the same general waveform shape. However, the Company has developed a uniquely shaped biphasic waveform, which achieves higher efficacy at lower current levels than monophasic waveforms. ZOLL's biphasic waveform reduces the heart's exposure to high peak current, which helps to reduce risk to the patient, while increasing efficacy. In addition, ZOLL's biphasic waveform keeps the waveform shape and duration constant over a wide range of patients whose differing physiologies affect the conduction of current, which also helps to improve efficacy.

*External Pacing Technology.* In 1984, the Company introduced a non-invasive temporary pacemaker based on the research of Paul M. Zoll, M.D., one of the Company's founders. This technology, which was the cornerstone of the pacing capability in ZOLL's line of hospital defibrillators, has been clinically shown to offer superior capture rates and provide lower mean capture thresholds. It also allows better patient tolerance of external pacing due to reduced current requirements and large surface area electrodes that deliver the current. In 1992, the AHA elevated non-invasive pacing to the initial treatment of choice for certain serious patient conditions (Class 1 for profound bradycardia). This means that external pacing should be performed on patients because of the clear benefit, with little risk. The Company believes that it was the market leader for this technology at that time, and remains so today.

*Real CPR Help Technology in its Professional Defibrillators and AEDs.* In 2002, with the launch of the AED Plus®, ZOLL introduced technology that allows rescuers to see and hear how well they perform the rate and depth of chest compressions during a cardiac arrest event. Along with the AED Plus, ZOLL has integrated this Real CPR Help technology into the AED Pro®, M Series®, E Series® and R Series™.

### ZOLL's Line of Resuscitation Products

The Company's resuscitation products fall into the following categories:

- Professional defibrillators, which include the M Series, E Series, R Series, and the LifeVest® wearable defibrillator, which is prescribed by cardiologists;
- AEDs that assist with manual CPR efforts, which include the AED Pro and the AED Plus;
- Disposable electrodes used with ZOLL's line of defibrillators;
- The AutoPulse Automated Chest Compression System, used to automate the process of delivering chest compressions;
- Documentation and information management, which include RescueNet® for EMS and fire personnel and CodeNet® for hospitals;
- Device and technology designed for endovascular hypothermia; and
- Fluid replacement utilizing the ZOLL Infuser, also known as the Power Infuser®, in trauma.

*Professional Defibrillators*

A professional defibrillator is used by trained healthcare professionals to defibrillate a person in SCA. Healthcare professionals can review a patient's heart rhythm, and manually determine and set the level of energy (known as Joules) used to defibrillate. ZOLL's professional defibrillators also include monitoring parameters (e.g., oxygen saturation levels and blood pressure, among others) to help assess a patient's condition.

*M Series Defibrillators.* The M Series family of products was designed for both the hospital and pre-hospital markets. ZOLL currently sells 11 models of this device, including a model designed for critical care transport and a model tested and certified for use on military aircraft.

The large number of models reflects user selection and need for various features and options such as shock advisory capability, 12-lead ECG, diagnostic operation, and data transmission features. The M Series defibrillator is the Company's best-selling product to date. It has been selected as the standard device by institutions such as Brigham and Women's Hospital, The Mayo Clinic, Scripps Health System, The Johns Hopkins Hospitals, the U.S. Armed Forces, and the German Army. ZOLL believes that the M Series' clinical superiority and range of features have helped maximize customer retention by reducing the need for operator retraining and enhancing operator confidence.

M Series defibrillators were designed to allow customers to add features depending upon their individual needs. Other features available include the following:

- **Complete Data Management**. A code marker system follows protocols established by the AHA, and it allows complete documentation of an event with a "one touch" data annotation feature. The record made of the event includes all information collected by the defibrillator and can be upgraded to include an optional voice recording. All of this data is stored on a removable data card. It can also be transmitted electronically to other devices via a serial port, built-in modem, and Bluetooth® wireless communications, allowing significant flexibility in moving data for purposes of remote consultation and recordkeeping. ZOLL also developed software applications for the archiving and trending of this information.

- **Diagnostic 12-lead ECG with Interpretive Statement**. The 12-lead feature enables a user to get a diagnostic ECG tracing, or a view of the heart's electrical activity. 12-lead is used to provide rapid and early identification of myocardial infarction, commonly called a heart attack, in the pre-hospital setting. ZOLL pays royalties to GE Medical Systems (GEMS) on each 12-lead analysis program sold.

- **Interface to GEMS MUSE Cardiology Information System**. The M Series, as well as the later E Series and R Series models, communicate directly with the GEMS Information Technologies MUSE cardiology information system. This MUSE interface provides direct communication of pre-hospital 12-lead ECG data into GE's MUSE information system, eliminating the need for a dedicated receiving station or gateway.

- **Pulse Oximetry**. Pulse oximeters determine the oxygen saturation levels in blood ($SpO_2$), allowing a rapid identification of potential problems in the cardiopulmonary system. Since pulse oximeters can help detect the onset of cardiovascular incidents, pulse oximetry is now widely used in both hospital and pre-hospital settings when monitoring patient vital signs. While conventional pulse oximeters do not perform well during patient motion or in intense light, ZOLL uses Masimo Corporation's patented technology, which is designed to overcome these technical problems. ZOLL purchases circuit boards and sensors from Masimo Corporation. The Company has a non-exclusive license to use the patented technology incorporated in these parts, which are incorporated, in turn, into ZOLL's products.

- **Capnography**. Capnography, also known as $EtCO_2$, is the measurement of the amount of carbon dioxide being exhaled, allowing for rapid identification of potential problems in the cardiopulmonary system. ZOLL purchases circuit boards and sensors from Respironics Novametrix LLC that provide this feature. In October 2004, ZOLL announced new plug-and-play mainstream and side stream $EtCO_2$

monitoring capability designed for ease of use in pre-hospital settings. Users can easily select the optimum $CO_2$ monitoring method based on the patient's condition.

- **Non-invasive Blood Pressure Measurement.** ZOLL incorporated a non-invasive blood pressure measurement capability, also known as NIBP, and integrated it into the M Series and E Series defibrillators. ZOLL purchases circuit boards, hoses, and cuffs from SunTech Medical to provide this feature.

*E Series Defibrillators.* The E Series family of products is a line of defibrillators for the pre-hospital environment, which also offers a range of similar monitoring and data features that are also available on the M Series. The E Series was launched in July 2005 and began shipping in September 2005. Designed specifically for the EMS market, the E Series offers several unique features that will allow the Company to expand the EMS portion of the pre-hospital market. The E Series is targeted towards Advanced Life Support providers, and it includes all of the features of the M Series, as described above, including Real CPR Help. ZOLL believes that the E Series is the only rugged, durable defibrillator available today that offers the following:

- **Designed to Meet the Needs of the EMS Environment.** A suitcase-style with a protective roll cage allows customers to carry or store the device more easily. It also offers a Rapid Cable Deployment System™ that helps manage all the parameter cables, allowing for faster deployment.
- **TriMode Display™.** The E Series allows users to view the screen under virtually any lighting conditions.
- **Improved Event Synchronization.** The E Series is equipped with a built-in GPS clock that allows customers to automatically synchronize all dispatch, defibrillator, and intervention call times, improving overall data accuracy.

*R Series Defibrillators.* Designed for hospitals, the Company believes that the R Series, launched in October 2006 with first commercial shipment in early 2007, sets a new standard for simplicity and operational readiness, which will help improve in-hospital resuscitation efforts. Moreover, the R Series simplifies and speeds deployment of pacing and defibrillation therapy. It also offers tools that can help clinicians improve CPR performance. Finally, the R Series offers automated checks designed to help maximize the readiness of the R Series for clinicians. The R Series offers a range of new features:

- **The OneStep System™.** The OneStep System provides a single cable for pacing, monitoring, and defibrillation. It also includes one electrode set through which clinicians can monitor, pace, defibrillate, and get real-time feedback on chest compressions, also known as Real CPR Help.
- **Tools Help Users Improve CPR Performance.** More than half of in-hospital codes involve non-shockable rhythms. In such cases, the only treatment for such rhythms is high-quality CPR, with minimal interruptions. The R Series offers See-Thru CPR™ functionality that helps clinicians minimize interruptions in CPR performance. While viewing the ECG on a monitor/defibrillator, artifact (i.e., "noise") from chest compressions make it difficult to discern the presence of an organized heart rhythm unless compressions are halted. See-Thru CPR filters out this artifact so clinicians can view an underlying rhythm without stopping chest compressions.

  In addition to See-Thru CPR, the R Series offers a visual aid known as the CPR Index™ that allows clinicians to see how well they are performing the rate and depth of chest compressions in real time. This Index, along with audible prompts (e.g., "Push Harder" and "Good Compressions"), helps clinicians improve CPR performance by integrating rate and depth into a single indicator on an easy-to-read display. With this feedback, clinicians know how well they are performing compressions and can quickly adjust their compressions to improve blood flow.

  Additionally, all CPR performance data and the entire resuscitation record, including the ECG, can be downloaded into ZOLL CodeNet and reviewed for quality assurance and training purposes. CodeNet is the first system to help document, review, and manage a complete set of data for in-hospital resuscitation events, including both code event data and defibrillator data, on one synchronized timeline.

- **Self-testing and Readiness Checks.** The R Series extends testing beyond shock delivery and checks more than 40 measures of readiness, including the presence of the correct cables and electrodes, the type of electrode, and other important electronics. All of this testing occurs without disconnecting electrodes or paddles, or requiring additional equipment to test shock delivery. The system provides a printed or electronic log to alert hospital personnel of any concerns in advance of a code. A simple green check mark indicates that the R Series is ready for use.

As with all of ZOLL professional defibrillators, options will be added that will expand the offerings of the R Series in the future.

*LifeVest Wearable Defibrillator.* The LifeVest wearable defibrillator is worn by patients at risk for SCA. The LifeVest monitors the patient's heart continuously, and if the patient goes into a life-threatening heart rhythm, the device delivers a shock treatment to restore the patient's heart to a normal rhythm. To date, more than 6,600 patients have worn the LifeVest, resulting in more than 104 life-saving events. In April 2006, ZOLL completed the acquisition of the assets of Lifecor, Inc., and now manufactures and markets this wearable external defibrillator system through its subsidiary, ZOLL Lifecor Corporation.

***Automated External Defibrillators***

An automated external defibrillator (AED) is a portable device that analyzes the heart's rhythm and, if necessary, allows a rescuer to deliver an electric shock to a victim of SCA. An AED can automatically determine the appropriate treatment for the victim, and provide rescuers with instructions usually via audio and text prompts. It typically consists of a main unit that provides controls and instructions, and detachable electrodes that the rescuer places on the victim's body.

The latest research on AED usage suggests that rescuers will be advised to shock a victim only approximately half of the time an AED is used to treat sudden collapse. If no shock is advised, a rescuer should provide chest compressions and ventilation (CPR) until other rescuers arrive to improve the victim's chances of survival. For that reason, ZOLL believes that an AED, designed for the infrequent rescuer, needs to provide the best possible support for CPR. CPR is often associated with a return of a "shockable" ventricular rhythm, making defibrillation possible later in the event. Rescuers, therefore, must be capable of both using the AED and providing temporary circulatory support with CPR.

*AED Plus Automated External Defibrillator.* Introduced in 2002, the AED Plus was the first automated external defibrillator to address circulatory support. The AED Plus provides real-time feedback on the rate and depth of CPR chest compressions. The Company believes that no other AED on the market currently offers such capability. Designed for the infrequent user, the AED Plus assists the user in defibrillation and CPR, and incorporates several unique and proprietary elements designed to provide more comprehensive support for infrequent rescuers. The device also includes a highly simplified graphical user interface, one-piece electrode pads, and easily obtained consumer batteries for operation. The AED Plus supports the complete Chain of Survival (early access, early CPR, early defibrillation, early advanced care), helping rescuers with all SCA victims—even those victims for whom no defibrillating shock is advised.

*AED Pro Automated External Defibrillator.* The AED Pro was introduced in March 2005. The AED Pro offers Real CPR Help, a large display that allows users to see the patient's ECG. It also offers advanced capabilities for Basic Life Support (BLS) and Advanced Life Support (ALS) users. These features include ECG monitoring with standard ECG electrodes; combined AED capability with manual defibrillation, with controlled access for ALS users; and heightened ruggedness and durability.

The AED Pro offers more sophisticated functionality and durability than typical AEDs for first responders and lay rescuers. By including these features in an AED, ZOLL provides emergency personnel with more advanced treatment tools. This new product allows ZOLL to build further on the success of the AED Plus and the

M Series in the EMS and hospital markets. The AED Pro fits directly between these two products because it is flexible enough to meet requirements in tiered systems that include both BLS- and ALS-trained personnel. The Company believes the AED Pro can be targeted to this market niche, since it supplements a professional user's need for an advanced defibrillator, with the ease and convenience offered by an AED.

***AutoPulse Non-invasive Cardiac Support Pump***

The Company develops and markets the ZOLL AutoPulse, which is manufactured at our ZOLL Circulation subsidiary in Sunnyvale, California. The AutoPulse is an automated, portable device that provides temporary circulation of blood to patients whose hearts have stopped pumping blood. It is comprised of a backboard and a simple load-distributing LifeBand® that fastens across a victim's chest. The AutoPulse automatically calculates the patient's shape and size for maximum compression/decompression benefit without the need to enter patient information or make manual adjustments. The AutoPulse improves the consistency of circulatory support, while reducing the manpower required to perform CPR.

The AutoPulse compresses the entire chest in a unique, consistent "hands-free" manner, moving much more blood than can be moved with manual CPR chest compressions. Additionally, it offers the benefit of freeing up rescuers from performing manual chest compressions so they can focus on other life-saving interventions. It also can decrease the risk of injury to the rescuer when compared to doing manual compressions in the back of a moving ambulance or on a hospital gurney.

At the end of fiscal 2007, there were approximately 940 agencies and hospitals worldwide using the AutoPulse as part of their resuscitation protocols.

***Information Management***

*Resuscitation and Other Information for EMS.* The Company's ZOLL Data Systems subsidiary provides various software products to support an EMS and fire organization's operation. ZOLL Data Systems develops and markets ZOLL RescueNet, an integrated suite of data management solutions that is designed to maximize specific business processes through the information presented via a common database. RescueNet is a fully integrated data management system that gathers and centralizes information, and links the pre-hospital chain of events into a single EMS system.

RescueNet benefits EMS agencies by reducing duplication of processes and data entry, improving data accuracy and data sharing with an increase in operational efficiency, and—most importantly—improved patient care and enhanced quality of service. RescueNet has been installed at more than 700 EMS customer locations in the United States, Canada, the United Kingdom, and Australia. Through their EMS-specific functionality, RescueNet solutions allow these organizations to obtain measurable process and quality improvements. Such improvements include better clinical documentation and quality of service, more efficient cash flow, and operations that are more effective. Furthermore, RescueNet solutions allow customers to review data to make better-informed decisions that help improve resuscitation protocols and outcomes.

*Resuscitation Information for Hospitals.* ZOLL develops and markets software for data collection related to resuscitation practices in hospitals. ZOLL offers a system called CodeNet to provide data collection during resuscitation and to later organize this data into useful information related to performance measures for resuscitation practices. Other competitors in the hospital market offer products that are similar but, the Company believes, generally much more limited in scope and capability than CodeNet.

CodeNet allows the electronic documentation of events during a cardiac arrest event in a hospital, with automatic time stamping. The individual patient record can be combined with the defibrillator record after the event, resulting in complete time synchronization of all interventions during a cardiac arrest event. Additionally, CodeNet also provides a link to download case event information to the AHA's National Registry of Cardiopulmonary Resuscitation, a database of in-hospital cardiac arrest events.

*Fluid Replacement*

*Power Infuser for Fluid Resuscitation Efforts.* ZOLL manufactures and markets the ZOLL Infuser (also known as the Power Infuser in military settings), a small, lightweight, easy-to-use device that provides highly controlled, rapid delivery of intravenous (IV) fluids to trauma victims. Primarily sold to the military, this product has applications in aeromedical transport, EMS, and emergency room settings.

The ZOLL Infuser utilizes a patented process to precisely control the infusion of fluid into the patient to significantly improve the resuscitation benefit. Its automated fluid control features are suited to the harsh conditions typically found on a battlefield or in EMS environments. The technology is highly efficient, allowing the device to be extremely small and portable and to run off standard AAA batteries.

The ZOLL Infuser helps provide circulatory support through IV fluid administration. Fluid is the primary treatment for hypovolemia, which is the decrease in the volume of circulatory blood, a common condition found in trauma patients that can lead to shock and death.

The infusion of fluids to treat hypovolemia is typically accomplished using a gravity driven feed, often by elevating a bag on an IV pole. Gravity can be augmented by squeezing the bag manually or with an inflatable pressure infuser. These typical methods are cumbersome to use in many emergency settings, such as the battlefield, and do not provide for the accurate control of the amount of fluid entering the patient. Since both over- and under-infusion can be life threatening, the ZOLL Infuser allows for controlled delivery of fluids, which is critical for survival.

*Disposable Electrodes*

ZOLL offers a variety of single-patient-use, proprietary disposable electrodes for use with ZOLL's line of defibrillators and AEDs. Among the Company's primary competitors, ZOLL is the only company to engineer and manufacture its own electrodes. ZOLL has continually innovated and upgraded its electrode product line, including the *pro•padz*® Biphasic Multi-function Electrodes specifically designed for use with the ZOLL Rectilinear Biphasic™ waveform for cardioversion of atrial fibrillation. In November 2006, ZOLL introduced the OneStep electrode system and *stat-padz*® with Real CPR Help in conjunction with the launch of the ZOLL R Series. The OneStep System provides a single cable for pacing, monitoring, and defibrillation. It also includes one electrode set through which clinicians can monitor, pace, defibrillate, and get real-time feedback on chest compressions, also known as Real CPR Help. In fiscal 2002, ZOLL introduced, in conjunction with its AED Plus defibrillator, the unique one-piece *CPR-D•padz* electrode, which provides feedback on the quality of CPR compressions.

A factor that might lead to higher electrode sales is the use of interpretive algorithms for automated defibrillation. The monitoring required to assess the patient's condition can only be achieved with electrodes and not with the traditional defibrillation paddles. Additionally, the use of automated external defibrillators in non-medical settings, and the *CPR-D•padz* electrode introduced with the AED Plus, and now available on the AED Pro, should also contribute to our electrode revenues in the future.

**Our Opportunity to Improve Resuscitation Technology**

The Company sees a large opportunity to improve resuscitation technology by:

- Continuing to offer superior professional pacing and defibrillation products;
- Expanding our product line beyond defibrillation to address other aspects of resuscitation; and
- Competing with well-differentiated AEDs in the public access market.

*Continuing to Offer Superior Professional Pacing and Defibrillation Products.* Our strategy is to focus on developing products that deliver superior clinical performance, rapid therapy, meaningful information, high user confidence, and economic value that differentiate our products from competitive offerings. ZOLL has gained a special understanding not only of external cardiac pacing and defibrillation—critical electrical therapies for survival—but also of their importance and relationship within the larger area of resuscitation. ZOLL believes this understanding is one of the factors that has made us successful. Furthermore, ZOLL believes its experience and success in this area will translate into the broader market related to all resuscitation products, which is a large and growing market driven by increasing clinical needs.

*Expanding Our Product Line Beyond Defibrillation to Address other Aspects of Resuscitation.* Recent clinical research and changes in the 2005 AHA/ERC Guidelines highlight a renewed focus on the importance of CPR performance. The AutoPulse can help professional rescuers and clinicians improve CPR performance and allow them to focus on other life-saving interventions. As an adjunct to CPR efforts, the AutoPulse can move more blood more consistently than can manual chest compressions. ZOLL acquired the rights for this product through the acquisition of Revivant Corporation, now ZOLL Circulation, Inc., in early fiscal 2005. ZOLL believes the long-term market for this product approximates the size of the worldwide professional external defibrillator market, estimated to be $600 million. In addition, the ZOLL Infuser offers rescuers the opportunity to better manage fluid administration in critical patients, another aspect that can help improve resuscitation efforts.

*Competing with Well-differentiated AEDs in the Public Access Market.* The AED Plus is a device for the large and relatively untapped public access defibrillation market. It is relatively low-cost, easy to operate, and unique. ZOLL believes that it can leverage its experience selling to EMS personnel in efforts to sell devices to first responders such as police and firefighters. The Company also markets devices to other non-traditional providers of healthcare and have agreements with approximately 400 independent distributors and manufacturers' representatives to sell the AED Plus. Based on data from Frost & Sullivan, ZOLL believes the worldwide market for AEDs is approximately $315 million, and growing at 12% a year.

**ZOLL's Markets**

The Company divides its market into three principal customer/geographic categories: North American hospital; North American pre-hospital, which consists of an EMS and public-access component; and International.

*North American Hospital Market.* The North American hospital market consists of approximately 6,000 acute care community hospitals and 1,000 additional hospitals. ZOLL also includes military hospitals and applications in this market.

ZOLL defibrillators are used extensively in top hospitals included on a recent *U.S. News and World Report* "Honor Roll" list. To be on the "Honor Roll," a hospital had to demonstrate breadth of excellence by achieving a high ranking in no fewer than six specialties. More than half of the 18 "Honor Roll" hospitals use ZOLL, and nine of the 18 are completely standardized to ZOLL defibrillators.

Hospitals have traditionally used cardiac resuscitation equipment, both for patients admitted with SCA and for patients at risk of SCA undergoing other treatments. Many hospital procedures such as surgery, cardiac catheterization, stress testing, and general anesthesia may induce arrhythmias or SCA, and hospitals frequently use cardiac resuscitation devices on a stand-by basis in connection with these procedures. Since immediate treatment is the critical factor for successful cardiac resuscitation, hospitals typically place resuscitation devices throughout their facilities, including the cardiac and critical care units, emergency rooms, operating rooms, electrophysiology laboratories, and general wards.

There is also increasing interest in "time to defibrillation" in the hospital setting where patients who are not monitored or are disconnected from monitors may experience SCA and, consequently, a delay in either response or treatment. Hospitals are increasingly looking for new technologies that can help them protect patients from events such as SCA or allow them to move patients to less acute beds earlier to reduce the cost of their admission.

As a result, hospitals are installing defibrillators with AED capability in clinical areas for rapid use by the professional clinical staff. Lower cost, simplified AEDs have also been installed in non-clinical areas such as lobbies, food-service areas, and parking facilities for operation by hospital non-clinical staff, including security personnel, in the event of a cardiac arrest outside of patient units.

ZOLL currently believes that overall market growth for hospital defibrillator sales remains at approximately 3%, which is fueled by increased capabilities including monitoring parameters, CPR support, ECG filtering and analysis to minimize interruptions in CPR, along with data, communication, and asset management support. ZOLL believes that it has approximately 35% market share of the estimated $240 million North American Hospital market.

ZOLL believes that CPR performance, along with early defibrillation, also is an issue in this market, given that recent research notes that CPR performance in hospitals is less than optimal. One study of in-hospital cardiac arrest, published in *The Journal of the American Medical Association*, noted that "the quality of multiple parameters of CPR was inconsistent and often did not meet published guideline recommendations, even when performed by well-trained hospital staff. The importance of high-quality CPR suggests the need for rescuer feedback and monitoring of CPR quality during resuscitation efforts."

The AutoPulse is another tool that can assist with circulatory support for cardiac arrest patients in hospitals. Currently, the majority of AutoPulse devices sold to hospitals are found in emergency departments and intensive care units. Since research shows that the success of in-hospital manual resuscitation attempts remains relatively unchanged, and overall survival-to-discharge rates are poor (17% in one study published in 2003), ZOLL believes that AutoPulse adoption will increase, as clinicians understand how the AutoPulse can help improve overall CPR performance, with the goal of increasing survival rates.

*North American Pre-hospital Market.* The North American Pre-hospital market includes an EMS component that consists of care providers such as paramedics, Emergency Medical Technicians (EMTs), firefighters, police, and other first-response personnel with responsibilities for public safety. The pre-hospital public-access component includes non-traditional responders to medical emergencies who have been trained to use AEDs, including security personnel, staffs in occupational settings, alternate-care settings, school personnel, and office staff.

Most SCAs and heart attacks occur outside of the hospital. Due to the importance of immediate treatment, there is a substantial market for portable cardiac resuscitation equipment designed for use by various emergency responders. The most highly trained segment of the pre-hospital market is comprised of paramedics, who are authorized and trained to use defibrillators to treat SCA. In addition, paramedics are becoming increasingly aware of external pacing as a standard of care for the treatment of bradycardia. The Company believes the use of combination pacemakers/defibrillators will become more widespread in the pre-hospital setting. Paramedics are also able to use more advanced diagnostics, such as diagnostic 12-lead. EMTs, who are authorized to use automated external defibrillators, comprise a significant portion of the potential pre-hospital market as well.

ZOLL believes the opportunity for growth in pre-hospital market is large. Presently, ZOLL believes that most of the estimated 35,000 ambulances in the U.S. are equipped with defibrillators, and that other first-response emergency vehicles will represent an increasingly important market for cardiac resuscitation equipment as the medical community places increased priority on providing such equipment and the necessary training to all first responders. As older defibrillators are replaced on ambulances and other emergency vehicles, they will include additional monitoring capabilities and features necessary to provide better patient care.

ZOLL currently believes that overall market growth for EMS defibrillator sales remains at approximately 7%. ZOLL believes that it has approximately 43% market share of the ALS segment of the North American Pre-hospital market and about 20% of the overall EMS market, which is nearly $200 million.

In addition to defibrillators, there is an opportunity to increase the number of other CPR-support devices. ZOLL believes that the AutoPulse can also be a viable life-saving tool on ambulances and some first-response emergency vehicles because of its ability to improve CPR performance and decrease the risk of injury to rescuers, when compared to doing manual compressions in the back of a moving ambulance.

ZOLL also developed a series of software products (RescueNet) to address what the Company considers to be a growing need in the EMS market for an integrated data management system. RescueNet provides customers with a single data management system that integrates dispatch, resuscitation information, field data collection, mobile vehicle data communication, billing, resource planning and scheduling, and quality assurance functions. With seamless integration as the advantage, a majority of ZOLL's EMS and fire customers have purchased more than one of the products from the RescueNet suite, such as the dispatch and billing systems.

Today, most EMS data is entered by hand on clipboards and then distributed or re-entered manually into databases to meet regulatory and insurance reporting requirements. The timeliness, accuracy, and efficiency of this process are key factors in the receipt of payments from third-party payors. Capturing the resuscitation information within the field data system and wirelessly downloading all the field data to the billing system provides great efficiency. A significant amount of revenue is lost due to data entry errors, and misplaced paperwork or data. Time is lost duplicating data entries. As a result, ZOLL believes that the market for EMS field data management is significant and growing rapidly. ZOLL estimates the potential market for all EMS software to be more than $400 million.

As part of the pre-hospital market, public access includes non-traditional, non-healthcare users of AEDs such as the AED Plus. ZOLL believes this market is growing because of the increased awareness of the life-saving potential of simplified lower cost devices, which can be used before the arrival of professional rescuers. Efforts by the AHA, American Red Cross, National Safety Council, and Sudden Cardiac Arrest Foundation should help to expand public knowledge of AEDs and increase demand for these devices.

The passage of U.S. Federal and State Good Samaritan legislation increases the likelihood that non-medically trained personnel will be providing care to victims of SCA. Furthermore, some states are passing legislation encouraging, even requiring, AEDs in public places (e.g., schools, health clubs, state buildings). These legislative efforts continue to expand AED usage by non-traditional users including police, fire, and highway patrol personnel. The AHA and virtually all corresponding international organizations have established programs to bring early defibrillation to communities. Early defibrillation is included in the AHA CPR training for all healthcare personnel and some laypersons. ZOLL believes that these developments, together with the introduction of AEDs in highly visible places, will lead to a larger market for AEDs.

Virtually any location with a large number of people has the potential for the purchase and installation of an AED. The incorporation of AED use in all CPR training exposes more people to this life-saving technology, increasing awareness and potential adoption. Focus on early defibrillation and AEDs by the AHA, the American Red Cross, and similar organizations affirms the public health benefit, also driving the adoption of this technology in places such as businesses, factories, schools, health clubs, and homes.

Given the diverse nature of customers in this market, ZOLL uses a mix of alternate distribution, including direct staff, distributors, and manufacturers' representatives in those markets that are too small to support a direct sales force. ZOLL expects that this market could be serviced by other alternative distribution methods, such as e-commerce, which can supplement and reduce ZOLL's need for an expensive sales force. ZOLL currently believes that it has approximately 10% of the estimated $260 million public-access market.

*International Market.* The international market includes both hospital and pre-hospital customers outside of North America. Overall, the international market for defibrillators is less developed than the market in the U.S. In some international locations, unlike the North American market, the administration of pacing and defibrillation in hospitals and EMS is generally viewed as a skill reserved for physicians. Few other staff members are trained to administer such treatment, although this is changing. The international market for defibrillators for use outside hospitals varies considerably from country to country, but is generally less developed than the market in North America.

ZOLL believes that the international market for defibrillators will grow for a number of reasons:

- Demand for defibrillators is expected to grow as more hospitals are built and existing hospitals modernize and update their approaches to cardiac and emergency care.
- Emerging standards of care and the acceptance of automated equipment could result in increased use of cardiac resuscitation equipment by a broader range of healthcare personnel in the international market.
- The ERC, the British Heart Foundation, and virtually all cardiac-oriented organizations in Europe, as well as the Australian Resuscitation Council, have strongly supported initiatives to expand the availability of defibrillators as a major public health initiative.
- While external pacing is still used much less frequently in Europe and other parts of the world than it is in the U.S., many countries are beginning to implement cardiac life support protocols that incorporate external pacing as a standard component. Because most international defibrillators do not presently feature external pacing, the move to defibrillators with external pacing could increase international demand for ZOLL's E Series, M Series, and R Series defibrillators.
- The market for public access defibrillation is rapidly growing in Western Europe and Australia as the governments of these regions have begun to lessen the restrictions on physician-only administration of defibrillation. As other international markets begin to follow, there will be additional opportunities for government-driven programs.

ZOLL has a significant growth potential in the international market. Currently, ZOLL believes it has 14% of a $400 million market for defibrillators, which is growing at approximately 7% a year. In Europe, the Company's growth opportunities are many. Due to our direct sales representatives in the major markets of the United Kingdom and Germany, the Company has achieved success and will continue its efforts, particularly in hospitals. ZOLL will also maintain its strategy of customer exposure to its products through professional direct sales representatives, while expanding its indirect distribution where appropriate. Finally, there are large untapped opportunities in China and the Far East, and ZOLL is beginning to establish a presence in these countries.

The Company believes that it can take advantage of the growth in the international market for defibrillators based on the continued success of the M Series defibrillators, and the growing acceptance of the R Series, E Series, AED Plus and AED Pro defibrillators.

ZOLL also believes that the international market potential for the AutoPulse will be as large as that of the U.S. market. Cardiac arrest survival rates are as low as those in the U.S., and the resuscitation process has remained relatively unchanged for nearly 15 years. The AutoPulse can help to augment this process by automating the process of delivering chest compressions to people in sudden cardiac arrest.

**Competition**

Our principal competitors in the U.S. in the area of defibrillation (in hospital and EMS) are the Physio-Control division of Medtronic Inc. and Royal Philips Electronics. Both Physio-Control and Philips compete across our entire defibrillator product line. ZOLL also competes with Cardiac Science Corporation, Welch Allyn, HeartSine Technologies, and Defibtech in the lower cost AED market. In the international market, ZOLL competes with Physio-Control, Philips, most AED competitors, and several other companies depending upon the country. Physio-Control is generally the market leader in the industry. Medtronic has announced its intention to spin off its external defibrillator business (Physio Control, Inc.) into a separate, publicly-traded company. This has been delayed to complete corrections and address various quality issues being supervised by the FDA.

The business of developing and marketing software for data collection, billing, dispatching, and management in the EMS and fire market is competitive. Competitors in this business include Sansio, ESO Solutions, Golden Hour, Innovative Engineering, Healthware Technologies, Inc., Safety Pad Software, ImageTrend, Inc., eCore Software Solutions, Inc., PDSI Software, Inc., EnRoute Emergency Services (formally known as Geac Computer Corporation, Ltd.), DocuMed, Inc., Tritech Software Systems, Inc., Ortivus AB, RAM Software Systems, Inc., Intergraph Corporation, Affiliated Computer Services, Inc., Emergency Reporting, Inc., Emergency Technologies, Inc. and AmbPac, Inc. None of these competitors currently has a product that provides an integrated solution comparable to the RescueNet products. Medtronic ERS and Medusa Medical Technologies have a marketing arrangement for a field data solution.

ZOLL develops and markets software for data collection related to resuscitation practices in hospitals. ZOLL offers a system called CodeNet to provide data collection during resuscitation and to later organize this data into useful information related to performance measures for resuscitation practices. The primary alternative to our products in the hospital market involves manual interface between the defibrillator and the hospital's information systems.

The Company believes that the AutoPulse currently has no significant competition in the U.S. other than manual CPR; however, Physio-Control has entered into a distribution agreement with Jolife, of Sweden, to market its Lucas CPR® Pump, which is a piston-driven device powered by a continuous source of compressed oxygen or air. The device pushes down on the center of the chest as in manual CPR. Physio-Control has focused most of its efforts with this product in Europe, especially the United Kingdom. With Physio-Control's recent FDA clearance for this product in the U.S., ZOLL expects Physio-Control to move aggressively into the U.S. market. Another company, Michigan Instruments, markets a product in the U.S. called the Thumper® 1007 that mimics traditional chest compressions by compressing the heart via a mechanized, air-driven piston device.

**Competitive Factors**

The Company believes that the principal competitive factors in the hospital market for cardiac resuscitation equipment are clinical efficacy, reliability, portability, ease-of-use, and standardization. In the EMS portion of the pre-hospital market, in addition to the foregoing considerations, durability, a reliable battery system, and availability of 12-lead ECG capabilities are significant competitive factors. ZOLL believes that its products compete favorably with respect to each of these factors.

Non-invasive temporary pacemakers and external defibrillators, such as those that ZOLL sells, are used in emergency situations and, accordingly, do not compete with permanent, implantable pacemakers or defibrillators that are used to treat chronic arrhythmias. In fact, the products are complementary, because emergency cardiac resuscitation is often required during the implantation of a permanent device.

ZOLL believes that principal competitive factors across all areas of its market include:

- A broad diverse range of resuscitation products that address a range of issues including electrical, circulatory, ventilation, and data management;
- Superior, proven CPR assistance technology in its line of defibrillators;
- A 20+year history of clinical excellence;
- User simplicity, convenience, and ease of use; and
- An integrated approach involving its line of defibrillators and their ability to share data for training and CQI purposes.

### Foreign Operations

ZOLL currently conducts business outside of the United States through subsidiaries in Canada, Germany, Austria, The Netherlands, France, Australia, New Zealand, and the United Kingdom. The Company operates a number of additional international offices and has entered into distributor and sales representative business relationships in the world's major markets. ZOLL sells its products in more than 140 countries. For additional information concerning foreign operations, see Note N of the Notes to Consolidated Financial Statements.

### Research and Development

ZOLL's research and development strategy is to continually improve and expand its product lines by combining existing proprietary technologies, newly developed proprietary technologies and the technologies of ZOLL's best-in-class partners into new product offerings that provide additional valued benefits to its customers. ZOLL pursues a multi-disciplinary approach to product design that includes substantial electrical, mechanical, software and biomedical engineering efforts. The Company is currently focusing research and development programs in data management, additional product variants of the R Series and AED Plus product lines, next-generation product platforms, clinical trials, expansion of its long-term technical research efforts, and other initiatives. Research and development expenses for 2007, 2006, and 2005 were approximately $28.7 million, $23.4 million and $22.9 million, respectively.

### Manufacturing

ZOLL's primary manufacturing facilities are located in Chelmsford, Massachusetts; Pawtucket, Rhode Island; Sunnyvale, California; and Pittsburgh, Pennsylvania. In Chelmsford, ZOLL generally assembles its defibrillation devices and the Power Infuser from components produced to its specifications by ZOLL's suppliers. In Pawtucket, ZOLL manufactures its electrode products. The AutoPulse is manufactured at the facility located in Sunnyvale, California. As of April 2006, as a result of the Company's acquisition of the assets of Lifecor, Inc., the Company's ZOLL Lifecor subsidiary has a manufacturing facility located in Pittsburgh, Pennsylvania, where the LifeVest is manufactured.

### Patents and Proprietary Information

ZOLL and its subsidiaries currently hold over 120 U.S. and over 70 foreign patents, and numerous pending applications. The Company's patents and patent applications relate to pacing, defibrillation, CPR, hypothermia and other resuscitation therapies.

### Customers

There is no customer whose purchases accounted for 10% or more of the Company's revenues and whose loss the Company believes would have a material adverse effect on the Company and its subsidiaries taken as a whole. Total sales to various branches of the United States military were approximately $12 million in 2007, $20 million in 2006 and $14 million in 2005. No single customer accounted for more than 10% of the Company's total net sales or accounts receivable.

### Employees

As of September 30, 2007, ZOLL employed approximately 1,290 people on a full-time basis, nearly 1,180 in the United States and the remainder outside the U.S. None of its employees are subject to collective bargaining agreements.

**Executive Officers of the Registrant**

| Name | Age | Position |
|---|---|---|
| Richard A. Packer | 50 | Chairman, Chief Executive Officer and President |
| A. Ernest Whiton | 46 | Vice President of Administration and Chief Financial Officer |
| Ward M. Hamilton | 60 | Vice President, Marketing |
| E. Jane Wilson, Ph.D | 58 | Vice President, Research and Development |
| Alexander N. Moghadam | 43 | Vice President, International Operations |
| Steven K. Flora | 56 | Vice President, North American Sales |
| Edward T. Dunn | 54 | Vice President, Operations |
| John P. Bergeron | 56 | Vice President and Corporate Treasurer |
| Stephen Korn | 62 | Vice President, General Counsel and Secretary |

Mr. Packer joined the Company in 1992 and in November 1999 was appointed Chairman of the Board and Chief Executive Officer. Mr. Packer served as President, Chief Operating Officer and director from 1996 to his appointment as CEO. From 1992 to 1996 he served as Chief Financial Officer and Vice President of Operations of the Company. From 1987 to 1992 Mr. Packer served as Vice President of various functions for Whistler Corporation, a consumer electronics company. Prior to this, Mr. Packer was a manager with the consulting firm of PRTM/KPMG, specializing in operations of high technology companies. Since April 2007, Mr. Packer has also served as a director of Bruker BioSciences Corporation, a bioscientific device company. Mr. Packer received B.S. and M. Eng. degrees from the Rensselaer Polytechnic Institute and a M.B.A. from the Harvard Graduate School of Business Administration.

Mr. Whiton joined the Company as Vice President of Administration and Chief Financial Officer in January 1999. Prior to joining the Company, Mr. Whiton was Vice President and Chief Accounting Officer of Ionics, Incorporated, a global separations technology company, which he joined in 1993. Prior to Ionics, he was a manager at Price Waterhouse. Mr. Whiton has received a B.S. in Accounting from Bentley College and a M.B.A. from the Harvard Graduate School of Business Administration.

Mr. Hamilton joined the Company as Vice President of Marketing in February 1992. Prior to this time, Mr. Hamilton served from 1985 to 1991 as Director of New Business Development and Director of Marketing for ACLS products for Laerdal Medical Corporation, a manufacturer of portable automated defibrillators, and from 1977 to 1985 as Marketing Manager for defibrillators and non-invasive blood pressure monitors for Datascope Corporation. Mr. Hamilton received a B.A. in political science from Hartwick College and a M.P.A. from the University of Southern California.

Ms. Wilson joined the Company as Vice President of Research and Development in April 2007. Prior to joining the Company, Ms. Wilson was Vice President of Research and Development of Haemonetics Corp., a developer and manufacturer of blood processing technology from 2005 to 2007. Prior to Haemonetics, Ms. Wilson held executive research and development positions at Baxter Healthcare and Abbott Laboratories. Ms. Wilson received a B.S. in Chemistry from the University of Virginia and an M.S. and Ph.D. in Nuclear Chemistry from Carnegie-Mellon University.

Mr. Moghadam joined the Company as Vice President of International Operations in January 2005. Prior to joining the Company, from 1995 to 2005 Mr. Moghadam held a variety of commercial and operational roles with Thermo Electron Corporation, a scientific instrument and supply company, which included eight years of overseas assignments in Asia (Shanghai, Hong Kong) and France. Mr. Moghadam holds a M.B.A. from DePaul University, a Master of International Management from American Graduate School of International Management (Thunderbird), and a B.S. in biology from Loyola University of Chicago.

Mr. Flora joined the Company as Vice President of North American Sales in September 1998. Prior to joining the Company, Mr. Flora served from 1981 to 1998 in various positions with Marquette Medical systems, a manufacturer of cardiovascular and physiological monitoring systems, most recently as Vice President of Sales. Mr. Flora received his B.S. in Biology from the University of Illinois.

Mr. Dunn joined the Company as Director of Materials in April 1995. In November 1997, he was appointed Vice President of Operations. Prior to joining the Company, Mr. Dunn was Materials Manager at Baird Corporation, a manufacturer of spectrometers and night vision devices, which he joined in 1986. Prior to joining Baird, Mr. Dunn was Manufacturing Manager at Chelsea Clock Company, a manufacturer of marine clocks. Mr. Dunn received a B.S. in Industrial Engineering from Northeastern University.

Mr. Bergeron joined the Company as Vice President and Corporate Treasurer in August 2000. Prior to joining the Company, Mr. Bergeron was Vice President at Ionics, Incorporated, a global separations technology company, where he also served as Corporate Treasurer and Tax Director. Prior to joining Ionics in 1988, Mr. Bergeron served in a variety of tax positions at other multinational corporations. Mr. Bergeron received a B.B.A. from the University of Massachusetts at Amherst and a M.S. in Taxation from Bentley College.

Mr. Korn joined the Company in 2005, and serves as Vice President, General Counsel, and Secretary. From 1989 to 2005 Mr. Korn was Vice President, General Counsel and Secretary of Ionics, Incorporated, a global separations technology company. Prior to his employment with Ionics, Mr. Korn served as Vice President, General Counsel and Secretary of Symbolics, Inc., a developer of artificial intelligence hardware and software, and was a member of the Boston law firm of Widett, Slater & Goldman, P.C. Mr. Korn holds a J.D. degree from Harvard Law School, an M.A. degree in organic chemistry from Columbia University, and a B.A. degree in chemistry from Brandeis University.

### Marketing and Sales

ZOLL operates with sales and managerial staff comprised of direct representatives and their managers, distribution managers, special account representatives, distributors and manufacturer's representatives throughout the world. In the United States, the staff is split into dedicated groups, focused on the hospital, EMS, and public safety markets. In the United States, ZOLL sells products directly to hospitals and EMS and through distributor, manufacturer's representatives, and other indirect channels in the public safety market. The organization is similar in its international markets, and a mix of both direct and indirect channels are maintained relative to a country's size and business potential. ZOLL sells its RescueNet and LifeVest products through two separate, dedicated sales forces.

### Backlog

ZOLL ended fiscal 2007 with a backlog of approximately $24.3 million, which includes approximately $8 million related to our California Homeland Security order. The Company anticipates that all of this backlog will ship during fiscal 2008. In order to facilitate shipments in light of the heavy end-of-quarter orders, ZOLL attempts to maintain a permanent backlog level of orders that will not be shipped at the end of each quarter. ZOLL believes this helps improve efficiency, lower costs and improve profitability. Due to possible changes in delivery schedules, cancellation of orders and delays in shipments, ZOLL's backlog at any particular date is not necessarily an accurate predictor of revenue for any succeeding period.

### Government Regulation

The manufacture and sale of ZOLL's products are subject to extensive regulation by numerous governmental authorities, principally by the Food and Drug Administration, or FDA, and corresponding foreign agencies. The FDA administers the Federal Food, Drug and Cosmetic Act and the regulations promulgated there under. ZOLL is subject to the standards and procedures with respect to the manufacture of medical devices and are subject to inspection by the FDA for compliance with such standards and procedures.

The FDA classifies medical devices into one of three classes depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. ZOLL's manual defibrillation and pacing products have been classified by the FDA as Class II devices. ZOLL's AED products have been classified as Class III devices. These devices must secure a 510(k) pre-market notification clearance before they can be introduced into the United States market. The process of obtaining 510(k) clearance typically takes several months and may involve the submission of limited clinical data supporting assertions that the product is substantially equivalent to an already approved device or to a device that was on the market before the enactment of the Medical Device Amendments of 1976.

Every company that manufactures or assembles medical devices is required to register with the FDA and adhere to certain "good manufacturing practices" in accordance with the FDA's Quality System Regulation, which regulates the manufacture of medical devices, prescribes record-keeping procedures and provides for the routine inspection of facilities for compliance with such regulations. The FDA also has broad regulatory powers in the areas of clinical testing, marketing and advertising of medical devices.

Medical device manufacturers are routinely subject to periodic inspections by the FDA. If the FDA believes that a company may not be operating in compliance with applicable laws and regulations, it can:

- place the company under observation and re-inspect the facilities;
- issue a warning letter apprising of violating conduct;
- detain or seize products;
- mandate a recall;
- enjoin future violations; and
- assess civil and criminal penalties against the company, its officers or its employees.

ZOLL is also subject to regulation in each of the foreign countries where its products are sold. Many of the regulations applicable to the Company's products in such countries are similar to those of the FDA. The national health or social security organizations of certain countries require that ZOLL's products be qualified before they can be marketed in those countries.

**Investor Information**

Financial and other information relating to the Company can be accessed from the Company's main Internet website (http://www.zoll.com) by clicking on "Investor Relations". Information on, or linked to, our website is not part of this Annual Report on Form 10-K. The Company makes available, free of charge, copies of its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. A copy may also be obtained upon written request to the Company at: Stockholder Relations, ZOLL Medical Corporation, 269 Mill Road, Chelmsford, MA 01824-4105.

**Item 1A. Risk Factors.**

***If We Fail to Compete Successfully in the Future against Existing or Potential Competitors, Our Operating Results May Be Adversely Affected.***

Our principal global competitors with respect to our entire cardiac resuscitation equipment product line are Physio-Control, Inc. ("Physio-Control") and Royal Philips Electronics ("Philips"). Physio-Control is a subsidiary of Medtronic, Inc., a leading medical technology company, and has been the market leader in the defibrillator industry for over 20 years. As a result of Physio-Control's dominant position in this industry, many potential customers have relationships with Physio-Control that could make it difficult for us to continue to penetrate the markets for our products. In addition, Physio-Control and Philips and other competitors each have significantly greater resources than we do. Accordingly, Physio-Control, Philips and other competitors could substantially increase the resources they devote to the development and marketing of products that are competitive with ours. These and other competitors may develop and successfully commercialize medical devices that directly or indirectly accomplish what our products are designed to accomplish in a superior and/or less expensive manner. In addition, although our biphasic waveform technology is unique, our competitors have devised alternative biphasic waveform technology. Medtronic previously announced its intention to spin off its external defibrillator business into a separate publicly-traded company, and announced a suspension of U.S. shipments of its external defibrillators because of system quality issues. How these continuing developments will affect the competitive landscape in the future is unclear, but the Company has taken steps to pursue additional customers.

There are a number of smaller competitors in the United States, which include Cardiac Science Corporation, Welch Allyn, Inc., HeartSine Technology, and Defibtech. Internationally, we face the same competitors as in the United States as well as Nihon Kohden, Corpuls, Schiller, and other local competitors. It is possible the market may embrace these competitors' products, which could negatively impact our market share.

Additional companies may enter the market. For example, GE Healthcare has announced its intention to enter the hospital market through cooperation with Cardiac Science Corporation. Their success may impair our ability to gain market share.

In addition to external defibrillation and external pacing with cardiac resuscitation equipment, it is possible that other alternative therapeutic approaches to the treatment of sudden cardiac arrest may be developed. These alternative therapies or approaches, including pharmaceutical or other alternatives, could prove to be superior to our products.

There is significant competition in the business of developing and marketing software for data collection, billing, scheduling, dispatching and management in the emergency medical system market. Our principal competitors in this business include Sansio, Healthware Technologies, Inc., Safety Pad Software, ImageTrend, Inc., eCore Software Solutions, Inc., PDSI Software, Inc., EnRoute Emergency Systems (formerly Geac Computer Corporation, Ltd.), DocuMed, Inc., Tritech Software Systems, Inc., Ortivus AB, RAM Software Systems, Inc., Intergraph Corporation, Affiliated Computer Services, Inc., Emergency Reporting, Inc., AmbPac, Inc., ESO Solutions, Golden Hour and Innovative Engineering, some of which have greater financial, technical, research and development and marketing resources than we do. Because the barriers to entry in this business are relatively low, additional competitors may easily enter this market in the future. It is possible that systems developed by competitors could be superior to our data management system. Consequently, our ability to sell our data management systems could be materially affected and our financial results could be materially and adversely affected.

***The Impact on the Company of the Suspension of Shipments by Physio-Control, a Division of Medtronic, May Be Difficult to Predict.***

Physio-Control, a division of Medtronic, announced the suspension of U.S. product shipments in January 2007 due to internal quality control issues. We believe our order flow may benefit from this suspension into 2008 and 2009. Any benefit from increased orders received through 2007 did not have a material impact on the Company, as we also increased spending on marketing programs and our selling organization. We cannot be assured that such increased spending initiatives will be effective. If our expectations of future benefits do not materialize, our stock price could fluctuate.

***It is Possible that if Competitors Increase Their Use of Price Discounting, Our Gross Margins Could Decline.***

Some competitors have, from time to time, used price discounting in order to attempt to gain market share. If this activity were to increase in the future it is possible that our gross margin and overall profitability could be adversely affected if we decided to respond in kind.

***Our Operating Results are Likely to Fluctuate, Which Could Cause Our Stock Price to be Volatile, and the Anticipation of a Volatile Stock Price Can Cause Greater Volatility.***

Our quarterly and annual operating results have fluctuated and may continue to fluctuate. Various factors have and may continue to affect our operating results, including:

- high demand for our products, which could disrupt our normal factory utilization and cause shipments to occur in uneven patterns;
- variations in product orders;
- timing of new product introductions;
- temporary disruptions of buying behavior due to changes in technology (e.g., shift to biphasic technology);
- changes in distribution channels;
- actions taken by our competitors such as the introduction of new products or the offering of sales incentives;
- the ability of our sales forces to effectively market our products;
- supply interruptions from our single-source vendors;
- temporary manufacturing disruptions;
- regulatory actions, including actions taken by the FDA or similar agencies; and
- delays in obtaining domestic or foreign regulatory approvals.

A large percentage of our sales are made toward the end of each quarter. As a consequence, our quarterly financial results are often dependent on the receipt of customer orders in the last weeks of a quarter. The absence of these orders could cause us to fall short of our quarterly sales targets, which, in turn, could cause our stock price to decline sharply. As we grow in size, and these orders are received closer to the end of a period, we may not be able to manufacture, test, and ship all orders in time to recognize the shipment as revenue for that quarter.

Based on these factors, period-to-period comparisons should not be relied upon as indications of future performance. In anticipation of less successful quarterly results, parties may take short positions in our stock. The actions of parties shorting our stock might cause even more volatility in our stock price. The volatility of our stock may cause the value of a stockholder's investment to decline rapidly.

***The AED PAD (Public Access Defibrillation) Business is Highly Dynamic. If We are Not Successful in Competing In This Market, Our Operating Results May be Affected.***

The PAD market has many new dynamics. This market involves many new types of non-traditional healthcare distributors, and the efficiency of these distributors may not be as robust as we expect. These new types of distributors may present credit risks since they may not be well established and may not have the necessary business volumes. In addition, we may not be successful in gaining greater market acceptance of our AED Plus into alternative PAD markets if our PAD distributors are not successful. All of these items could cause our operating results to be unfavorably affected.

We have noticed that as the PAD market has grown, there have been an increasing number of smaller, start-up companies entering the market. In order to gain market share, these companies compete mainly on price. If these companies are able to capture a larger market share with lower prices, this may cause declining prices and negatively affect our operating results. Also, the internet is playing a bigger role in generating sales of AEDs. This could result in lower pricing.

Two of our major competitors participate in the home market. We also sell to the home market and if our plan turns out to be less effective or efficient, we might have difficulty building market share.

***We Acquired New Products Such as the AutoPulse, Power Infuser, and LifeVest. If We Are Not Successful in Growing Our Business with These Products, Our Operating Results May Be Affected.***

We have acquired the AutoPulse, an automated non-invasive cardiac support pump, the Power Infuser, a device that provides highly controlled, rapid delivery of intraveneous (IV) fluids to trauma victims, the LifeVest, a wearable external defibrillator system, and catheter-based hypothermia technology. As part of the successful development of the market for these products, where applicable, we must:

- establish new marketing and sales strategies;
- identify respected health professionals and organizations to champion the products;
- work with potential customers to develop new sources of unbudgeted funding;
- conduct successful clinical trials; and
- achieve early success for the product in the field.

If we are delayed or fail to achieve these market development initiatives, we may encounter difficulties building our customer base for these products. Sub-par results from any of these items, such as inconclusive results from clinical trials, could cause our operating results to be unfavorably affected.

***Our Approach to Our Backlog Might Not Be Successful.***

We maintain a backlog in order to generate operating efficiencies. If order rates are insufficient to maintain such a backlog, we may be subject to operating inefficiencies.

***We May be Required to Implement a Costly Product Recall.***

In the event that any of our products proves to be defective, we can voluntarily recall, or the FDA could require us to redesign or implement a recall of, any of our products. Both our larger competitors and we have, on numerous occasions, voluntarily recalled products in the past, and based on this experience, we believe that future recalls could result in significant costs to us and significant adverse publicity, which could harm our ability to market our products in the future. Though it may not be possible to quantify the economic impact of a recall, it could have a material adverse effect on our business, financial condition and results of operations.

***Changes in the Healthcare Industry May Require Us to Decrease the Selling Price for Our Products or Could Result in a Reduction in the Size of the Market for Our Products, Each of Which Could Have a Negative Impact on Our Financial Performance.***

Trends toward managed care, healthcare cost containment, and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies, which could adversely affect the sale and/or the prices of our products. For example:

- major third-party payers of hospital and pre-hospital services, including Medicare, Medicaid and private healthcare insurers, have substantially revised their payment methodologies during the last few years, which has resulted in stricter standards for reimbursement of hospital and pre-hospital charges for certain medical procedures;
- Medicare, Medicaid and private healthcare insurer cutbacks could create downward price pressure in the cardiac resuscitation pre-hospital market;
- numerous legislative proposals have been considered that would result in major reforms in the U.S. healthcare system, which could have an adverse effect on our business;
- there has been a consolidation among healthcare facilities and purchasers of medical devices in the United States who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our products or demand discounts on our prices;

- there is economic pressure to contain healthcare costs in international markets;
- there are proposed and existing laws and regulations in domestic and international markets regulating pricing and profitability of companies in the healthcare industry; and
- there have been initiatives by third-party payers to challenge the prices charged for medical products, which could affect our ability to sell products on a competitive basis.

Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our levels of revenues and profitability of sales, which could have a material adverse effect on our business.

***General Economic Conditions May Cause Our Customers to Delay Buying Our Products Resulting in Lower Revenues.***

The national economy of the United States and the global economy are both subject to economic downturns. An economic downturn in any market in which we sell our products may have a significant impact on the ability of our customers, in both the hospital and pre-hospital markets, to secure adequate funding to buy our products or might cause purchasing decisions to be delayed. Any delay in purchasing our products may result in decreased revenues and also allow our competitors additional time to develop products that may have a competitive edge, making future sales of our products more difficult.

For example, over the last few years in the U.S., many states experienced deficits and shortfalls of revenue to cover expenditures. As a result, states cut their spending and support to local cities and towns, who then in turn reduced their spending for capital equipment purchases for their EMS services. We believe that this had a negative impact on our revenues in the North American EMS market.

***We Can be Sued for Producing Defective Products and We May be Required to Pay Significant Amounts to Those Harmed If We are Found Liable, and Our Business Could Suffer from Adverse Publicity.***

The manufacture and sale of medical products such as ours entail significant risk of product liability claims, and product liability claims are made against us from time to time. Our quality control standards comply with FDA requirements and we believe that the amount of product liability insurance we maintain is adequate based on past product liability claims in our industry. We cannot be assured that the amount of such insurance will be sufficient to satisfy claims made against us in the future or that we will be able to maintain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims could result in significant costs or litigation. A product liability lawsuit is currently pending. A successful claim brought against us in excess of our available insurance coverage or any claim that results in significant adverse publicity against us could have a material adverse effect on our business, financial condition and results of operations.

***Recurring Sales of Electrodes to Our Customers May Decline.***

We typically have recurring sales of electrodes to our customers. Other vendors have developed electrode adaptors that allow generic electrodes to be compatible with our defibrillators. If we are unable to continue to differentiate the superiority of our electrodes over these generic electrodes, our future revenue from the sale of electrodes could be reduced, or our pricing and profitability could decline.

***Failure to Produce New Products or Obtain Market Acceptance for Our New Products in a Timely Manner Could Harm Our Business.***

Because substantially all of our revenue comes from the sale of cardiac resuscitation devices and related products, our financial performance will depend upon market acceptance of, and our ability to deliver and support, new products. We cannot be assured that we will be able to produce viable products in the time frames we currently estimate. Factors which could cause delay in these schedules or even cancellation of our projects to produce and market these new products include: research and development delays, the actions of our competitors producing competing products, and the actions of other parties who may provide alternative therapies or solutions, which could reduce or eliminate the markets for pending products.

The degree of market acceptance of any of our products will depend on a number of factors, including:

- our ability to develop and introduce new products in a timely manner;
- our ability to successfully implement new product technologies;
- the market's readiness to accept new products;
- the standardization of an automated platform for data management systems;
- the clinical efficacy of our products and the outcome of clinical trials;
- the ability to obtain timely regulatory approval for new products; and
- the prices of our products compared to the prices of our competitors' products.

If our new products do not achieve market acceptance, our financial performance could be adversely affected.

***Our Dependence on Sole and Single Source Suppliers Exposes Us to Supply Interruptions and Manufacturing Delays Caused by Faulty Components, Which Could Result in Product Delivery Delays and Substantial Costs to Redesign Our Products.***

Although we use many standard parts and components for our products, some key components are purchased from sole or single source vendors for which alternative sources at present are not readily available. For example, we currently purchase proprietary components, including capacitors, display screens, gate arrays and integrated circuits, for which there are no direct substitutes. Our inability to obtain sufficient quantities of these components as well as our limited ability to deal with faulty components may result in future delays or reductions in product shipments, which could cause a fluctuation in our results of operations.

These or any other components could be replaced with alternatives from other suppliers, which could involve a redesign of our products. Such a redesign could involve considerable time and expense. We could be at risk that the supplier might experience difficulties meeting our needs.

If our manufacturers are unable or unwilling to continue manufacturing our components in required volumes, we will have to transfer manufacturing to acceptable alternative manufacturers whom we have identified, which could result in significant interruptions of supply. The manufacture of these components is complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, which could negatively impact the cost and timely delivery of our products. Accordingly, any significant interruption in the supply, or degradation in the quality, of any component would have a material adverse effect on our business, financial condition and results of operations.

***We May Not be Able to Obtain Appropriate Regulatory Approvals for Our New Products.***

The manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. The FDA administers the Federal Food, Drug and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder. Some of our products have been classified by the FDA as Class II devices and others, such as our AEDs, have been classified as Class III devices. All of these devices must secure a 510(k) pre-market notification clearance before they can be introduced into the U.S. market. The process of obtaining 510(k) clearance typically takes several months and may involve the submission of limited clinical data supporting assertions that the product is substantially equivalent to an already approved device or to a device that was on the market before the Medical Device

Amendments of 1976. Delays in obtaining 510(k) clearance could have an adverse effect on the introduction of future products. Moreover, approvals, if granted, may limit the uses for which a product may be marketed, which could reduce or eliminate the commercial benefit of manufacturing any such product.

We are also subject to regulation in each of the foreign countries in which we sell products. Many of the regulations applicable to our products in such countries are similar to those of the FDA. However, the national health or social security organizations of certain countries require our products to be qualified before they can be marketed in those countries. We cannot be assured that such clearances will be obtained.

***If We Fail to Comply With Applicable Regulatory Laws and Regulations, the FDA and Other U.S. and Foreign Regulatory Agencies Could Exercise Any of Their Regulatory Powers, Which Could Have a Material Adverse Effect on Our Business.***

Every company that manufactures or assembles medical devices is required to register with the FDA and to adhere to certain quality systems, which regulate the manufacture of medical devices and prescribe record keeping procedures and provide for the routine inspection of facilities for compliance with such regulations. The FDA also has broad regulatory powers in the areas of clinical testing, marketing and advertising of medical devices. To ensure that manufacturers adhere to good manufacturing practices, medical device manufacturers are routinely subject to periodic inspections by the FDA. If the FDA believes that a company may not be operating in compliance with applicable laws and regulations, it could take any of the following actions:

- place the company under observation and re-inspect the facilities;
- issue a warning letter apprising of violating conduct;
- detain or seize products;
- mandate a recall;
- enjoin future violations; and
- assess civil and criminal penalties against the company, its officers or its employees.

We, like most of our U.S. competitors, have received warning letters from the FDA in the past, and may receive warning letters in the future. We have always complied with the warning letters we have received. However, our failure to comply with FDA regulations could result in sanctions being imposed on us, including restrictions on the marketing or recall of our products. These sanctions could have a material adverse effect on our business.

If a foreign regulatory agency believes that we are not operating in compliance with their laws and regulations, they could prevent us from selling our products in their country, which could have a material adverse effect on our business.

***We are Dependent upon Licensed and Purchased Technology for Upgradeable Features in Our Products, and We May Not Be Able to Renew These Licenses or Purchase Agreements in the Future.***

We license and purchase technology from third parties for upgradeable features in our products, including a 12 lead analysis program, SPO2, EtCO2, and NIBP technologies. We anticipate that we will need to license and purchase additional technology to remain competitive. We may not be able to renew our existing licenses and purchase agreements or to license and purchase other technologies on commercially reasonable terms or at all. If we are unable to renew our existing licenses and purchase agreements or we are unable to license or purchase new technologies, we may not be able to offer competitive products.

***Fluctuations in Currency Exchange Rates May Adversely Affect Our International Sales.***

Our revenue from international operations can be denominated in or significantly influenced by the currency and general economic climate of the country in which we make sales. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in downward price pressure for our products or losses from currency exchange rate fluctuations. As we continue to expand our international operations, downward price pressure and exposure to gains and losses on foreign currency transactions may increase.

We may continue our use of forward contracts and other instruments in the future to reduce our exposure to exchange rate fluctuations from intercompany accounts receivable and forecasted intercompany sales to our subsidiaries denominated in foreign currencies, and we may not be able to do this successfully. Accordingly, we may experience economic loss and a negative impact on our results of operations and equity as a result of foreign currency exchange rate fluctuations.

***Our Current and Future Investments May Lose Value in the Future.***

We hold investments in two private companies and may in the future invest in the securities of other companies and participate in joint venture agreements. These investments and future investments are subject to the risks that the entities in which we invest will become bankrupt or lose money.

Investing in other businesses involves risks and no assurance can be made as to the profitability of any investment. Our inability to identify profitable investments could adversely affect our financial condition and results of operations. Unless we hold a majority position in an investment or joint venture, we will not be able to control all of the activities of the companies in which we invest or the joint ventures in which we are participating. Because of this, such entities may take actions against our wishes and not in furtherance of, and even opposed to, our business plans and objectives. These investments are also subject to the risk of impasse if no one party exercises ultimate control over the business decisions.

***Future Changes in Applicable Laws and Regulations Could Have an Adverse Effect on Our Business.***

Federal, state or foreign governments may change existing laws or regulations or adopt new laws or regulations that regulate our industry. Changes in or adoption of new laws or regulations could result in the following consequences that would have an adverse effect on our business:

- regulatory clearance previously received for our products could be revoked;
- costs of compliance could increase; or
- we may be unable to comply with such laws and regulations so that we would be unable to sell our products.

***Compliance With Changing Regulation of Corporate Governance, Public Disclosure and Accounting Matters May Result in Additional Expenses.***

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and The NASDAQ Stock Market, as well as new accounting pronouncements, are creating uncertainty and additional complexities for companies. To maintain high standards of corporate governance and public disclosure, we continue to invest resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating and cost-management activities.

The provisions of Section 404 of the Sarbanes-Oxley Act of 2002 first applied to us for the fiscal year 2005. Accordingly, we completed a project to document, review, test, evaluate and conclude on our systems of internal controls. We have also completed our testing of our internal control systems and we did not identify any material weaknesses in our system of internal controls in fiscal 2005, 2006, or 2007. We continue to monitor our internal control environment and perform testing as required by Section 404 rules. There can be no guarantee that, in the future, we will not detect the existence of a material control weakness. Disclosure of a material weakness in our system of internal control may cause our stock price to fluctuate significantly.

***Uncertain Customer Decision Processes May Result in Long Sales Cycles, Which Could Result in Unpredictable Fluctuations in Revenues and Delay the Replacement of Cardiac Resuscitation Devices.***

Many of the customers in the pre-hospital market consist of municipal fire and emergency medical systems departments. As a result, there are numerous decision-makers and governmental procedures in the decision-making process. In addition, decisions at hospitals concerning the purchase of new medical devices are sometimes made on a department-by-department basis. Accordingly, we believe the purchasing decisions of many of our customers may be characterized by long decision-making processes, which have resulted in and may continue to result in long sales cycles for our products. For example, the sales cycles for cardiac resuscitation products typically have been between six to nine months, although some sales efforts have taken as long as two years.

***Reliance on Domestic and International Distributors to Sell Our Products Exposes Us to Business Risks That Could Result in Significant Fluctuations in Our Results of Operations.***

Although we perform credit assessments with sales to distributors, payment by the distributor may be affected by the financial stability of the customers to which the distributor sells. Future sales to distributors may also be affected by the distributor's ability to successfully sell our products to their customers. Either of these scenarios could result in significant fluctuations in our results of operations.

***Our International Sales Expose Our Business to a Variety of Risks That Could Result in Significant Fluctuations in Our Results of Operations.***

Approximately 28% of our sales for fiscal 2007 were made to foreign purchasers and we plan to increase the sale of our products to foreign purchasers in the future. As a result, a significant portion of our sales is and will continue to be subject to the risks of international business, including:

- fluctuations in foreign currencies;
- trade disputes;
- changes in regulatory requirements, tariffs and other barriers;
- consequences of failure to comply with U.S. law and regulations concerning the conduct of business outside the U.S.;
- the possibility of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of the products being implemented by the United States or these foreign countries;
- timing and availability of import/export licenses;
- political and economic instability;
- higher credit risk and difficulties in accounts receivable collections;
- increased tax exposure if our revenues in foreign countries are subject to taxation by more than one jurisdiction;
- accepting customer purchase orders governed by foreign laws, which may differ significantly from U.S. laws and limit our ability to enforce our rights under such agreements and to collect damages, if awarded;
- war on terrorism;

- disruption in the international transportation industry; and
- use of international distributors.

As international sales become a larger portion of our total sales, these risks could create significant fluctuations in our results of operations. These risks could affect our ability to resell trade-in products to domestic distributors, who in turn often resell the trade-in products in international markets. Our inability to sell trade-in products might require us to offer lower trade-in values, which might impact our ability to sell new products to customers desiring to trade in older models and then purchase newer products.

We intend to continue to expand our direct sales forces and our marketing support for these sales forces. We intend to continue to expand these areas, but if our sales forces are not effective, or if there is a sudden decrease in the markets where we have direct operations, we could be adversely affected.

***We May Fail to Adequately Protect or Enforce Our Intellectual Property Rights or Secure Rights to Third Party Intellectual Property, and Our Competitors Can Use Some of Our Previously Proprietary Technology.***

Our success will depend in part on our ability to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. We hold over 120 U.S. and over 70 foreign patents for our various inventions and technologies. Additional patent applications have been filed with the U.S. Patent and Trademark Office and outside the U.S. and are currently pending. The patents that have been granted to us are for a definitive period of time and will expire. We have filed certain corresponding foreign patent applications and intend to file additional foreign and U.S. patent applications as appropriate. We cannot be assured as to:

- the degree and range of protection any patents will afford against competitors with similar products;
- if and when patents will be issued;
- whether or not others will obtain patents claiming aspects similar to those covered by our patent applications;
- whether or not competitors will use information contained in our expired patents;
- whether or not others will design around our patents or obtain access to our know-how; or
- the extent to which we will be successful in avoiding any patents granted to others.

We have, for example, patents and pending patent applications for our proprietary biphasic technology. Our competitors could develop biphasic technology that has comparable or superior clinical efficacy to our biphasic technology and if our patents do not adequately protect our technology, our competitors would be able to obtain patents claiming aspects similar to our biphasic technology or our competitors could design around our patents.

If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may be:

- required to obtain licenses or redesign our products or processes to avoid infringement;
- prevented from practicing the subject matter claimed in those patents; or
- required to pay damages.

There is substantial litigation regarding patent and other intellectual property rights in the medical device industry, some of which involves the Company. Litigation or administrative proceedings, including interference proceedings before the U.S. Patent and Trademark Office, related to intellectual property rights have been and in the future could be brought against us or be initiated by us. Adverse determinations in any patent litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could, if licenses are not available, prevent us from manufacturing, selling or using certain of our products, some of which could have a material adverse effect on the Company. In addition, the costs of any such proceedings may be substantial whether or not we are successful.

Our success is also dependent upon the skills, knowledge and experience, none of which is patentable, of our scientific and technical personnel. To help protect our rights, we require all U.S. employees, consultants and advisors to enter into confidentiality agreements, which prohibit the disclosure of confidential information to anyone outside of our Company and require disclosure and assignment to us of their ideas, developments, discoveries and inventions. We cannot be assured that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of the lawful development by others of such information.

***If There is an Adverse Outcome in the Adept Litigation the Company Could be Required to Pay a Larger Sum of Money Than We Have Accrued, Which Could Have a Material Adverse Effect on Our Financial Condition. Further, Defending Against This Lawsuit May Continue to be Expensive and Could Divert the Attention of Our Management.***

In the lawsuit against the Company's wholly owned subsidiary, ZOLL Data Systems, Inc. (ZDS) captioned Adept Computer Solutions, Inc. v. ZOLL Data Systems et al, pending in the U.S. District Court for the District of Colorado (see Item 3), the plaintiff is seeking damages for breach of contract, copyright infringement, and violations of the Digital Millennium Copyright Act (DMCA). These claims arise out of the incorporation of the plaintiff's mapping software product into a ZDS product sold to ZDS customers. ZDS is defending itself vigorously in this litigation, which is now in the trial stage. Plaintiff recently made a settlement demand in the amount of $4.3 million, which the Company deems to be unreasonable in light of its assessment of its potential liability in the matter. Although ZDS made unauthorized copies of plaintiff's software program based on the expectation that it would reach an agreement with plaintiff on an appropriate royalty and other licensing terms, the Company believes that any liability ZDS may have to the plaintiff should be substantially less than the plaintiff's demand.

However, as with any litigation proceeding, we cannot predict with certainty the eventual outcome of this pending lawsuit. Furthermore, we have to date incurred, and will continue to incur additional significant legal fees in connection with this lawsuit. In the event of an adverse outcome we could be required to pay a larger sum than we have accrued, which could have a material adverse effect on our financial condition.

***Reliance on Overseas Vendors for Some of the Components for Our Products Exposes Us to International Business Risks, Which Could Have an Adverse Effect on Our Business.***

Some of the components we use in our products are acquired from foreign manufacturers, particularly countries located in Europe and Asia. As a result, a significant portion of our purchases of components is subject to the risks of international business. The failure to obtain these components as a result of any of these risks can result in significant delivery delays of our products, which could have an adverse effect on our business.

***We May Acquire Other Businesses, and We May Have Difficulty Integrating These Businesses or Generating an Acceptable Return from Acquisitions.***

We acquired Revivant (now ZOLL Circulation, Inc.) and the assets of each of Infusion Dynamics, Lifecor (now ZOLL Lifecor Corporation), Radiant Corporation (now part of ZOLL Circulation), and BIO-key International, Inc.'s fire records management software business (now a part of ZOLL Data Systems). We may acquire other companies or make strategic purchases of interests in other companies related to our business in order to grow, add product lines, acquire customers or otherwise attempt to gain a competitive advantage in new or existing markets. Such acquisitions and investments may involve the following risks:

- our management may be distracted by these acquisitions and may be forced to divert a significant amount of time and energy into integrating and running the acquired businesses;

- we may face difficulties associated with financing the acquisitions;
- we may face the inability to achieve the desired outcomes justifying the acquisition;
- we may face difficulties integrating the acquired business' operations and personnel; and
- we may face difficulties incorporating the acquired technology into our existing product lines.

***Intangibles and Goodwill We Currently Carry on Our Balance Sheet May Become Impaired.***

At September 30, 2007, we had approximately $74 million of goodwill and intangible assets on our balance sheet. These assets are subject to impairment if the cash flow that we generate from these assets specifically, or our business more broadly, are insufficient to justify the carrying value of the assets. Factors affecting our ability to generate cash flow from these assets include, but are not limited to, general market conditions, product acceptance, pricing and competition, distribution, costs of production and operations.

***Provisions in Our Charter Documents, Our Shareholder Rights Agreement and State Law May Make It Harder for Others To Obtain Control of ZOLL Even Though Some Stockholders Might Consider Such a Development to be Favorable.***

Our board of directors has the authority to issue up to 1,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without further vote or action by our stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for third parties to acquire a majority of our outstanding voting stock. In addition, our restated articles of organization provide for staggered terms for the members of the board of directors, which could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult. Our restated articles of organization, restated by-laws and applicable Massachusetts law also impose various procedural and other requirements that could delay or make a merger, tender offer or proxy contest involving us more difficult.

We have also implemented a so-called poison pill by adopting our shareholders rights agreement. This poison pill significantly increases the costs that would be incurred by an unwanted third party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding Common Stock or otherwise "triggers" the poison pill by exceeding the applicable stock ownership threshold. The existence of this poison pill could delay, deter or prevent a takeover of the Company.

All of these provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock, which could preclude our shareholders from recognizing a premium over the prevailing market price of our stock.

***We Have Only One Manufacturing Facility for Each of Our Major Products and Any Damage or Incapacitation of Any of the Facilities Could Impede Our Ability to Produce These Products.***

We have only one manufacturing facility for each of our major products. Damage to any such facility could render us unable to manufacture the relevant product or require us to reduce the output of products at the damaged facility. In addition, a severe weather event, other natural disaster or any other significant disruption affecting a facility occurring late in a quarter could make it difficult to meet product shipping targets. Any of these events could materially and adversely impact our business, financial condition and results of operations.

***The Company Holds Various Marketable Securities Investments Which Are Subject to Market Risk, Including Volatile Interest Rates, A Volatile Stock Market, Etc.***

Management believes it has a conservative investment policy. It calls for investing in high quality investment grade securities with an average duration of 24 months or less. However, with the volatility of interest rates and fluctuations in credit quality of the underlying investments, there can be no assurance that the Company's investments will not lose value. Management does not believe it has material exposure currently.

### Item 1B. Unresolved Staff Comments.

None.

### Item 2. Properties.

Our executive headquarters are located in Chelmsford, Massachusetts, along with our research and development and our defibrillator and Power Infuser manufacturing operations. The Chelmsford facility offers approximately 155,000 square feet of leased office, warehouse and assembly space. We own a 33,000 square foot building in Pawtucket, Rhode Island, where we manufacture our electrode products and conduct related research and development. We lease approximately 40,000 square feet in Broomfield, Colorado, where our ZOLL Data Systems data management software business offices are located. We lease an approximate 19,000 square foot manufacturing facility in Sunnyvale, California, where the AutoPulse is manufactured. We lease approximately 18,000 square feet in Pittsburgh, Pennsylvania where our ZOLL Lifecor manufacturing facility is located. We also lease administrative offices in Manchester, England; Dodewaard, the Netherlands; Cologne, Germany; Sydney, Australia; and Mississauga, Ontario, Canada.

### Item 3. Legal Proceedings.

As previously reported in earlier filings with the SEC, in the lawsuit against the Company's wholly owned subsidiary, ZOLL Data Systems, Inc. ("ZDS") captioned Adept Computer Solutions, Inc. v. ZOLL Data Systems et al, pending in the U.S. District Court for the District of Colorado, the plaintiff is seeking damages for breach of contract, copyright infringement, and violations of the Digital Millennium Copyright Act ("DMCA"). These claims arise out of the incorporation of the plaintiff's mapping software product into a ZDS product sold to ZDS customers. Following an unsuccessful mediation attempt and discovery, the parties each moved for partial summary judgment as to portions of the case. The presiding judge denied both parties' motions in May 2007, and the trial of the case is now ongoing. ZDS is defending itself vigorously in this litigation. Plaintiff recently made a settlement demand in the amount of $4.3 million, which the Company deems to be unreasonable in light of its assessment of its potential liability in the matter. Although ZDS made unauthorized copies of plaintiff's software program based on the expectation that it would reach an agreement with plaintiff on an appropriate royalty and other licensing terms, the Company believes that any liability ZDS may have to the plaintiff should be substantially less than the plaintiff's demand. However, the litigation process is inherently uncertain, and the Company can make no assurances as to the ultimate outcome of this matter.

The Company is, from time to time, involved in the normal course of its business in various other legal proceedings, including intellectual property, contract, employment and product liability suits. Although the Company is unable to quantify the exact financial impact of any of these matters, it believes that none of these other currently pending matters will have an outcome material to its financial condition or business.

### Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2007.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our Common Stock is traded on the NASDAQ Global Select Market under the symbol "ZOLL." The following table sets forth the high and low sales prices during the fiscal quarters specified:

| | Sales Prices | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | High | Low | High | Low |
| First Quarter | $29.83 | $17.38 | $13.70 | $11.14 |
| Second Quarter | 37.77 | 25.12 | 13.75 | 11.84 |
| Third Quarter | 28.83 | 19.91 | 16.59 | 12.88 |
| Fourth Quarter | 27.67 | 21.52 | 19.85 | 15.95 |

On January 24, 2007, the Board of Directors approved a 2-for-1 stock split. The stock split, which was effected by Articles of Amendment to the Company's Restated Articles of Organization filed on February 12, 2007, with a record date of February 20, 2007, changed each issued share and each authorized and unissued share of Common Stock, par value $0.02 per share, into two shares of Common Stock, par value $0.01 per share. The Company's stock option plans and restricted stock plan contain antidilution provisions that require the shares and related exercise price to be adjusted for the impact of the stock split. All share and per share information herein have been retroactively restated to reflect the 2-for-1 stock split.

*Dividends*

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any current and future earnings to finance the growth and development of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

As of December 5, 2007, there were approximately 126 stockholders of record of our common stock. We believe there are approximately 10,100 beneficial holders of our common stock.

*Performance Graph*

The graph below compares the cumulative 5-year total return of holders of our Common Stock with the cumulative total returns of the Russell 2000 index and the NASDAQ Medical Equipment index. The graph tracks the performance of a $100 investment in our Common Stock and in each of the indexes (with the reinvestment of all dividends) from 9/30/2002 to 9/30/2007.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among ZOLL Medical Corporation, The Russell 2000 Index
And The NASDAQ Medical Equipment Index


$300
$250
$200
$150
$100
$50
$0
9/02
9/03
9/04
9/05
9/06
9/07

**—□— ZOLL Medical Corporation** **– –△– – Russell 2000** **· · ·○· · · NASDAQ Medical Equipment**

* $100 invested on 9/30/02 in stock or index-including reinvestment of dividends.
Fiscal year ending September 30.

| | 9/02 | 9/03 | 9/04 | 9/05 | 9/06 | 9/07 |
|---|---|---|---|---|---|---|
| **ZOLL Medical Corporation** | **100.00** | **105.43** | **109.84** | **86.28** | **118.06** | **170.53** |
| **Russell 2000** | **100.00** | **136.50** | **162.12** | **191.23** | **210.20** | **236.14** |
| **NASDAQ Medical Equipment** | **100.00** | **139.84** | **166.68** | **209.56** | **214.14** | **277.81** |

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

## Equity Compensation Plan Information

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as of end of most recently completed fiscal year |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders | 1,975,562(1) | $17.06 | 632,065(2) |
| Equity compensation plans not approved by security holders | 0 | N/A | 0 |
| Total | 1,975,562(1) | $17.06 | 632,065(2) |

(1) Does not include 42,575 shares of restricted common stock issued under the Amended and Restated 2001 Stock Incentive Plan, since such shares are issued and outstanding.

(2) Includes 67,900 shares available for issuance as restricted common stock under the Amended and Restated 2001 Stock Incentive Plan.

**Item 6. Selected Financial Data.**

**ZOLL Medical Corporation**

**Consolidated Five-Year Financial Summary**

| (000's omitted, except per share data) | FISCAL YEAR 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Income Statement Data: | | | | | |
| Net sales | $309,451 | $255,633 | $217,742 | $219,311 | $190,309 |
| Cost of goods sold | 140,664 | 116,399 | 100,161 | 100,672 | 88,275 |
| Gross profit | 168,787 | 139,234 | 117,581 | 118,639 | 102,034 |
| Expenses: | | | | | |
| Selling and marketing | 91,855 | 78,366 | 74,404 | 74,345 | 58,369 |
| General and administrative | 26,203 | 22,417 | 18,667 | 14,504 | 12,404 |
| Research and development | 28,686 | 23,394 | 22,896 | 18,376 | 14,115 |
| Total expenses | 146,744 | 124,177 | 115,967 | 107,225 | 84,888 |
| Income from operations | 22,043 | 15,057 | 1,614 | 11,414 | 17,146 |
| Investment and other income | 3,591 | 2,082 | 572 | 1,323 | 2,033 |
| Income before income taxes | 25,634 | 17,139 | 2,186 | 12,737 | 19,179 |
| Provision for income taxes | 8,972 | 5,999 | 223 | 3,781 | 6,329 |
| Net income | $ 16,662 | $ 11,140 | $ 1,963 | $ 8,956 | $ 12,850 |
| Basic earnings per common share(1) | $ 0.82 | $ 0.58 | $ 0.10 | $ 0.49 | $ 0.71 |
| Weighted average common shares outstanding | 20,208 | 19,286 | 19,130 | 18,381 | 18,059 |
| Diluted earnings per common and common equivalent share(1) | $ 0.81 | $ 0.57 | $ 0.10 | $ 0.48 | $ 0.70 |
| Weighted average common and common equivalent shares outstanding | 20,678 | 19,442 | 19,260 | 18,608 | 18,408 |
| Balance Sheet Data: | | | | | |
| Working capital | $121,570 | $112,746 | $107,140 | $114,785 | $113,505 |
| Total assets | $319,438 | $251,486 | $219,536 | $207,192 | $192,096 |
| Stockholders' equity | $235,786 | $195,646 | $181,428 | $170,946 | $155,991 |

Certain prior period amounts have been reclassified to conform to the current period presentation with no impact on either net income or earnings per share.

(1) Retroactively restated to reflect the 2-for-1 stock split with a record date of February 20, 2007.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.**

We intend for this discussion and analysis to provide you with information that will assist you in understanding our consolidated financial statements, the changes in certain key items in those consolidated financial statements from year to year and the primary factors that accounted for those changes. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. This discussion and analysis should be read in conjunction with our consolidated financial statements as of September 30, 2007 and for the year then ended and the notes accompanying those consolidated financial statements.

On January 24, 2007, the Board of Directors approved a 2-for-1 stock split. The stock split, which was effected by Articles of Amendment to the Company's Restated Articles of Organization filed on February 12,

2007, with a record date of February 20, 2007, changed each issued share and each authorized and unissued share of Common Stock, par value $0.02 per share, into two shares of Common Stock, par value $0.01 per share. The Company's stock option plans and restricted stock plan contain antidilution provisions, which require the shares and related exercise price to be adjusted for the impact of the stock split. All share and per share information has been retroactively restated to reflect the 2-for-1 stock split.

Certain amounts in prior year financial statements have been reclassified to conform to current year presentation. In the fourth quarter of fiscal 2007, we changed the presentation of amounts received from the resale of used trade-in equipment and customer charges for technical service to a gross basis as opposed to a net basis. Historically, we had treated the sale of trade-in equipment we accept from customers on the sale of new equipment as the liquidation of a receivable rather than revenue. Similarly, we recorded certain amounts received from service customers as a reimbursement of expenses rather than as revenue. This reclassification is immaterial to all years presented and has no impact on net income or earnings per share. Although these amounts are currently immaterial, it is possible that in the future they could increase as our business grows.

### *Executive Overview*

We are committed to developing technologies that help advance the practice of resuscitation. With products for pacing, defibrillation, circulation, ventilation, and fluid resuscitation, we provide a comprehensive set of technologies that help clinicians, EMS professionals, and lay rescuers resuscitate sudden cardiac arrest or trauma victims. We also design and market software that automates the documentation and management of both clinical and non-clinical information.

We ended fiscal 2007 with $57.4 million of cash, cash equivalents and short-term investments, no long-term debt, and sales backlog of approximately $24.3 million. We completed fiscal 2007 with record revenues of $309.5 million. Our sales growth was strong in each major part of our business, except for sales to the U.S. military (included in North American Hospital revenue.) The growth was primarily a function of the continued success of our professional defibrillator platforms, including the M Series product, E Series and newly launched R Series. Other contributors included increased volume of AEDs, data management products, the LifeVest product (which was included for only a portion of fiscal 2006 and all of fiscal 2007), and AutoPulse products.

## Results of Operations

### *2007 Compared to 2006*

#### *Sales*

Our net sales increased 21% to $309.5 million in fiscal 2007 compared to $255.6 million in the prior year.

Net sales by customer/product categories were as follows:

| (000's omitted) | 2007 | 2006 | % Change |
|---|---|---|---|
| Devices and Accessories to the Hospital Market-North America | $ 85,275 | $ 78,093 | 9% |
| Devices, Accessories, and Data Management Software to the Pre-hospital Market-North America | 131,233 | 101,675 | 29% |
| Other Products to North America | 20,881 | 19,336 | 8% |
| Subtotal North America | 237,389 | 199,104 | 19% |
| All Products to the International Market | 72,062 | 56,529 | 27% |
| Total Sales | $309,451 | $255,633 | 21% |

Our sales to the North American Hospital market increased $7.2 million, or 9%, in 2007. The increase of sales to the North American Hospital market was primarily due to increased volume of our professional defibrillator products of approximately $11 million, including the M Series and the new R Series product. The volume of AED sales to the North American Hospital market comprised approximately $3 million of the increase, offset by a lower volume of U.S. military sales for 2007 of approximately $8 million as compared to 2006.

Our sales to the North American Pre-hospital market increased $29.6 million, or 29%, in 2007. North American Pre-hospital results also include the results of ZOLL Lifecor (the assets of which were acquired in April 2006) for a full twelve months in fiscal 2007 as opposed to only six months in fiscal 2006. Other factors contributing to the increase include increased volume of AEDs of approximately $8 million and data management software products of approximately $6 million in the Pre-hospital market and, to a lesser extent, increased volume of professional defibrillators and AutoPulse products.

International sales increased by $15.5 million, or 27%, to $72.1 million in 2007 compared to $56.5 million in 2006. The increase in International sales was driven by increased volume of professional defibrillator sales. The growth was primarily a function of the continued success of our M Series product, as our newer platforms are still relatively early in their sales cycles. Other contributors to the increase included increased volume of AutoPulse and AEDs of approximately $2.3 million and $1.5 million, respectively. Geographical areas where sales experienced significant growth included the United Kingdom, approximately $2.1 million; Russia and Germany, approximately $1.5 million each; and Eastern Europe, Middle East, and Netherlands, approximately $1.4 million each.

Total sales of the AutoPulse product to all our markets increased by approximately $4.7 million, or 47%, to $14.7 million, compared to $10.0 million for fiscal 2006. We believe the outlook for the AutoPulse remains strong.

***Gross Margins***

Cost of sales consists primarily of material, labor, overhead, and freight associated with the manufacturing of our various medical equipment devices, data collection software and disposable electrodes. These products are primarily sold to the Hospital, Pre-hospital, and International markets. We sell data collection software, mainly to the Pre-hospital market. Our consolidated gross margin may fluctuate considerably depending on unit volume levels, mix of product and customer class activity levels, and overall market conditions.

Overall, gross margins for fiscal 2007 remained relatively flat at approximately 54.5% compared to fiscal 2006. Gross margins were favorably affected in fiscal 2007 by the mix of the results of ZOLL Lifecor (which was acquired in April 2006), and an increase in sales of data management software, which carries higher-than-average margins. The favorable impact was offset by increased International sales, which carry lower-than-average margins, and sales of our AutoPulse product, which currently carries a lower-than-average margin due to current low production volumes. Each of the factors describing the fluctuation in gross margin represents less than a percentage point of our overall gross margin.

***Backlog***

We ended fiscal 2007 with a backlog of approximately $24.3 million, which includes approximately $8 million related to our California Homeland Security order, as we typically build a backlog in the fourth quarter. We anticipate all of this backlog will ship during fiscal 2008. We believe we need to maintain a permanent backlog level of orders that will not be shipped at the end of each quarter. We believe this will help us improve our efficiency, lower our costs and improve our profitability as it will make it less likely that we will be required to incur substantial additional costs at the end of the quarter. Due to possible changes in delivery schedules, cancellation of orders and delays in shipments, our backlog at any particular date is not necessarily an accurate predictor of revenue for any succeeding period.

### *Costs and Expenses*

Operating expenses were as follows:

| (000's omitted) | 2007 | % of Sales | 2006 | % of Sales | Change % |
|---|---|---|---|---|---|
| Selling and marketing | $ 91,855 | 30% | $ 78,366 | 31% | 17% |
| General and administrative | 26,203 | 8% | 22,417 | 9% | 17% |
| Research and development | 28,686 | 9% | 23,394 | 9% | 23% |
| Total expenses | $146,744 | 47% | $124,177 | 49% | 18% |

Selling and marketing expenses increased approximately $13.5 million for the year ended September 30, 2007 compared to the previous year. Approximately $6.3 million of the increase related to increased personnel-related costs, including salaries, commissions and stock-based compensation for selling and marketing employees. The inclusion of expenses related to the ZOLL Lifecor business, following the April 2006 asset acquisition, accounted for approximately $4.6 million of this increase as these expenses were included for only six months of the prior year. Selling and marketing expenses decreased as a percentage of revenues as we have been able to achieve greater efficiency with our related sales organization and marketing efforts as our revenue has grown.

General and administrative expenses increased approximately $3.8 million for the year ended September 30, 2007 compared to the previous year. The inclusion of expenses related to the ZOLL Lifecor business, following the April 2006 asset acquisition, accounted for approximately $2.2 million of this increase as these expenses were included for only six months of the prior year. Other contributors included $1.4 million of increased personnel-related costs including salaries and stock-based compensation for general and administrative employees.

Research and development expenses increased approximately $5.3 million for the year ended September 30, 2007 compared to the previous year. Approximately $2.9 million of the increase related to increased clinical trial work as we initiated a new clinical trial related to the AutoPulse. Other contributors included $2.0 million of increased personnel-related costs including salaries and stock-based compensation for research and development employees. The inclusion of expenses related to the business of ZOLL Lifecor also accounted for approximately $700,000 of this increase as these expenses were included for only six months of the prior year. We currently expect to invest research and development funds in the development of our new hypothermia product, which we expect to commercialize subsequent to fiscal 2008. We also expect to start a clinical trial related to the Lifevest. We believe these two additional investments may approximate $3 million in fiscal 2008.

### *Investment and Other Income*

Investment and other income increased to $3.6 million in fiscal 2007, as compared to $2.1 million in the previous year. This increase was due to the increase in interest earned as a result of increased cash balances maintained for a majority of the fiscal year and increased foreign currency exchange gains compared to the prior year.

### *Income Taxes*

Our effective tax rate for fiscal 2007 and 2006 was a provision of 35%. The 2007 rate was negatively affected by the elimination of the deduction for extraterritorial income, which was available only for the first quarter of fiscal 2007. It was positively affected by the retroactive reinstatement of the research and development credit in fiscal 2007 as part of the Tax Relief and Health Care Act of 2006. This Act not only provided us with a full fiscal year benefit of the R&D credit in 2007, it also allowed us to book the tax credits related to R&D expenses incurred in our last three fiscal quarters of 2006.

*2006 Compared to 2005*

*Sales*

Our net sales increased 17% to $255.6 million in fiscal 2006 compared to $217.7 million in the prior year.

Net sales by customer/product categories were as follows:

| (000's omitted) | 2006 | 2005 | % Change |
|---|---|---|---|
| Devices and Accessories to the Hospital Market-North America | $ 78,093 | $ 72,608 | 8% |
| Devices, Accessories, and Data Management Software to the Pre-hospital Market-North America | 101,675 | 76,891 | 32% |
| Other Products to North America | 19,336 | 19,628 | (1)% |
| Subtotal North America | 199,104 | 169,127 | 18% |
| All Products to the International Market | 56,529 | 48,615 | 16% |
| Total Sales | $255,633 | $217,742 | 17% |

The increase of sales to the North American Hospital market was primarily due to increased sales to the U.S. military. U.S. military sales for 2006 and 2005 were approximately $20 million and $17 million, respectively. Excluding the U.S. military sales, North American hospital revenues sales were flat in 2006 compared to 2005.

Our sales to the North American Pre-hospital market increased $24.8 million, or 32%, in 2006 due largely to the strength of our professional defibrillators (revenues for which increased $18.9 million), driven by our new E Series product. North American Pre-hospital results also include the results of ZOLL Lifecor, whose assets were acquired in April 2006. Other factors contributing to the increase include increased volume of data management software revenues and AutoPulse sales, offset by a decrease in volume of AED sales in the Pre-hospital market.

International sales increased by $7.9 million, or 16%, to $56.5 million in 2006 compared to $48.6 million in 2005. The increase in International sales was driven by our new products including the E Series, AutoPulse and AED Pro. Geographic areas where sales experienced significant growth included Latin America, approximately $1.6 million; the United Kingdom, approximately $1.3 million; and Germany, approximately $1.2 million. Other contributors included other countries in Europe, the Middle East and China. The increases in sales primarily reflected increases in unit volumes.

Total sales of the AutoPulse product to all our markets increased $2.5 million, or 33%, to $10.0 million, compared to $7.5 million for fiscal 2005. Orders for the AutoPulse increased 70% year-over-year.

*Gross Margins*

Cost of sales consists primarily of material, labor, overhead, and freight associated with the manufacturing of our various medical equipment devices, data collection software and disposable electrodes. These products are primarily sold to the Hospital, Pre-Hospital, and International markets. We sell data collection software, mainly to the Pre-Hospital market. Our consolidated gross margin may fluctuate considerably depending on unit volume levels, mix of product and customer class, and overall market conditions.

Overall, gross margins for fiscal 2006 remained relatively flat at approximately 54.5% compared to fiscal 2005. Gross margins were favorably affected in fiscal 2006 by new product offerings such as the E Series. Gross margins were also positively affected by the inclusion of the results of ZOLL Lifecor (which was acquired in April 2006), which have a higher average gross margin. Other factors that favorably affected gross margin include an increase in sales of data management software, which carries higher-than-average margins. The favorable impact was offset by increased military and International sales, which carry lower-than-average margins, and sales of our new AutoPulse product, which currently carries a lower-than-average margin due to current low production volumes. Each of the factors describing the fluctuation in gross margin represents a percentage point or less on our overall gross margin.

***Backlog***

We ended fiscal 2006 with a backlog of approximately $13.4 million. This backlog shipped during fiscal 2007. Our backlog at the end of fiscal 2005 was approximately $16 million. Due to possible changes in delivery schedules, cancellation of orders and delays in shipments, our backlog at any particular date is not necessarily an accurate predictor of revenue for any succeeding period.

***Costs and Expenses***

Operating expenses were as follows:

| (000's omitted) | 2006 | % of Sales | 2005 | % of Sales | Change % |
|---|---|---|---|---|---|
| Selling and marketing | $ 78,366 | 31% | $ 74,404 | 34% | 5% |
| General and administrative | 22,417 | 9% | 18,667 | 9% | 20% |
| Research and development | 23,394 | 9% | 22,896 | 11% | 2% |
| Total expenses | $124,177 | 49% | $115,967 | 53% | 7% |

Selling and marketing expenses increased $4.0 million for the year ended October 1, 2006 compared to the previous year. The inclusion of expenses related to the ZOLL Lifecor business, following the April 2006 asset acquisition, accounted for a substantial portion of this increase as these expenses were not included in the prior year. Other contributors included $850,000 of increased personnel-related costs, including salaries, commissions and stock-based compensation for selling and marketing employees. Selling and marketing expenses decreased as a percentage of revenues as we have been able to achieve greater efficiency with our related sales organization and marketing efforts as our revenue has grown.

General and administrative expenses increased $3.8 million for the year ended October 1, 2006 compared to the previous year. The inclusion of expenses related to the ZOLL Lifecor business, following the April 2006 asset acquisition, accounted for the largest portion of this increase as these expenses were not included in the prior year. Other contributors included $1.6 million of increased personnel-related costs including salaries and stock-based compensation for general and administrative employees. In addition, increased legal-related costs accounted for approximately $400,000 of the increase, offset by a reduction in spending related to Sarbanes-Oxley compliance of approximately $1 million.

Research and development expenses increased by $498,000 for the year ended October 1, 2006 compared to the previous year. The inclusion of expenses related to the business of ZOLL Lifecor also accounted for a substantial portion of this increase as these expenses were not included in the prior year. We currently anticipate that our research and development expenses related to clinical trial work may increase during the early part of fiscal 2007 and beyond as we initiate a new clinical trial related to the AutoPulse.

***Investment and Other Income***

Investment and other income increased to $2.1 million in fiscal 2006, as compared to $600,000 in the previous year. This increase was due to the increase in interest earned as a result of the increase in our cash balances and interest rate increases, and a decrease in foreign currency exchange losses.

### *Income Taxes*

Our effective tax rate for fiscal 2006 was a tax provision of 35% as compared to a tax provision of 10% in fiscal 2005. The 35% rate reflects the phase-out of the extraterritorial income exclusion and delays incurred in extending the research and development credit. The lower 2005 effective tax rate is mainly due to a discrete $130,000 U.S. research and development tax credit, which was enacted during the quarter ended January 2, 2005 as part of the American Jobs Creation Act. This discrete credit, when applied to 2005, a year with minimal taxable income, resulted in a lower effective tax rate.

### *Financial Condition*

### *Liquidity and Capital Resources*

Our overall financial condition continues to remain strong. Our cash, cash equivalents and marketable securities at September 30, 2007 totaled $57.4 million compared with $63.4 million at October 1, 2006. We continue to have no long-term debt.

### *Cash Requirements*

We believe that the combination of existing cash, cash equivalents, and highly liquid marketable securities on hand, along with cash to be generated by future operations and amounts available under our line of credit, will be sufficient to meet our ongoing operating and capital expenditure requirements for the foreseeable future.

### *Sources and Uses of Cash*

To assist with the discussion, the following table presents the abbreviated cash flows for the years ended September 30, 2007, October 1, 2006, and October 2, 2005:

| (000's omitted) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net cash provided by operating activities | $ 5,667 | $ 28,467 | $ 7,380 |
| Cash used in investing activities | (31,153) | (23,964) | (12,489) |
| Cash provided by financing activities | 18,948 | 1,689 | 614 |
| Effect of foreign exchange rates on cash | 1,338 | 369 | 80 |
| Net change in cash and cash equivalents | (5,200) | 6,561 | (4,415) |
| Cash and cash equivalents—beginning of year | 42,831 | 36,270 | 40,685 |
| Cash and cash equivalents—end of year | $ 37,631 | $ 42,831 | $ 36,270 |

### *Operating Activities*

Cash provided by operating activities decreased $22.8 million in fiscal 2007 to $5.7, million compared to $28.5 million in 2006. This decrease was primarily attributable to increased inventory purchases and increased accounts receivable. The $26.0 million increase in inventory purchases includes the impact of building inventory to support higher levels of business, including approximately $5 million related to our California Homeland Security order, new product offerings, such as the R Series, additional order activity related to the continued suspension of U.S. shipments by our largest competitor, and evaluation units. Revenue growth in fiscal 2007 was the primary factor in the $7.2 million increase in accounts receivables. This decrease was partially offset by the timing of payments of accounts payable and accrued expenses and the increase in net income compared to the prior year.

### *Investing Activities*

Cash used in investing activities increased $7.2 million in fiscal 2007 to $31.2 million as compared to $24.0 million in the prior year. This increasing use of cash was primarily attributable to the acquisitions of assets from BIO-key International and Radiant Corporation and an increase in net purchases of property and equipment during fiscal 2007. This increase in investing activities was partially offset by the decrease in net purchases of marketable securities during the fiscal year.

### *Financing Activities*

Cash provided by financing activities was approximately $18.9 million for fiscal 2007 in comparison to approximately $1.7 million in the previous year. The change reflects a higher number of stock options exercised during 2007 (approximately 989,000 shares in 2007 and 122,000 in 2006) at a higher weighted-average exercise price per share ($14.60 in 2007 and $11.49 in 2006).

### *Investments*

In March 2004, we acquired substantially all the assets of Infusion Dynamics, Inc. ("Infusion Dynamics"). Under the terms of the acquisition, we are obligated to make additional earn-out payments through 2011 ("contingencies") based on performance of the acquired business. Earn-out payments to Infusion Dynamics were made in the form of cash for fiscal 2005 and 2006 in the approximate amounts of $544,000 and $445,000, respectively. We have accrued, but not yet paid, an earn-out for 2007 of approximately $11,000, which is expected to be paid in cash during the first quarter of fiscal 2008. Because additional consideration is based on the growth of sales, a reasonable estimate of the future payments to be made cannot be determined. When these contingencies are resolved and the consideration is distributable, we will record the fair value of the additional consideration as additional cost of the acquired assets.

We exercised our option to acquire Revivant Corporation, the manufacturer of the AutoPulse, on October 12, 2004. We paid $15 million in the form of cash and shares of our Common Stock as the initial merger consideration. Additional contingent consideration under the merger agreement was dependent upon certain clinical developments (milestone payments) and increases in revenue through fiscal 2007 (earn-out payments). In January 2005, we paid $1 million as a milestone payment, in the form of a cash payment of $500,000 and the issuance of 30,376 shares of Common Stock. In February 2006, we paid approximately $783,000 in cash and issued 47,600 shares of Common Stock in payment of the 2005 earn-out to the former shareholders of Revivant. In January 2007, we paid approximately $1,187,000 in cash and issued 72,128 shares of common stock in payment of the 2006 earn-out to the former shareholders of Revivant. We have accrued, but not yet paid, an earn-out for fiscal 2007 of approximately $9.2 million, of which approximately $3.6 million will be paid in cash and the remainder with the issuance of approximately 221,000 shares of Common Stock.

We exercised our option to acquire the business and assets of Lifecor, Inc. on March 22, 2006, and acquired the business and assets on April 10, 2006. We assumed Lifecor's outstanding debt (plus an additional $3.0 million owed to us, which was cancelled), and certain stated liabilities as discussed in Note D to the consolidated financial statements. We paid the third-party debt in April 2006. Additional consideration will be in the form of earn-out payments to Lifecor based upon future revenue growth of the acquired business over a five-year period. An earn-out payment to Lifecor was made in the form of cash for fiscal 2006 in the approximate amount of $77,000. We have accrued, but not yet paid, an earn-out for 2007 of approximately $3.3 million, which is expected to be paid in cash during the first quarter of fiscal 2008. Because additional consideration will be based on the growth of sales, a reasonable estimate of the total acquisition cost cannot be determined.

On May 22, 2007, we acquired the fire records management software business and related assets from BIO-key International, Inc. for approximately $7.0 million in cash. Under terms of the acquisition, no additional consideration will be paid. See Note D for further discussion of the acquisition.

On September 18, 2007, we acquired certain assets from Radiant Medical, Inc., a private medical technology company developing endovascular temperature therapy products. Under the terms of the acquisition, no additional consideration will be paid. See Note D for further discussion of the acquisition.

### *Debt Instruments and Related Covenants*

We maintain a working capital line of credit with our bank. Under this working capital line, we may borrow, on a demand basis, up to $12.0 million at an interest rate equal to the bank's base rate. No borrowings were outstanding on this line during fiscal 2007. There are no covenants related to this line of credit.

### *Off-Balance Sheet Arrangements*

Our only off-balance sheet arrangements consist of non-cancelable operating leases entered into in the ordinary course of business and one minimum purchase commitment contract for a critical raw material component. The table below in the next section titled "Contractual Obligations and Other Commercial Commitments" shows the amounts of our operating lease commitments and purchase commitments payable by year. For liquidity purposes, in general, we choose to lease our facilities instead of purchasing them.

### *Contractual Obligations and Other Commercial Commitments*

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** *(in $000s)* | **Total** | **Less than 1 year** | **1 – 3 years** | **4 – 5 years** | **After 5 years** |
| Non-Cancelable Operating Lease Obligations | $7,385 | $2,454 | $3,805 | $1,126 | $— |
| Purchase Obligations | 647 | 647 | — | — | — |
| Total Contractual Obligations | $8,032 | $3,101 | $3,805 | $1,126 | $— |

The Company leases certain office and manufacturing space under operating leases. The Company's office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. In addition to the office leases, the Company leases automobiles for business use by a portion of the sales force.

The Company's executive headquarters and defibrillator and Power Infuser manufacturing operations are located in Chelmsford, Massachusetts. The Chelmsford facility is covered by an eight year lease, beginning July 1, 2003 and expiring on June 29, 2011. The agreement does not contain a renewal period and provides that the Company pay a pro-rata amount of the landlord's real estate tax and operating expenses based upon square footage. The lease also provided the Company with an allowance of approximately $3.7 million for any construction costs associated with their relocation efforts to the leased facility. This reimbursement has been recorded as a deferred lease incentive within accrued expenses and other liabilities and is being amortized as a reduction to rent expense over the life of the lease. Any leasehold improvements made as part of the relocation have been capitalized as leasehold improvements within Property and Equipment and are being amortized over the 8 year life of the lease.

Purchase obligations include all legally binding contracts that are non-cancelable. Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods and services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based upon our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Contractual obligations that are contingent upon future performance and growth of sales are not included in the table above. These include the additional earn-out payments for the assets of Infusion Dynamics and Lifecor through fiscal 2011. Because all of these earn-out payments are based upon the growth of sales over several years, a reasonable estimate of the future payment obligations cannot be determined.

*Critical Accounting Estimates*

Our management strives to report our financial results in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology. We follow accounting principles generally accepted in the United States in preparing our consolidated financial statements. These principles require us to make certain estimates of matters that are inherently uncertain and to make difficult and subjective judgments that affect our financial position and results of operations. Our most critical accounting policies include revenue recognition, and our most critical accounting estimates include accounts receivable reserves, warranty reserves, inventory reserves, and the valuation of long-lived assets. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies, which include revenue recognition and those that require significant estimates and judgments and uncertainties, and potentially could result in materially different results under different assumptions and conditions, and how they are applied in preparation of the financial statements.

***Revenue Recognition***

Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk have passed to the customer, the fee is fixed and determinable, and collection is considered probable. Circumstances that generally preclude the immediate recognition of revenue include shipping terms of FOB destination or the existence of a customer acceptance clause in a contract based upon customer inspection of the product. In these instances, revenue is deferred until adequate documentation is obtained to ensure that these criteria have been fulfilled. Similarly, revenues from the sales of our products to distributors fall under the same guidelines. For all significant orders placed by our distributors, we require an approved purchase order, we perform a credit review, and we ensure that the terms on the purchase order or contract are proper and do not include any contingencies which preclude revenue recognition. We do not typically offer any special right of return, stock rotation or price protection to our distributors or end customers.

Our sales to customers often include a cardiac resuscitation device, disposable electrodes and other accessories. For the vast majority of our shipments, all deliverables are shipped together. In cases where some elements of a multiple element arrangement are not delivered as of a reporting date, we defer the fair value of the undelivered elements and only recognize the revenue related to the delivered elements in accordance with Emerging Issues Task Force (EITF) 00-21 "Revenue Arrangements with Multiple Deliverables". Revenues are recorded net of estimated returns. Some sales to customers of our cardiac resuscitation devices may include some data collection software. The cardiac resuscitation device and software product can operate independently of each other and one does not affect the functionality of the other. In cases where both elements are included in a customer's order but only one has been delivered by the reporting date, we defer the fair value of the undelivered element and recognize the revenue related to the delivered item in accordance with EITF 03-05, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software" and EITF 00-21.

We also license software under non-cancelable license agreements and provide services including training, installation, consulting and maintenance, which consists of product support services, unspecified upgrade rights (collectively, post-contract customer support ("PCS")). Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. License fee revenues are recognized when a non-cancelable license agreement has been signed, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service. Revenue for services, such as software deployment and consulting, is recognized when the service is performed. Our software arrangements contain multiple elements, which include software products, services and PCS. Generally, we do not sell computer hardware products with our software products. We will occasionally facilitate the hardware purchase by providing information to the customer such as where to purchase the equipment. We generally do not have vendor-specific objective evidence of fair value for our software products. We do, however, have vendor-specific objective evidence of fair value for items such as consulting and technical services, deployment and PCS based upon the price charged when such items are sold separately. Accordingly, for transactions where vendor-specific objective evidence exists for undelivered elements but not for delivered elements, we use the residual method as discussed in SOP 98-9, "Modification of SOP 97-2." Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

We do not typically ship any of our software products to distributors or resellers. Our software products are sold by our sales force directly to the end user. We may sell software to system integrators who provide complete solutions to end users on a contract basis.

In the fourth quarter of fiscal 2007, we were awarded a contract of approximately $11.6 million with a contractor hired by the State of California to supply defibrillators and accessories. The contract also includes preventative maintenance and storage services for certain defibrillators and accessories over a five-year period. Based on the award, we shipped the defibrillators and accessories ("equipment") in three installments over the course of four months beginning in the fourth quarter of fiscal 2007 and ended in the first quarter of fiscal 2008. At the request of the State, the equipment is being shipped to three warehouse locations within California in order to provide for rapid deployment in the case of an emergency. Two of the warehouses are facilities leased by us. Due to the life support function of the equipment and the requirement that they be deployed at a moment's notice to sustain life in the event of an emergency, it is important that they are stored in an appropriate condition and location. As a result, the State requested that we make arrangements to store and maintain certain of the equipment to ensure it performs its life support function when deployed. Individuals with the requisite background, skills and credentials will store and maintain the products. The preventative maintenance services include preventative maintenance on the defibrillator units as well as battery and electrode replacement upon expiration of their shelf life within the five year period of the contract.

Although we delivered the first two installments of the equipment during the fourth quarter of the fiscal year ended September 30, 2007, no revenue was recognized since objective and reliable evidence of fair value did not exist for all undelivered elements. We anticipate recognizing revenue related to the delivered equipment in the first quarter of fiscal 2008 as we believe objective and reliable evidence of fair value will exist for all remaining undelivered elements, including maintenance, storage, insurance and accessories. We expect to recognize approximately $8 million of revenue during the first quarter of fiscal 2008. The remaining amount of consideration will be recognized over a five-year period as the undelivered elements are delivered.

In fiscal 2005, we began performance under a "state of readiness" contract awarded by the U.S. government to supply defibrillators on short notice. Based on the award, we received two types of payments from the U.S. government. The first payment of approximately $5 million was to reimburse us for the cost to acquire inventories required to meet potentially short-notice delivery schedules. This payment is carried within 'Deferred revenue' on our balance sheet as a liability under government contract.

We also received a payment from the U.S. government to compensate us for managing the purchase, build, storage and inventory rotation process. This payment also compensated us for making future production capacity available. The portion of this payment associated with the purchase and build aspects of the contract was recognized on a percentage of completion basis while the portion of the payment for the storage, inventory rotation and facilities charge was recognized ratably over the contract period.

This government contract is for a one-year term, and the U.S. government has four one-year extension options that require the payment of additional fees to us if exercised (the contract is currently in its third extension). These fees are for the storage, inventory rotation and facilities charge and are recognized ratably over the contract period. The U.S. government has two options to acquire defibrillators under this contract. They may buy on a replenishment basis, which means we will record a sale under our normal U.S. government price list and maintain our "state of readiness", or they may buy on a non-replenishment basis, which will still allow us to obtain normal margins but will reduce our future obligations under this arrangement.

For information concerning the accounting treatment of Trade-In Allowances, see the next section "Allowance for Doubtful Accounts / Sales Returns and Allowances / Trade-In Allowances".

For those markets for which we sell separately priced extended warranties, revenue is deferred and recognized over the applicable warranty period, based upon the fair value of the contract.

***Allowance for Doubtful Accounts / Sales Returns and Allowances / Trade-In Allowances***

We maintain an allowance for doubtful accounts for estimated losses, for which related provisions are included in bad-debt expense, resulting from the inability of our customers to make required payments. Specifically identified reserves are charged to selling and marketing expenses. Provisions for general reserves are charged to general and administrative expenses. We determine the adequacy of this allowance by regularly reviewing the aging of our accounts receivable and evaluating individual customer receivables, considering customers' financial condition, historical experience, communications with the customers, credit history and current economic conditions. We also maintain an estimated reserve for potential future product returns and discounts given related to trade-ins and to current period product sales, which is recorded as a reduction of revenue. We analyze the rate of historical returns when evaluating the adequacy of the allowance for sales returns, which is included with the allowance for doubtful accounts on our balance sheet.

As of September 30, 2007 our accounts receivable balance of $78.1 million is reported net of allowances of $8.4 million. We believe our reported allowances at September 30, 2007 are adequate. If the financial conditions of our customers were to deteriorate, however, resulting in their inability to make payments, we might need to record additional allowances, resulting in additional expenses being recorded for the period in which such determination was made.

Although we are not typically contractually obligated to provide trade-in allowances under existing sales contracts, we may offer such allowances when negotiating new sales arrangements. When pricing sales transactions we contemplate both cash consideration and the net realizable value of any used equipment to be traded in. The trade-in allowance value stated in a sales order may differ from the estimated net realizable value of the underlying equipment. Any excess in the trade-in allowance over the estimated net realizable value of the used equipment represents additional sales discount.

We account for product sales transactions by recording as revenue the total of the cash consideration and the estimated net realizable value of the trade-in equipment less a normal profit margin. Any difference between the estimated net realizable value of the used equipment and the trade-in allowance granted is recorded as a reduction to revenue at the time of the sale.

Used ZOLL equipment is recorded at the lower of cost or market consistent with Accounting Research Bulletin No. 43 ("ARB 43"). We regularly review our reserves to assure that the balance sheet value associated with our trade-in equipment is properly stated.

If the trade-in equipment is a competitor's product, we will usually resell the product to a third-party distributor who specializes in sale of used medical equipment, without any refurbishment. We typically do not recognize a profit upon the resale of a competitor's used equipment, although as a result of the inherent nature of the estimation process, we could recognize either a nominal gain or loss.

***Warranty Reserves***

Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance over a specified period of time, usually one year for pre-hospital and international customers and five years for hospital customers. Revenue is deferred for pre-hospital customers who receive warranties beyond one year. Such revenue is then recognized over the period of extended warranty. We provide for the estimated cost of product warranties at the time product is shipped and revenue is recognized. The costs that we estimate include material, labor, and shipping. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We believe that our recorded liability of $3.3 million at September 30, 2007 is adequate to cover future costs for the servicing of our products sold through that date and under warranty. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

***Inventory***

We value our inventories at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method, including material, labor and factory overhead.

Inventory on hand may exceed future demand either because the product is outdated, obsolete, or because the amount on hand is in excess of future needs. We provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. We estimate excess inventory amounts by reviewing quantities on hand and comparing those quantities to sales forecasts for the next 12 months, identifying historical service usage trends, and matching that usage with the installed base quantities to estimate future needs. At September 30, 2007, our inventory was recorded at net realizable value requiring adjustments of $7.4 million, or 11.3% of our $65.3 million gross inventories.

***Goodwill***

At September 30, 2007, we had approximately $37 million in goodwill, primarily resulting from our acquisitions of Revivant (approximately $27 million), certain assets of BIO-key International, Inc. (approximately $5 million), the assets of Infusion Dynamics (approximately $4 million), and the assets of Lifecor (approximately $1 million). In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," we test our goodwill for impairment at least annually by comparing the fair value of our reporting units to the carrying value of those reporting units. Fair value is determined based on an estimate of the discounted future cash flows expected from the reporting units. The determination of fair value requires significant judgment on the part of management about future revenues, expenses and other assumptions that contribute to the net cash flows of the reporting units. Additionally, we periodically review our goodwill for impairment whenever events or changes in circumstances indicate that an impairment has occurred.

***Long-Lived Assets***

We periodically review the carrying amount of our long-lived assets, including property and equipment, and intangible assets, to assess potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, business climate and future cash flows expected to result from the use of the related assets. Our policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss based on fair value in the period when it is determined that the carrying amount of the asset may not be recoverable. This process requires judgment on the part of management.

***Stock-Based Compensation***

The Company adopted the provisions of SFAS No. 123R, "Share Based Payment" (SFAS 123R), beginning October 3, 2005, using the modified prospective transition method. SFAS 123R requires the Company to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize cost over the requisite service period. Under the modified prospective transition method, financial statements for periods prior to the date of adoption are not adjusted for the change in accounting. However, compensation expense is recognized for (a) all share-based payments granted after the effective date under SFAS 123R, and (b) all awards granted under SFAS 123 to employees prior to the effective date that remain unvested on the effective date. The Company recognizes compensation expense on fixed awards with pro rata vesting on a straight-line basis over the vesting period.

Prior to October 3, 2005, the Company used the intrinsic value method to account for stock-based employee compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, therefore, the Company did not recognize compensation expense in association with options granted at or above the market price of the Company's Common Stock at the date of grant.

Refer to Note A to the consolidated financial statements for further discussion and analysis of the impact of adoption in our statement of operations.

***Safe Harbor Statement***

*Certain statements contained herein constitute "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the SEC and within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Particularly, the Company's expectations regarding its business, operational results, future operational liquidity, contractual obligations and other commercial commitments, and capital requirements are forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the actions of competitors, the acceptance of our products in their respective markets, and those other risks and uncertainties contained in Item 1A in Part I of this Annual Report on Form 10-K entitled "Risk Factors".*

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We have cash equivalents and marketable securities that primarily consist of money market accounts and fixed-rate, asset-backed corporate securities. The majority of these investments have maturities within one to five years. We believe that our exposure to interest rate risk is minimal due to the term and type of our investments and that the fluctuations in interest rates would not have a material adverse effect on our results of operations.

We have international subsidiaries in Canada, the United Kingdom, the Netherlands, France, Germany, Austria, Australia, and New Zealand. These subsidiaries transact business in their functional or local currency. Therefore, we are exposed to foreign currency exchange risks and fluctuations in foreign currencies, along with economic and political instability in the foreign countries in which we operate, all of which could adversely impact our results of operations and financial condition.

We use foreign currency forward contracts to manage its currency transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under SFAS No. 133,

"Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") and therefore, are marked-to-market with changes in fair value recorded to earnings. These derivative instruments do not subject our earnings or cash flows to material risk since gains and losses on those derivatives generally offset losses and gains on the assets and liabilities being hedged.

We had one forward exchange contract outstanding serving as a hedge of our Euro intercompany receivables in the notional amount of approximately 5 million Euros at September 30, 2007. The contract serves as a hedge of a substantial portion of our Euro-denominated intercompany balances. The fair value of this contract at September 30, 2007 was approximately $7.1 million, resulting in an unrealized gain of $13,000. A sensitivity analysis of a change in the fair value of the Euro derivative foreign exchange contract outstanding at September 30, 2007 indicates that, if the U.S. dollar weakened by 10% against the Euro, the fair value of this contract would decrease by $713,000 resulting in a total loss on the contract of $700,000. Conversely, if the U.S. dollar strengthened by 10% against the Euro, the fair value of this contract would increase by $648,000 resulting in a total gain on the contract of $661,000. Any gains and losses on the fair value of the derivative contract would be largely offset by losses and gains on the underlying transaction. These offsetting gains and losses are not reflected in the analysis above.

***Intercompany Receivable Hedge***
***Exchange Rate Sensitivity: September 30, 2007***
***(Amounts in $)***

| | Expected Maturity Dates for fiscal year | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2008** | **2009** | **2010** | **2011** | **2012** | **Thereafter** | **Total** | **Unrealized Gain** |
| **Forward Exchange Agreements (Receive $/Pay Euro) Contract Amount** | $7,143,000 | | | | | | $7,143,000 | $13,000 |
| **Average Contract Exchange Rate** | 1.4285 | — | — | — | — | — | 1.4285 | |

We had 16 forward exchange contracts outstanding serving as a hedge of our forecasted sales to our subsidiaries of approximately $15.1 million at September 30, 2007. These contracts mature during fiscal 2008. The fair value of these contracts outstanding at September 30, 2007 was approximately $15.4 million, resulting in an unrealized loss of approximately $330,000. A sensitivity analysis of a change in the fair value of the derivative foreign exchange contracts outstanding at September 30, 2007 indicates that, if the U.S. dollar weakened by 10% against the foreign currencies, the fair value of these contracts would decrease by approximately $1.5 million resulting in a total loss on the contracts of approximately $1.9 million. Conversely, if the U.S. dollar strengthened by 10% against the foreign currencies, the fair value of these contracts would increase by $1.4 million resulting in a total gain on the contracts of approximately $1.1 million. Any gains and losses on the fair value of the derivative contract would be partially offset by losses and gains on the underlying transaction. These offsetting gains and losses are not reflected in the analysis above.

*Forecasted Sales Hedge*
*Exchange Rate Sensitivity: September 30, 2007*
*(Amounts in $)*

| | Expected Maturity Dates for fiscal year | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter | Total | Unrealized Loss |
| **Forward Exchange Agreements (Receive $/Pay Euro) Contract Amount** | $5,586,000 | | | | | | $5,586,000 | $118,000 |
| **Average Contract Exchange Rate** | 1.3964 | — | — | — | — | — | 1.3964 | |
| **Forward Exchange Agreements (Receive $/Pay GBP) Contract Amount** | $3,854,000 | | | | | | $3,854,000 | $ 34,000 |
| **Average Contract Exchange Rate** | 2.0285 | — | — | — | — | — | 2.0285 | |
| **Forward Exchange Agreements (Receive $/Pay AUD) Contract Amount** | $1,734,000 | | | | | | $1,734,000 | $ 40,000 |
| **Average Contract Exchange Rate** | 0.8671 | — | — | — | — | — | 0.8671 | |
| **Forward Exchange Agreements (Receive $/Pay CAD) Contract Amount** | $3,882,000 | | | | | | $3,882,000 | $140,000 |
| **Average Contract Exchange Rate** | 0.9705 | — | — | — | — | — | 0.9705 | |

**Item 8. Financial Statements and Supplementary Data.**

## ZOLL MEDICAL CORPORATION

## FINANCIAL STATEMENT INDEX

Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders of ZOLL Medical Corporation**

We have audited the accompanying consolidated balance sheets of ZOLL Medical Corporation as of September 30, 2007 and October 1, 2006, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15 (a) (2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZOLL Medical Corporation at September 30, 2007 and October 1, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ZOLL Medical Corporation's internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 12, 2007 expressed an unqualified opinion thereon.

As discussed in Note A to the consolidated statements, effective October 2, 2005, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payments" using the modified-prospective transition method.

/s/ ERNST & YOUNG LLP

December 12, 2007
Boston, Massachusetts

## ZOLL Medical Corporation

### Consolidated Balance Sheets

| (000's omitted, except per share amounts) | Sept. 30, 2007 | Oct. 1, 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 37,631 | $ 42,831 |
| Marketable securities | 19,767 | 20,548 |
| Accounts receivable, less allowances of $8,438 and $7,897 at September 30, 2007 and October 1, 2006, respectively | 78,086 | 59,078 |
| Inventories: | | |
| Raw materials | 22,500 | 16,832 |
| Work-in-process | 5,783 | 4,847 |
| Finished goods | 29,646 | 15,440 |
| | 57,929 | 37,119 |
| Prepaid expenses and other current assets | 11,809 | 9,010 |
| Total current assets | 205,222 | 168,586 |
| Property and equipment at cost: | | |
| Land, building and improvements | 1,184 | 1,172 |
| Machinery and equipment | 66,705 | 53,859 |
| Construction in progress | 2,388 | 4,329 |
| Tooling | 15,255 | 12,003 |
| Furniture and fixtures | 3,813 | 3,313 |
| Leasehold improvements | 5,357 | 5,278 |
| | 94,702 | 79,954 |
| Less accumulated depreciation | 62,198 | 53,299 |
| Net property and equipment | 32,504 | 26,655 |
| Investments | 1,310 | 1,310 |
| Notes receivable | 2,025 | 495 |
| Goodwill | 37,414 | 24,421 |
| Patents and developed technology, net | 22,591 | 18,311 |
| Deferred tax asset | 4,579 | 189 |
| Intangibles and other assets, net | 13,793 | 11,519 |
| | $319,438 | $251,486 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 21,860 | $ 13,745 |
| Deferred revenue | 25,549 | 13,424 |
| Accrued expenses and other liabilities | 36,243 | 28,671 |
| Total current liabilities | 83,652 | 55,840 |
| Commitments and contingencies (Note J) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value, authorized 1,000 shares, none issued or outstanding | | |
| Common stock, $0.01 par value, authorized 38,000 shares, 20,438 and 9,684 issued and outstanding at September 30, 2007 and October 1, 2006, respectively | 204 | 193 |
| Capital in excess of par value | 145,471 | 119,262 |
| Accumulated other comprehensive loss | (6,516) | (3,774) |
| Retained earnings | 96,627 | 79,965 |
| Total stockholders' equity | 235,786 | 195,646 |
| | $319,438 | $251,486 |

See accompanying notes, which are an integral part of the consolidated financial statements.

## ZOLL Medical Corporation

### Consolidated Income Statements

| (000's omitted, except per share data) | YEAR ENDED Sept. 30, 2007 | Oct. 1, 2006 | Oct. 2, 2005 |
|---|---|---|---|
| Net sales | $309,451 | $255,633 | $217,742 |
| Cost of goods sold | 140,664 | 116,399 | 100,161 |
| Gross profit | 168,787 | 139,234 | 117,581 |
| Expenses: | | | |
| Selling and marketing | 91,855 | 78,366 | 74,404 |
| General and administrative | 26,203 | 22,417 | 18,667 |
| Research and development | 28,686 | 23,394 | 22,896 |
| Total expenses | 146,744 | 124,177 | 115,967 |
| Income from operations | 22,043 | 15,057 | 1,614 |
| Investment and other income | 3,591 | 2,082 | 572 |
| Income before income taxes | 25,634 | 17,139 | 2,186 |
| Provision for income taxes | 8,972 | 5,999 | 223 |
| Net income | $ 16,662 | $ 11,140 | $ 1,963 |
| Basic earnings per common share | $ 0.82 | $ 0.58 | $ 0.10 |
| Weighted average common shares outstanding | 20,208 | 19,286 | 19,130 |
| Diluted earnings per common and common equivalent share | $ 0.81 | $ 0.57 | $ 0.10 |
| Weighted average common and common equivalent shares outstanding | 20,678 | 19,442 | 19,260 |

See accompanying notes, which are an integral part of the consolidated financial statements.

## ZOLL Medical Corporation

## Consolidated Statements of Stockholders' Equity and Comprehensive Income

| (000's omitted) | Common Shares | Amount | Capital in Excess of Par Value | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Balance at October 3, 2004 | 9,308 | $186 | $105,916 | $(2,018) | $66,862 | $170,946 |
| Stock issuance for acquisition | 240 | 5 | 8,769 | | | 8,774 |
| Exercise of stock options | 51 | 1 | 613 | | | 614 |
| Excess tax benefit realized upon exercise of stock options | | | 217 | | | 217 |
| Comprehensive income: | | | | | | |
| Net income | | | | | 1,963 | 1,963 |
| Unrealized gain on available-for-sale securities | | | | 26 | | 26 |
| Unrealized gain on derivatives | | | | 18 | | 18 |
| Cumulative foreign currency translation adjustment | | | | (1,130) | | (1,130) |
| Total comprehensive income | | | | | | 877 |
| Balance at October 2, 2005 | 9,599 | $192 | $115,515 | $(3,104) | $68,825 | $181,428 |
| Stock issuance for prior year acquisition | | | 1,344 | | | 1,344 |
| Exercise of stock options | 85 | 1 | 1,405 | | | 1,406 |
| Stock-based compensation | | | 715 | | | 715 |
| Excess tax benefit realized upon exercise of stock options | | | 283 | | | 283 |
| Comprehensive income: | | | | | | |
| Net income | | | | | 11,140 | 11,140 |
| Unrealized gain on available-for-sale securities | | | | 90 | | 90 |
| Cumulative foreign currency translation adjustment | | | | (760) | | (760) |
| Total comprehensive income | | | | | | 10,470 |
| Balance at October 1, 2006 | 9,684 | $193 | $119,262 | $(3,774) | $79,965 | $195,646 |
| Two-for-one stock split | 9,953 | | | | | |
| Stock issuance for prior year acquisition | 72 | 1 | 5,631 | | | 5,632 |
| Exercise of stock options | 720 | 10 | 14,439 | | | 14,449 |
| Issuance of restricted stock | 10 | | | | | |
| Stock-based compensation | | | 1,661 | | | 1,661 |
| Cancellation of restricted stock | (1) | | (21) | | | (21) |
| Excess tax benefit realized upon exercise of stock options | | | 4,499 | | | 4,499 |
| Comprehensive income: | | | | | | |
| Net income | | | | | 16,662 | 16,662 |
| Unrealized gain on available-for-sale securities | | | | (17) | | (17) |
| Cumulative foreign currency translation adjustment | | | | (2,725) | | (2,725) |
| Total comprehensive income | | | | | | 13,920 |
| Balance at September 30, 2007 | 20,438 | $204 | $145,471 | $(6,516) | $96,627 | $235,786 |

See accompanying notes, which are an integral part of the consolidated financial statements

## ZOLL Medical Corporation

## Consolidated Statements of Cash Flows

| (000's omitted) | YEAR ENDED Sept. 30, 2007 | Oct. 1, 2006 | Oct. 2, 2005 |
|---|---|---|---|
| **Operating Activities:** | | | |
| Net income | $ 16,662 | $ 11,140 | $ 1,963 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 13,923 | 12,286 | 11,211 |
| Stock-based compensation expense | 1,661 | 715 | — |
| Excess tax benefit from the exercise of stock options | — | — | 217 |
| Net unrealized gain on sale of marketable securities | (21) | 90 | — |
| Net unrealized loss (gain) from hedging activities | — | — | (18) |
| Provision for warranty expense | 1,178 | 1,347 | 1,011 |
| Writeoff of investment in AED@Home | — | — | 324 |
| Deferred income taxes | (142) | 2,153 | (1,510) |
| Changes in current assets and liabilities, net of effect of acquisitions: | | | |
| Accounts receivable | (17,368) | (10,164) | 4,397 |
| Inventories | (25,561) | 453 | (6,976) |
| Prepaid expenses and other current assets | (2,785) | (1,054) | (657) |
| Accounts payable and accrued expenses | 18,120 | 11,501 | (2,582) |
| **Net cash provided by operating activities** | **5,667** | **28,467** | **7,380** |
| **Investing Activities:** | | | |
| Additions to property and equipment | (14,548) | (10,521) | (8,531) |
| Disposals of property and equipment | — | — | 290 |
| Purchases of marketable securities | (27,754) | (36,561) | (56,115) |
| Proceeds from sales and maturities of marketable securities | 28,535 | 30,566 | 59,735 |
| Equity investments in private companies | — | (60) | — |
| Payments for acquisitions, net of cash acquired | (12,790) | (5,055) | (8,020) |
| Milestone payment related to prior year acquisitions | (1,709) | (1,327) | (405) |
| Amounts advanced to Lifecor under a line of credit | — | (645) | (1,338) |
| Other assets, net | (2,887) | (361) | 1,895 |
| **Net cash used in investing activities** | **(31,153)** | **(23,964)** | **(12,489)** |
| **Financing Activities:** | | | |
| Exercise of stock options | 14,449 | 1,406 | 614 |
| Excess tax benefit from the exercise of stock options | 4,499 | 283 | — |
| **Net cash provided by financing activities** | **18,948** | **1,689** | **614** |
| **Effect of exchange rates on cash and cash equivalents** | **1,338** | **369** | **80** |
| **Net increase/(decrease) in cash and cash equivalents** | **(5,200)** | **6,561** | **(4,415)** |
| **Cash and cash equivalents at beginning of year** | **42,831** | **36,270** | **40,685** |
| **Cash and cash equivalents at end of year** | **$ 37,631** | **$ 42,831** | **$ 36,270** |
| **Supplemental disclosures of cash flow information:** | | | |
| Cash paid during the year: | | | |
| Income taxes | $ 6,218 | $ 2,576 | $ 2,172 |
| *Non-cash activity during the year:* | | | |
| Common stock issued at fair value for acquisition of Revivant | $ 5,631 | $ 1,344 | $ 8,774 |
| Conversion of note receivable for Revivant acquisition | $ — | $ — | $ 5,563 |
| Conversion of equity investment for Revivant acquisition | $ — | $ — | $ 8,271 |
| Conversion of investment for Lifecor asset acquisition | $ — | $ 4,798 | $ — |
| Earnout accrual for Lifecor asset acquisition | $ — | $ 2,587 | $ — |

See accompanying notes, which are an integral part of the consolidated financial statements.

## ZOLL Medical Corporation

## Notes to Consolidated Financial Statements

### Note A-Significant Accounting Policies

*Description of Business:* ZOLL Medical Corporation ("the Company") designs, manufactures, markets and/or sells non-invasive resuscitation devices and related software solutions. With products for pacing, defibrillation, circulation, ventilation, and fluid resuscitation, the Company provides a comprehensive set of technologies that help clinicians, EMS professionals, and lay rescuers resuscitate sudden cardiac arrest or trauma victims. The Company also designs and markets software that automates the documentation and management of both clinical and non-clinical information.

*Principles of Consolidation:* The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company considers the principles of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities* and Accounting Research Bulletin No. 51, *Consolidation of Financial Statements* when determining whether an entity is subject to consolidation. The Company accounts for investments in companies over which it has the ability to exercise significant influence under the equity method if the Company holds 50 percent or less of the voting stock.

*Reclassification:* Certain amounts in prior year financial statements have been reclassified to conform to current year presentation with no impact on net income or earnings per share.

*Fiscal Year:* The Company's fiscal year ends on the Sunday closest to September 30. The years ended September 30, 2007, October 1, 2006 and October 2, 2005 all included 52 weeks.

*Stock-Split:* The share and per-share data presented in the consolidated income statement and notes to the consolidated financial statements give effect to the 2-for-1 stock split effected by Articles of Amendment to the Company's Restated Articles of Organization filed on February 12, 2007, with a record date of February 20, 2007. As a result of the stock split, the par value of the Company's Common Stock changed from $0.02 per share to $0.01 per share (the "Common Stock"), and the Company's authorized Common Stock increased from 19,000,000 shares to 38,000,000 shares. All share and per share information in the accompanying consolidated income statement and the notes to the consolidated financial statements have retroactively restated to reflect the 2-for-1 stock split.

*Use of Estimates:* The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents:* The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are invested in a money market investment account. These amounts are stated at cost, which approximates market value.

*Marketable Securities:* The Company accounts for marketable securities in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 establishes the accounting and reporting requirements for all debt securities and for investments in equity securities that have readily determinable fair values. All marketable securities must be classified as one of the following: held-to-maturity, available-for-sale, or trading. The Company classifies its marketable securities as available-for-sale and, as such, carries the investments at fair value, with unrealized holding gains and losses reported in stockholders' equity as a separate component of accumulated other comprehensive income (loss). The cost of securities sold is determined based on the specific identification method. Realized gains and losses, and declines in value judged to be other than temporary, are included in investment income.

*Concentration of Risk:* The Company sells its products primarily to hospitals, emergency care providers, the U.S. military and university teaching hospitals. Collateral is generally not required. With the introduction of the AED Plus product, the Company has established distribution agreements with approximately 400 distributors to distribute this product. The Company performs periodic credit evaluations of its customers' financial condition. Total sales to various branches of the U.S. military were approximately $12 million in 2007, $20 million in 2006, and $14 million in 2005. No single customer accounted for more than 10% of the Company's total net sales or accounts receivable.

In addition, the Company sells its products to the international market to both end users and distributors. Although the Company does not foresee a material credit risk associated with international receivables to either end users or distributors, repayment is dependent upon the financial stability of the customers to which it sells. In order to mitigate the risk of loss in geographical areas with historical credit risks, in some cases the Company requires letters of credit from its foreign customers. Foreign sales accounted for 28%, 27% and 26% of the Company's net sales in 2007, 2006 and 2005, respectively. The percent of foreign sales to distributors was approximately 37% in 2007, 38% in 2006 and 37% in 2005. No single distributor or end-user customer accounts for a significant portion of the Company's international sales or accounts receivable. No individual foreign country represented a significant portion of the Company's sales or accounts receivable.

The Company maintains reserves for potential trade receivable credit losses, and such losses historically have been within management's expectations. These reserves are charged to bad debt expense when established. Specifically identified reserves are charged to selling and marketing expenses. Provisions for general reserves are charged to general and administrative expenses. The Company determines the adequacy of this allowance by regularly reviewing the aging of its accounts receivable and evaluating individual customer receivables, considering customers' financial condition, historical experience, credit history and current economic condition.

*Financial Instruments:* Management estimates the fair value of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. The carrying value of these financial instruments approximated their fair value at September 30, 2007 and October 1, 2006, respectively, due to the short-term nature of these instruments.

The Company utilizes foreign currency forward contracts to reduce its exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of intercompany accounts receivable denominated in foreign currencies and forecasted foreign currency denominated sales to subsidiaries. The Company accounts for all derivative financial instruments (foreign currency forward contracts) in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. For derivative instruments designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivative instruments designed as cash flow and net investment hedges, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI"), and the ineffective portions are recognized in earnings. To date, the ineffective portions of changes in the fair value of derivatives have not been material.

*Inventories:* Inventories, principally purchased parts, are valued at the lower of first-in, first-out ("FIFO") cost or market. Market is determined by the replacement value for raw materials and net realizable value, after allowance for estimated costs of completion and disposal, for work-in-process and finished goods. At September 30, 2007 and October 1, 2006, our inventory was recorded at net realizable value requiring adjustments of $7.4 million, or 11.3% of our $65.3 million gross inventories in fiscal 2007, and $5.7 million, or 13.3% of our $42.8 million gross inventories in fiscal 2006.

*Intangible Assets:* Patents are stated at cost and amortized using the straight-line method over their expected lives. Prepaid license fees are amortized over the term of the related contract, once commercialization of the related product begins.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company tests its goodwill for impairment at least annually by comparing the fair value of the reporting units to the carrying value of those reporting units. Fair value is determined based on an estimate of the discounted future cash flows expected from the reporting units. The determination of fair value requires significant judgment on the part of management about future revenues, expenses and other assumptions that contribute to the net cash flows of the reporting units. Additionally, the Company periodically reviews its goodwill for impairment whenever events or changes in circumstances indicate that an impairment indicator has occurred. Since many of the intangibles relate to new technologies, recoverability of these assets depends on market penetration.

*Property and Equipment:* Property and equipment are stated at cost. In general, depreciation is computed on a straight-line basis over the estimated economic useful lives of the assets (40 years for buildings, three to ten years for machinery and equipment and five years for tooling, furniture, fixtures, and software). Leasehold improvements are amortized over the shorter of the useful life or the life of the related lease. Depreciation expense totaled $10,633,000, $9,996,000 and $9,220,000 in fiscal 2007, 2006, and 2005, respectively. Repair and maintenance costs are expensed as incurred.

*Long-lived Assets:* The Company reviews long-lived assets at least annually to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate.

*Investments*: Investments in those entities where the Company owns less than twenty percent of the voting stock of the individual entity and does not exercise significant influence over operating and financial policies of the entity are accounted for using the cost method. Investments in those entities where the Company owns more than twenty percent of the voting stock of the individual entity or less than twenty percent and exercises significant influence over operating and financial policies of the entity are accounted for using the equity method. As of September 30, 2007 and October 1, 2006, the Company's investments were in companies that are not publicly traded and, therefore, no established market for their securities exists. The Company has a policy in place to review its investments on a regular basis to evaluate the carrying value of the investments in these companies. The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstance that may have a significant adverse affect on the fair value of the investment. If the Company believes that the carrying value of an investment is in excess of estimated fair value, it is the Company's policy to record an impairment charge to adjust the carrying value to estimated fair value, if the impairment is deemed other-than-temporary.

As of September 30, 2007 and October 1, 2006, the Company had investments of $1.3 million.

*Revenue Recognition:* Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk have passed to the customer, the fee is fixed and determinable, and collection is considered probable. Circumstances that generally preclude the immediate recognition of revenue include shipping terms of FOB destination or the existence of a customer acceptance clause in a contract based upon customer inspection of the product. In these instances, revenue is deferred until adequate documentation is obtained to ensure that these criteria have been fulfilled. Similarly, revenues from the sales of our products to distributors fall under the same guidelines. For all significant orders placed by our distributors, we require an approved purchase order, we perform a credit review, and we ensure that the terms on the purchase order or contract are proper and do not include any contingencies which preclude revenue recognition. We do not typically offer any special right of return, stock rotation or price protection to our distributors or end customers.

Our sales to customers often include a cardiac resuscitation device, disposable electrodes and other accessories. For the vast majority of our shipments, all deliverables are shipped together. In cases where some elements of a multiple element arrangement are not delivered as of a reporting date, we defer the fair value of the undelivered elements and only recognize the revenue related to the delivered elements in accordance with Emerging Issues Task Force (EITF) 00-21 "Revenue Arrangements with Multiple Deliverables". Revenues are recorded net of estimated returns. Some sales to customers of our cardiac resuscitation devices may include some data collection software. The cardiac resuscitation device and software product can operate independently of each other and one does not affect the functionality of the other. In cases where both elements are included in a customer's order but only one has been delivered by the reporting date, we defer the fair value of the undelivered element and recognize the revenue related to the delivered item in accordance with EITF 03-05, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software" and EITF 00-21.

We also license software under non-cancelable license agreements and provide services including training, installation, consulting and maintenance, which consists of product support services, and unspecified upgrade rights (collectively, post-contract customer support ("PCS")). Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. License fee revenues are recognized when a non-cancelable license agreement has been signed, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service. Revenue for services, such as software deployment and consulting, is recognized when the service is performed. Our software arrangements contain multiple elements, which include software products, services and PCS. Generally, we do not sell computer hardware products with our software products. We will occasionally facilitate the hardware purchase by providing information to the customer such as where to purchase the equipment. We generally do not have vendor-specific objective evidence of fair value for our software products. We do, however, have vendor-specific objective evidence of fair value for items such as consulting and technical services, deployment and PCS based upon the price charged when such items are sold separately. Accordingly, for transactions where vendor-specific objective evidence exists for undelivered elements but not for delivered elements, we use the residual method as discussed in SOP 98-9, "Modification of SOP 97-2." Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

We do not typically ship any of our software products to distributors or resellers. Our software products are sold by our sales force directly to the end user. We may sell software to system integrators who provide complete solutions to end users on a contract basis.

The Company has been awarded a contract of approximately $11.6 million with a contractor hired by the State of California to supply defibrillators and accessories. The contract also includes preventative maintenance and storage services for certain defibrillators and accessories over a five-year period. Based on the award, the Company shipped the defibrillators and accessories ("equipment") in three installments over the course of four months beginning in the fourth quarter of fiscal 2007 and ending in the first quarter of fiscal 2008. At the request of the State, the equipment is being shipped to three warehouse locations within California in order to provide for rapid deployment in the case of an emergency. Two of the warehouses are facilities leased by the Company. Due to the life support function of the equipment and the requirement that they be deployed at a moment's notice to sustain life in the event of an emergency, it is important that they are stored in an appropriate condition and location. As a result, the State requested that we make arrangements to store and maintain certain of the equipment to ensure it performs its life support function when deployed. Individuals with the requisite background, skills and credentials will store and maintain the products. The preventative maintenance services include preventative maintenance on the defibrillator units as well as battery and electrode replacement upon expiration of their shelf life within the five year period of the contract.

Although the Company delivered the first two installments of the equipment during the fourth quarter of the fiscal year ended September 30, 2007, no revenue was recognized since objective and reliable evidence of fair value did not exist for all undelivered elements. The Company anticipates it will recognize revenue related to the delivered equipment in the first quarter of fiscal 2008 as it believes objective and reliable evidence of fair value will exist for all remaining undelivered elements, including maintenance, storage, insurance and accessories. The Company expects to recognize approximately $8 million of revenue during the first quarter of fiscal 2008. The remaining amount of consideration will be recognized over a five-year period as the undelivered elements are delivered.

In fiscal 2005, we began performance under a "state of readiness" contract awarded by the U.S. government to supply defibrillators on short notice. Based on the award, we received two types of payments from the U.S. government. The first payment of approximately $5 million was to reimburse us for the cost to acquire inventories required to meet potentially short-notice delivery schedules. This payment is carried within 'Deferred revenue' on our balance sheet as a liability under government contract.

We also received a payment from the U.S. government to compensate us for managing the purchase, build, storage and inventory rotation process. This payment also compensated us for making future production capacity available. The portion of this payment associated with the purchase and build aspects of the contract was recognized on a percentage of completion basis while the portion of the payment for the storage, inventory rotation and facilities charge was recognized ratably over the contract period.

This government contract is for a one-year term, and the U.S. government has four one-year extension options that require the payment of additional fees to us if exercised (the contract is currently in its third extension). These fees are for the storage, inventory rotation and facilities charge and are recognized ratably over the contract period. The U.S. government has two options to acquire defibrillators under this contract. They may buy on a replenishment basis, which means we will record a sale under our normal U.S. government price list and maintain our "state of readiness", or they may buy on a non-replenishment basis, which will still allow us to obtain normal margins but will reduce our future obligations under this arrangement.

For those markets for which we sell separately priced extended warranties, revenue is deferred and recognized over the applicable warranty period, based upon the fair value of the contract.

*Advertising Costs:* Advertising costs are expensed as incurred and totaled $2,495,000, $2,082,000, and $1,562,000, in 2007, 2006, and 2005, respectively.

*Shipping & Handling Costs:* Shipping and handling costs are recorded in Costs of Goods Sold and totaled $6,599,000, $4,883,000, and $4,701,000 in 2007, 2006, and 2005, respectively.

*Product Warranty:* Expected future product warranty costs, included in accrued expenses and other liabilities, are recognized at the time of sale for all products covered under warranty. Warranty periods usually range from one to five years. The Company estimates its warranty reserve requirement based upon the number of units remaining under warranty and the historical per unit repair costs and return rates, and specific known warranty issues.

Product warranty activity for the twelve months ended September 30, 2007 and October 1, 2006 is as follows:

| (000's omitted) | Beginning Balance | Accruals for Warranties Issued During the Period | Decrease to Preexisting Warranties | Ending Balance |
|---|---|---|---|---|
| September 30, 2007 | $3,614 | $1,178 | $1,464 | $3,328 |
| October 1, 2006 | $3,263 | $1,347 | $ 996 | $3,614 |

*Research and Development Expenses:* The Company evaluates whether to capitalize or expense software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs; accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release, is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. For products other than software products, research and development costs are expensed as incurred.

*Foreign Currency:* The functional currency for each of the Company's subsidiaries is each country's local currency. All assets and liabilities are translated into U.S. dollar equivalents at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. Translation gains or losses are recorded in stockholders' equity as an element of accumulated other comprehensive income. The Company also incurs transactional gains and losses resulting from transactions denominated in foreign currencies and the translation of intercompany balances. Such items are recorded as other income (expense) in the consolidated income statement and totaled approximately $785,000, $9,000, and ($293,000) in 2007, 2006, and 2005, respectively.

*Stock-Based Compensation*: The Company adopted the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), beginning October 3, 2005, using the modified prospective transition method. SFAS 123R requires the Company to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize cost over the requisite service period. Under the modified prospective transition method, financial statements for periods prior to the date of adoption are not adjusted for the change in accounting. However, compensation expense is recognized for (a) all share-based payments granted after the effective date under SFAS 123R, and (b) all awards granted under SFAS 123 to employees prior to the effective date that remain unvested on the effective date. The Company recognizes compensation expense on fixed awards with pro rata vesting on a straight-line basis over the vesting period.

Prior to October 3, 2005, the Company used the intrinsic value method to account for stock-based employee compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore the Company did not recognize compensation expense in association with options granted at or above the market price of the Company's Common Stock at the date of grant.

On July 22, 2005, the Company accelerated the vesting of the Company's outstanding stock options with an exercise price greater than the closing price of the Company's common stock on that date ($13.31). The Company accelerated the vesting to reduce the effects of the adoption of SFAS 123R, which requires companies to recognize stock-based compensation associated with stock options based on the fair value method. Had the Company not taken this action, $3.6 million of stock-based compensation charges would have been recorded in the statement of operations through fiscal 2008 (approximately $2 million in fiscal 2006; approximately $1 million in fiscal 2007; and approximately $600,000 in fiscal 2008).

As a result of adopting SFAS 123R, stock-based compensation charges during the twelve months ended September 30, 2007 and October 1, 2006 totaled approximately $1.7 million and $715,000, respectively. As a result of adopting SFAS 123R, earnings before income taxes for the twelve months ended September 30, 2007 and October 1, 2006 decreased by approximately $1.6 million and $697,000, respectively. Net earnings decreased by approximately $1.1 million, or $0.05 per basic and diluted share, and $418,000, or $0.02 per basic and diluted share, for the twelve month periods ended September 30, 2007 and October 1, 2006, respectively. Total stock-based compensation expense capitalized as part of inventory for the twelve month period ended September 30, 2007 and October 1, 2006 was approximately $132,000 and $57,000, respectively. The excess tax benefit of stock option exercises is now recorded in the "Financing Activities" of the "Consolidated Statements of Cash Flows".

The following table represents a reconciliation of reported net income and per share information to pro forma net loss and per share information that would have been reported if the fair value method had been used to account for stock-based employee compensation in 2005. The estimated fair value of each option is calculated using the Black-Scholes option-pricing model:

| (000's omitted, except per share data) | 2005 |
|---|---|
| Net income-as reported | $ 1,963 |
| Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects | (5,630) |
| Net loss – pro forma | $(3,667) |
| Earnings (loss) per share: | |
| Basic – as reported | $ 0.10 |
| Basic – pro forma | $ (0.19) |
| Diluted – as reported | $ 0.10 |
| Diluted – pro forma | $ (0.19) |

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2007, 2006 and 2005:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Dividend yield | 0% | 0% | 0% |
| Expected volatility | 46.8% | 47.7% | 65.4% |
| Risk-free interest rate | 4.70% | 4.52% | 3.89% |
| Expected lives (years) | 6.25 | 6.25 | 5.00 |
| Weighted-average fair value of options granted during the year | $11.11 | $6.20 | $8.49 |

Historical Company information was the primary basis for the expected volatility assumption. Fiscal year 2005 grants were calculated using historical volatility data over the options expected life (five years). The

Company believes that the historical volatility over the life of the option (ten years) is more indicative of the options expected volatility in the future. Therefore, beginning in fiscal 2006, the Company's expected volatility is based upon historical volatility over a ten year period. The Company was unable to use historical information to estimate the expected lives and therefore used the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin No. 107. Forfeiture rates used for executives and non-executives, based on historical information, ranged from 5% to 25%.

*Earnings per Share:* The shares used for calculating basic earnings per common share were the weighted average shares of common stock outstanding during the period and the shares used for calculating diluted earnings per common share were the weighted average shares of common stock outstanding during the period plus the dilutive effect of stock options.

| (000's omitted) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Average shares outstanding for basic earnings per share | 20,208 | 19,286 | 19,130 |
| Dilutive effect of stock options and restricted stock grants | 470 | 156 | 130 |
| Average shares outstanding for diluted earnings per share | 20,678 | 19,442 | 19,260 |

Average shares outstanding for diluted earnings per share does not include options to purchase 174,277, 2,168,846, and 1,988,164 shares of common stock for the fiscal years 2007, 2006, and 2005, respectively, as their effect would have been antidilutive.

*Comprehensive Income:* The Company computes comprehensive income in accordance with SFAS No. 130 ("SFAS 130") "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities and foreign currency translation. Total comprehensive loss for fiscal 2007 and 2006 was as follows:

| (000's omitted) | 2007 | 2006 |
|---|---|---|
| Unrealized gain/(loss) on available-for-sales securities | $ (10) | $ 7 |
| Cumulative foreign currency translation | (6,506) | (3,781) |
| Accumulated other comprehensive loss | $(6,516) | $(3,774) |

*Recent Accounting Pronouncements:*

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of the Company's fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company's financial statements in future periods.

In December 2007, the FASB issued SFAS No. 141 (R) "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of the Company's fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company's financial statements in future periods.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115" ("SFAS 159"). SFAS 159 provides entities with the option to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective with fiscal years beginning after November 15, 2007, provided that the entity also elects to apply the provisions of SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Company is currently evaluating the impact that the implementation of SFAS 159 may have on our consolidated results and financial position.

In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, for some companies, the application of SFAS 157 will change current practice. SFAS 157 is effective with fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the implementation of SFAS 157 may have on our consolidated results and financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the Company's balance sheet and statement of operations and the related financial statement disclosures. The Company was required to adopt SAB 108 in its annual financial statements covering the fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on its consolidated results of operations and financial position.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, "Accounting for Income Taxes", to create a single model to address accounting for uncertainty in tax positions. FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions, including a roll forward of tax benefits taken that do not qualify for financial statement recognition. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings for that year and will be presented separately. FIN 48 is effective with fiscal years beginning after December 15, 2006. Only tax positions that are more likely than not to be realized at the effective date may be recognized upon adoption of FIN 48. The Company believes that the adoption of FIN 48 will not have a material impact on its future results of operations and financial position.

### Note B-Marketable Securities

Investments in marketable securities are classified as available-for-sale at September 30, 2007 and October 1, 2006. Available-for-sale securities consist of mainly corporate obligations of $19.8 million and $20.5 million as of September 30, 2007 and October 1, 2006, respectively.

The securities are carried at fair value, with unrealized gains and losses reported in stockholders' equity as a separate component of accumulated other comprehensive income. At September 30, 2007 and October 1, 2006, the investment portfolio had gross unrealized losses of $10,000 and gross unrealized gains of $7,000, respectively. Net gains/(losses) reclassified from accumulated other comprehensive income to earnings was not material in 2007, 2006 and 2005. The Company realized gains of less than $1,000 and losses of $6,000 on sales of available-for-sale securities in 2007, gains of $13,000 and losses of $5,000 in 2006, and gains of $2,000 and losses of $2,000 in 2005. The market value of investments maturing in the next year is $14.0 million, $8.1 million matures within two to five years, $278,000 matures within 11 to 20 years, and $4.3 million has maturities greater than 20 years.

**Note C-Investments**

In January 2003, the Company invested $1.3 million in the common stock of Advanced Circulatory Systems, Inc. (formerly ResQSystems, Inc.), a development stage medical device corporation. The Company's investment in Advanced Circulatory Systems, Inc. ("ACSI") represented approximately 6% of ACSI's outstanding common stock as of September 30, 2007.

The Company accounts for its investments at cost, which approximates market.

**Note D-Acquisitions**

*BIO-key International, Inc.'s Fire Records Management Software Business*

On May 22, 2007, the Company acquired a fire records management software business as a result of an asset acquisition from BIO-key International, Inc., a public company that provides mobile and wireless solutions for public safety. The Company paid approximately $7 million in cash for the business, and the assets acquired in this acquisition will be utilized as part of the Company's data management business. The Company believes that the acquisition presents an opportunity to further penetrate the fire department market in conjunction with the Company's current data management and medical equipment products.

The following is a summary of the Company's preliminary estimate of the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company has engaged a third party to appraise the fair value of the acquired intangibles assets. The results of the appraisal are preliminary at this time. The final results of the appraisal may differ from the preliminary estimate of the fair value of the acquired tangible and intangible assets and assumed liabilities. The Company will finalize the purchase price allocation upon receiving the final appraisal report and other relevant information relating to the acquisition. The final purchase price allocation may be significantly different than the Company's preliminary estimate as presented below:

| (000's omitted) | |
|---|---|
| **Assets:** | |
| Current assets | $ 223 |
| Property and equipment | 34 |
| Intangible assets subject to amortization (estimated 9 year weighted-average useful life) | 1,740 |
| Intangible assets not subject to amortization | 450 |
| Goodwill | 5,348 |
| **Total assets acquired:** | **7,795** |
| **Liabilities:** | |
| Current liabilities | 146 |
| Other liabilities | 689 |
| **Total liabilities assumed:** | **835** |
| **Purchase Price** | **$6,960** |

The goodwill resulting from this acquisition, as part of the fair value assessment, will be assigned to our only reportable segment, which is the design, manufacture and marketing of an integrated line of proprietary non-invasive cardiac resuscitation devices, and systems used for emergency resuscitation of cardiac arrest victims. All of the goodwill is expected to be deductible for income tax purposes.

As of May 22, 2007, the results of operations of the fire records management software business were included in the consolidated income statement of the Company. Pro forma results of operations are not presented as the acquisition of BIO-key International, Inc.'s fire records management software business was determined not to be significant to the Company's consolidated financial statements.

*Assets of Radiant Medical, Inc.*

On September 18, 2007, the Company acquired certain assets from Radiant Medical, Inc. ("Radiant"), a private medical technology company developing endovascular temperature therapy products. At the time of the purchase, Radiant was ceasing operations, and in the opinion of the Company, Radiant had the best technology in the emerging therapeutic hypothermia market and an extensive intellectual property portfolio. The Company believes that the acquisition presents an opportunity to broaden the Company's resuscitation strategy into the area of induced hypothermia, which is emerging as a standard treatment for resuscitated patients. The Company paid approximately $5.8 million in cash for the assets, which primarily consist of patented technology, and the assets acquired in this acquisition will be utilized at the Company's Sunnyvale, California subsidiary, ZOLL Circulation. The Company's preliminary estimate of the estimated fair values of the assets acquired at the date of acquisition is $5.8 million. The Company has engaged a third party to appraise the fair value of the acquired intangibles assets. The final results of the appraisal may differ from the preliminary estimate of the fair value of the acquired tangible and intangible assets. The Company will finalize the purchase price allocation upon receiving the final appraisal report and other relevant information relating to the acquisition.

*Assets of Lifecor, Inc.*

In March 2006, the Company exercised its option to acquire the assets of Lifecor, Inc. ("Lifecor"), a privately owned medical equipment company that designs, manufactures and markets a wearable external defibrillator system ("LifeVest"). In April 2006, the Company closed on the acquisition of the assets of Lifecor and now utilizes those assets in its subsidiary, ZOLL Lifecor Corporation. The Company believes that the acquisition presents an opportunity to expand its presence in the resuscitation market because the LifeVest provides patients with the benefit of unhindered mobility. As a result of the transaction, ZOLL acquired Lifecor's assets and business, assumed Lifecor's outstanding debt (which included the forgiveness of approximately $3 million of debt owed to the Company), and also assumed certain stated liabilities, for a total consideration of approximately $10 million. Additional consideration will be in the form of earn-out payments to the former stockholders of Lifecor based upon future revenue growth over certain stipulated threshold amounts of the acquired business over a five-year period through fiscal 2011. Beginning April 3, 2006, the results of operations of Lifecor were included in the consolidated income statement of the Company. In connection with the acquisition of Lifecor, a manufacturing agreement was terminated. The terms of the agreement were deemed to be at fair value, and therefore no gain or loss was recognized.

The following is a summary of the Company's final estimate of the fair values of the assets acquired and liabilities assumed.

| (000's omitted) | |
|---|---|
| **Assets:** | |
| Current assets | $ 2,052 |
| Property and equipment | 2,152 |
| Intangible assets subject to amortization (estimated 13 year weighted-average useful life): | 10,600 |
| Intangible assets not subject to amortization | 440 |
| Goodwill | 735 |
| **Total assets acquired:** | **15,979** |
| **Liabilities:** | |
| Current liabilities | 2,699 |
| Debt assumed | 5,160 |
| Accrued earnout | 3,235 |
| **Total liabilities assumed** | **11,094** |
| **Net assets acquired** | **$ 4,885** |

## Supplemental Pro Forma Information

The unaudited pro forma combined condensed statements of income for the period ended October 1, 2006 give effect to the acquisition of Lifecor as if the acquisition had occurred at the beginning of the year, October 3, 2005 after giving effect to certain adjustments, including amortization of the intangibles subject to amortization and related income taxes.

The unaudited pro forma combined condensed statements of income are not necessarily indicative of the financial results that would have occurred if the Lifecor acquisition had been consummated on October 3, 2005, nor are they necessarily indicative of the financial results which may be attained in the future.

The pro forma statement of income is based upon available information and upon certain assumptions that the Company's management believes are reasonable. The Lifecor acquisition is being accounted for using the purchase method of accounting.

| (000's omitted) | Twelve Months Ended October 1, 2006 |
|---|---|
| Net sales | $259,815 |
| Net income | $ 10,106 |
| Net income per common share | |
| Basic | $ 0.52 |
| Diluted | $ 0.52 |

*Contingent Consideration for Prior Period Acquisitions*

The terms of the October 2004 acquisition of Revivant, as well as the terms of the March 2004 acquisition of the assets of Infusion Dynamics, and the April 2006 acquisition of the assets of Lifecor, provide for possible annual earn-out payments based upon revenue growth over a multi-year period. Such payments may be due with respect to Revivant through fiscal 2007 and with respect to Infusion Dynamics and Lifecor through fiscal 2011. Because the prospective earn-out payments for Infusion Dynamics and Lifecor will be based upon revenue growth over several years, a reasonable estimate of the future payment obligations cannot be determined. Annual earn-out payments to former shareholders of Infusion Dynamics, in the form of cash, for fiscal 2006 and 2005 are approximately $467,000 and $544,000, respectively. For fiscal 2007, $11,000 has been accrued for payment to the former shareholders of Infusion Dynamics. The Company also paid approximately $2.4 million and $1.6 million in earn-out payments for fiscal years 2006 and 2005, respectively, to the former shareholders of Revivant. Of these amounts approximately $1.2 million (in fiscal 2006) and $783,000 (in fiscal 2005) in cash was paid to the former shareholders of Revivant, and the remainder of these earn-outs for fiscal 2006 and 2005 were in the form of 72,128 shares and 23,800 shares, respectively, of the Company's Common Stock. For fiscal 2007, the Company accrued approximately $9.2 million as an earn-out payment to the former shareholders of Revivant. Of this amount approximately $3.6 million will be in the form of cash and the remainder will be in the form of approximately 220,863 shares of the Company's Common Stock. The earn-out payment for fiscal 2006 paid to the former shareholders of Lifecor was an amount less than $100,000, and the amount accrued for the fiscal 2007 earn-out was approximately $3.2 million.

## Note E-Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of:

| (000's omitted) | Sept. 30, 2007 | Oct. 1, 2006 |
|---|---|---|
| Deferred income taxes (Note I) | $ 8,323 | $6,693 |
| Other | 3,486 | 2,317 |
| Total prepaid expenses and other current assets | $11,809 | $9,010 |

## Note F-Goodwill, Intangibles and Other Assets

The carrying value of goodwill was approximately $37 million and $24 million at September 30, 2007 and October 1, 2006, respectively. The $13 million increase in goodwill from fiscal 2006 to fiscal 2007 is a result of the acquisition of BIO-key, Inc. (approximately $5 million of goodwill) and earnout payments related to prior years' acquisitions (approximately $7 million of goodwill).

Intangibles and other assets consist of:

| | | Sept. 30, 2007 | | Oct. 1, 2006 | |
|---|---|---|---|---|---|
| (000's omitted) | Weighted Average Life | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Prepaid license fees | 18 years | $10,709 | $ 2,516 | $ 9,437 | $1,762 |
| Patents and developed technology | 12 years | 28,032 | 5,441 | 21,753 | 3,442 |
| Customer-related intangible | 10 years | 4,600 | 633 | 3,300 | 165 |
| Intangible asset not subject to amortization | | 890 | — | 440 | — |
| Other assets | — | 2,631 | 1,888 | 1,953 | 1,684 |
| | | $46,862 | $10,478 | $36,883 | $7,053 |

Total amortization expense for the fiscal 2007, 2006 and 2005 was approximately $3,290,000, $2,290,000, and $1,991,000 respectively.

The following table provides estimated amortization expense for each of the five succeeding fiscal years based upon the Company's intangible asset portfolio at September 30, 2007.

| Fiscal Year | Estimated Amortization Expense (000's omitted) |
|---|---|
| 2008 | $ 3,852 |
| 2009 | 3,788 |
| 2010 | 3,693 |
| 2011 | 3,680 |
| 2012 | 3,373 |
| Thereafter | 17,238 |
| | $35,624 |

## Note G-Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of:

| (000's omitted) | Sept. 30, 2007 | Oct. 1, 2006 |
|---|---|---|
| Accrued salaries and wages and related expenses | $12,499 | $ 9,844 |
| Accrued warranty expense | 3,328 | 3,614 |
| Deferred lease incentives | 2,019 | 2,648 |
| Accrued corporate income taxes | 4,525 | 1,927 |
| Accrued earn out payments | 6,833 | 4,258 |
| Other accrued expenses | 7,039 | 6,380 |
| Total accrued expenses and other liabilities | $36,243 | $28,671 |

## Note H-Line of Credit

The Company maintains an unsecured working capital line of credit with its bank with borrowing capacity up to $12 million. This line of credit bears interest at the bank's base rate (Libor plus 2%). The full amount of the line was available to the Company at September 30, 2007. There are no covenants related to this line of credit.

## ZOLL Medical Corporation

### Notes to Consolidated Financial Statements—(Continued)

**Note I-Income Taxes**

The provision for income taxes consists of the following:

| (000's omitted) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal: | | | |
| Current | $6,279 | $1,419 | $ (180) |
| Deferred | (83) | 2,251 | (1,254) |
| | 6,196 | 3,670 | (1,434) |
| State: | | | |
| Current | 1,427 | 820 | 158 |
| Deferred | (59) | (193) | (256) |
| | 1,368 | 627 | (98) |
| Foreign: | | | |
| Current | 1,408 | 1,607 | 1,755 |
| Deferred | — | 95 | — |
| | 1,408 | 1,702 | 1,755 |
| Total: | | | |
| Current | 9,114 | 3,846 | 1,733 |
| Deferred | (142) | 2,153 | (1,510) |
| | $8,972 | $5,999 | $ 223 |

The following table allocates income before income taxes between domestic and foreign jurisdictions:

| (000's omitted) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Domestic | $21,569 | $12,847 | $(2,257) |
| Foreign | 4,065 | 4,292 | 4,443 |
| | $25,634 | $17,139 | $ 2,186 |

The income tax provision differed from the statutory federal income tax provision as follows:

| (000's omitted) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Income taxes at statutory rate | $8,972 | $5,999 | $ 765 |
| Tax credits, federal and state | (640) | (90) | (311) |
| Extraterritorial income exclusion | (124) | (407) | (387) |
| Production deduction | (216) | — | — |
| State income taxes, net of federal benefit | 697 | 445 | (141) |
| Foreign income taxes at different rates | (343) | (77) | (27) |
| Other | 626 | 129 | 324 |
| | $8,972 | $5,999 | $ 223 |

## ZOLL Medical Corporation

## Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

| (000's omitted) | Sept. 30, 2007 | Oct. 1, 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Acquired NOL—Revivant Corp. | $ 7,223 | $ 9,533 |
| Accounts receivable and inventory | 4,577 | 3,768 |
| Product warranty accruals | 3,740 | 2,834 |
| Research and development benefits | 584 | — |
| Acquired R&D credits | 893 | 893 |
| Capitalized start-up costs | 167 | 416 |
| Other assets | 1,966 | 2,618 |
| Total deferred tax assets | 19,150 | 20,062 |
| Deferred tax liabilities: | | |
| Accelerated tax depreciation | 943 | 746 |
| Intangible assets | 3,453 | 3,467 |
| Unrepatriated foreign earnings | 743 | 826 |
| Total deferred tax liabilities | 5,139 | 5,039 |
| Net deferred tax asset before valuation allowance | 14,011 | 15,023 |
| Valuation allowance | (4,698) | (8,137) |
| Net deferred tax asset | $ 9,313 | $ 6,886 |

As a result of the acquisition of Revivant, the Company, at the date of acquisition, obtained net operating loss carryovers of approximately $43.8 million, which will expire in its fiscal years ending 2012 through 2024. The utilization of these losses is subject to the Internal Revenue Code Section 382 limitations, and the Company has established a valuation allowance against goodwill to reduce the deferred tax asset to the amount that is more likely than not to be recognized. In 2007, the Company used $6.6 million of NOLs to reduce taxes payable. The Company also obtained approximately $900,000 of research tax credit carryovers against which a full valuation allowance has been established against goodwill. These credits will expire at the end of fiscal years 2012 through 2024. The Company also acquired technology, valued at $9.0 million on its books, which has no income tax basis, resulting in $3.0 million of net deferred tax liabilities.

The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are indefinitely invested outside the United States. At September 30, 2007, approximately $10.0 million of pretax undistributed earnings of non-U.S. subsidiaries were indefinitely invested outside the U.S. At the existing U.S. federal income tax rate, additional taxes of approximately $1,005,000 would have to be provided if such earnings were remitted currently.

### Note J-Commitments and Contingencies

As previously reported in earlier filings with the SEC, in the lawsuit against the Company's wholly owned subsidiary, ZOLL Data Systems, Inc. ("ZDS") captioned *Adept Computer Solutions, Inc. v. ZOLL Data Systems et al*, pending in the U.S. District Court for the District of Colorado, the plaintiff is seeking damages for breach of contract, copyright infringement, and violations of the Digital Millennium Copyright Act ("DMCA"). These claims arise out of the incorporation of the plaintiff's mapping software product into a ZDS product sold to ZDS customers. Following an unsuccessful mediation attempt and discovery, the parties each moved for partial summary judgment as to portions of the case. The presiding judge denied both parties' motions in May 2007, and the trial of the case is now ongoing. ZDS is defending itself vigorously in this litigation. Plaintiff recently made a settlement demand in the amount of $4.3 million, which the Company deems to be unreasonable in light of its assessment of its potential liability in the matter. Although ZDS made unauthorized copies of plaintiff's software program based on the expectation that it would reach an agreement with plaintiff on an appropriate royalty and other licensing terms, the Company believes that any liability ZDS may have to the plaintiff should be substantially less than the plaintiff's demand. However, the litigation process is inherently uncertain, and the Company can make no assurances as to the ultimate outcome of this matter.

The Company is, from time to time, involved in the normal course of its business in various other legal proceedings, including intellectual property, contract, employment and product liability suits. Although the Company is unable to quantify the exact financial impact of any of these matters, it believes that none of these other currently pending matters will have an outcome material to its financial condition or business.

The Company leases certain office and manufacturing space under operating leases. The Company's office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. In addition to the office leases, the Company leases automobiles for business use by a portion of the sales force.

The Company's executive headquarters and defibrillator manufacturing operations are located in Chelmsford, Massachusetts. The Chelmsford facility is covered by an eight year lease, beginning July 1, 2003 and expiring on June 29, 2011. The agreement does not contain a renewal period and provides that the Company pay a pro-rata amount of the landlord's real estate tax and operating expenses based upon square footage. The lease also provided the Company with an allowance of approximately $3.7 million for any construction costs associated with their relocation efforts to the leased facility. This reimbursement has been recorded as a deferred lease incentive within accrued expenses and other liabilities and is being amortized as a reduction to rent expense over the life of the lease. Any leasehold improvements made as part of the relocation have been capitalized as leasehold improvements within Property and Equipment and are being amortized over the 8 year life of the lease.

Listed below are the future minimum rental payments (excluding common area maintenance and real estate tax charges) required under operating leases with non-cancelable terms in excess of one year at September 30, 2007.

| (000's omitted) | |
|---|---|
| 2008 | $2,454 |
| 2009 | 2,220 |
| 2010 | 1,585 |
| 2011 | 1,093 |
| 2012 | 33 |
| Thereafter | — |
| | $7,385 |

Total rental expense under operating leases was approximately $3,463,000, $3,358,000 and $2,954,000 in 2007, 2006 and 2005, respectively.

The Company also has non-cancelable purchase commitments of approximately $647,000 in fiscal 2007. Purchases under these commitments totaled approximately $140,000, $965,000 and $933,000 in 2007, 2006, and 2005 respectively.

**Note K-Hedging Activities**

The Company operates globally, and its earnings and cash flows are exposed to market risk from changes in currency exchange rates. The Company addresses these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes.

The Company uses foreign currency forward contracts to manage its currency transaction exposures with intercompany receivables denominated in foreign currencies and forecasted foreign currency-denominated sales to its subsidiaries. The intercompany receivable related currency forward contracts are not designated as cash flow, fair value or net investment hedges under SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" and, therefore, are marked to market with changes in fair value recorded to earnings. These derivative instruments do not subject the Company's earnings or cash flows to material risk since gains and losses on those derivatives offset losses and gains on the assets and liabilities being hedged.

The Company had one foreign currency forward contract outstanding at September 30, 2007, serving to mitigate the foreign currency risk of a substantial portion of our Euro-denominated intercompany balances, in the notional amount of approximately 5 million Euros. The net settlement amount of this contract at September 30, 2007 is an unrealized gain of approximately $13,000, which is included in earnings.

Net realized gains/(losses) from foreign currency forward contracts totaled ($615,300), ($141,945), and $114,000 during 2007, 2006 and 2005, respectively, and are included in "investment and other income" in the consolidated statement of income.

The Company had 16 forward exchange contracts outstanding serving as a hedge of our forecasted sales to our subsidiaries at September 30, 2007, all maturing in less than twelve months, to exchange the Euro, British Pound, Australian Dollar and Canadian Dollar for U.S. Dollars totaling $15.1 million. The net settlement amount of these contracts at September 30, 2007 was an unrealized loss of approximately $330,000, which was recorded in "investment and other income" in the consolidated statement of income, as such derivatives did not qualify for hedge accounting.

Net realized losses from foreign currency forward contracts, serving as a hedge of our forecasted foreign currency denominated sales to subsidiaries, totaled $445,000 and $108,000 during 2007 and 2005, respectively, and are included in consolidated statement of income. The Company had no forward exchange contracts outstanding serving as a hedge of our forecasted sales to our subsidiaries during fiscal 2006.

### Note L-Stockholder's Equity

*Preferred Stock:* On June 8, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan. In connection with the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one Preferred Stock purchase right for each outstanding share of Common Stock to stockholders of record as of the close of business on June 9, 1998. Initially, these rights are not exercisable and trade with the shares of ZOLL's Common Stock. Under the Shareholder Rights Plan, the rights generally become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the Common Stock of ZOLL, if a person who owns 10% or more of the Common Stock of ZOLL is determined to be an "adverse person" by the Board of Directors, or if a person commences a tender offer that would result in that person owning 15% or more of the Common Stock of ZOLL. Under the Shareholder Rights Plan, a shareholder of ZOLL who beneficially owns 15% or more of the Company's Common Stock as of June 9, 1998 generally will be deemed an "acquiring person" if such shareholder acquires additional shares of the Company's Common Stock. In the event that a person becomes an "acquiring person" or is declared an "adverse person" by the Board, each holder of a right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of Preferred Stock which are equivalent to ZOLL Common Stock having a value of twice the then-current exercise price of the right. If ZOLL is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value twice the exercise price of the right. The Board of Directors is authorized to fix the designations, relative rights, preferences and limitations on the Preferred Stock at the time of issuance. To date, no shares of preferred stock have been issued.

*Stock Option Plans:* At September 30, 2007, the Company had two active stock-based compensation plans under which stock-based grants may be issued, and two other stock-based compensation plans under which grants are no longer being made. No further grants are being made under the Company's 1992 Stock Option Plan ("1992 Plan") and 1996 Non-Employee Directors' Stock Option Plan ("1996 Plan"), and option grants remain outstanding under both such plans. The Company's active plans are the Amended and Restated 2001 Stock Incentive Plan ("2001 Plan") and the 2006 Non-Employee Director Stock Option Plan ("2006 Plan").

At the 2006 Annual Meeting, the Company's Stockholders approved (i) an additional 630,000 shares available for issuance (for a total authorized of 2,520,000 shares) pursuant to nonqualified stock options to be granted from time to time under the 2001 Plan, plus 120,000 shares to be issued as restricted Common Stock from time to time under the 2001 Plan; and (ii) the adoption of the 2006 Plan, with 110,000 shares authorized for issuance, to replace the existing 1996 Plan, upon its expiration in April 2006.

Stock options outstanding under the 1992 Plan, the 1996 Plan, the 2001 Plan, and the 2006 Plan generally vest over a four-year period and have exercise prices equal to the fair market value of the Common Stock at the date of grant. All options have a 10-year term. All options issued under the 2001 Plan and 2006 Plan must have an exercise price no less than fair market value on the date of grant. Restricted Common Stock grants to be made under the 2001 Plan will generally vest over a four-year period.

The total number of shares authorized for the 2001 Plan and the 2006 Plan was 2,630,000, of which approximately 632,000 remain available for grant at September 30, 2007. Approximately 2,608,000 shares of Common Stock are reserved for future issuance under the Company's stock option plans as of September 30, 2007.

Changes in outstanding stock options for the year ended September 30, 2007, were as follows:

| | Number of Stock Options | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term in Years | Aggregate Intrinsic Value ($000's) |
|---|---|---|---|---|
| Outstanding at October 1, 2006 | 2,573,202 | $15.25 | | |
| Granted | 428,600 | 21.88 | | |
| Exercised | (989,197) | 14.60 | | |
| Forfeited | (37,043) | 13.99 | | |
| Outstanding at September 30, 2007 | 1,975,562 | $17.06 | 6.26 | $17,662 |
| Exercisable at September 30, 2007 | 1,208,686 | $16.84 | 4.66 | $10,975 |
| Vested and expected to vest at September 30, 2007 | 1,844,165 | $17.13 | 6.18 | $16,371 |

The following table summarizes information about stock options outstanding and exercisable at September 30, 2007.

| (000's omitted, except per share data) | | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $ 0.00-$ 6.84 | 47 | 1.06 | $ 4.90 | 47 | $ 4.90 |
| $ 6.85-$10.26 | 27 | 3.57 | $10.17 | 27 | $10.17 |
| $10.27-$13.68 | 466 | 7.81 | $11.86 | 128 | $12.16 |
| $13.69-$17.10 | 366 | 6.02 | $16.15 | 366 | $16.15 |
| $17.11-$20.52 | 837 | 5.90 | $19.20 | 521 | $18.58 |
| $20.53-$23.94 | 90 | 2.98 | $21.53 | 90 | $21.53 |
| $23.95-$27.36 | 109 | 7.78 | $24.98 | 30 | $25.63 |
| $27.37-$30.78 | 20 | 9.57 | $28.30 | — | $ — |
| $30.79-$34.20 | 14 | 9.32 | $34.20 | — | $ — |
| $ 0.00-$34.20 | 1,976 | 6.26 | $17.06 | 1,209 | $16.84 |

Total intrinsic value of options exercised in fiscal 2007, 2006, and 2005 was approximately $12,360,000, $769,000 and $846,000 respectively. It is the Company's policy to issue new shares upon the exercise of options.

The following table summarizes the activity for unvested restricted stock awards for the year ended September 30, 2007:

| | Shares | Weighted-Average Fair Value |
|---|---|---|
| Unvested at October 1, 2006 | 38,100 | $13.24 |
| Granted | 15,975 | 28.20 |
| Vested | (9,525) | 13.24 |
| Forfeited | (1,975) | 16.29 |
| Unvested at September 30, 2007 | 42,575 | $18.71 |

At September 30, 2007, there was approximately $6.0 million of unrecognized compensation cost related to non-vested awards, which we expect to recognize over a weighted-average period of 2.94 years.

### Note M-Employee Benefit Plans

*Defined contribution retirement plan*: ZOLL has a defined contribution retirement plan (the "Plan") which contains a 401(k) program for all employees with three months of service who have attained 21 years of age. Participants in the Plan may contribute up to 15% of their eligible compensation. The Company may make discretionary matching contributions to the Plan in an amount determined by its Board of Directors. The employer match is currently set at 40% of the employee contribution up to 7% of eligible compensation. In 2007, the Board of Directors approved an increase in the employer match from 33% to 40% of the employee contribution up to 7% of eligible compensation. The Company recorded expense related to Company contributions of approximately $1,038,000, $491,000 and $637,000, in 2007, 2006 and 2005, respectively, related to the Plan. In 2005, employees of ZOLL Circulation, Inc. became eligible to participate in the Plan. In 2006, employees of ZOLL Lifecor, Inc. became eligible to participate in the Plan.

*401(k) Salary Deferral Plan:* Beginning in 1998, ZOLL Data Systems, Inc. (ZDS) has maintained a retirement savings plan (the "ZOLL Data Systems Plan") pursuant to which eligible employees may defer compensation for income tax purposes under Section 401(k) of the Internal Revenue Code of 1986. Participants in the ZOLL Data Systems Plan may contribute up to 15% of their eligible compensation, which contributions are matched by ZDS at 50% of the employee contribution up to 6% of eligible compensation. The Company may make discretionary matching contributions to the ZOLL Data Systems Plan in an amount determined by its Board of Directors. ZDS recorded expense related to Company contributions to the ZOLL Data Systems Plan of approximately $118,000, $114,000 and $139,000 in 2007, 2006 and 2005, respectively. The ZOLL Data Systems Plan merged into the ZOLL Plan effective October 1, 2007.

### Note N-Segment and Geographic Information

*Segment Information:* The Company operates in a single business segment: the design, manufacture and marketing of an integrated line of proprietary non-invasive resuscitation devices, and systems used for emergency resuscitation of cardiac arrest victims. In order to make operating and strategic decisions, ZOLL's chief operating decision-maker (its Chief Executive Officer) evaluates revenue performance based on the worldwide revenues of four customer/product categories. However, due to shared infrastructures, profitability is evaluated based on an enterprise-wide measure. These customer/product categories consist of (1) the sale of resuscitation devices, data management software, and accessories to the North American hospital market, (2) the sale of the same items and data collection management software to North American pre-hospital market, (3) the sale of disposable/other products in North America, and (4) the sale of resuscitation devices and accessories and disposable electrodes and data management software to the international market.

Net sales by customer/product categories were as follows:

| (000's omitted) | 2007 | 2006 | 2005 |
|---|---|---|---|
| Hospital Market-North America | $ 85,275 | $ 78,093 | $ 72,608 |
| Pre-hospital Market-North America | 131,233 | 101,675 | 76,891 |
| Other-North America | 20,881 | 19,336 | 19,628 |
| International Market-excluding North America | 72,062 | 56,529 | 48,615 |
| | $309,451 | $255,633 | $217,742 |

The Company reports assets on a consolidated basis to the chief operating decision maker.

*Geographic information:* Net sales by major geographical area, determined on the basis of destination of the goods, are as follows:

| (000's omitted) | 2007 | 2006 | 2005 |
|---|---|---|---|
| United States | $222,018 | $187,616 | $161,495 |
| Foreign | 87,433 | 68,017 | 56,247 |
| | $309,451 | $255,633 | $217,742 |

Long-lived assets located outside the United States are not material.

In each of the years in the three year period ended September 30, 2007, no single customer represented over 10% of the Company's consolidated net sales.

### Note O-Legal Proceedings

As previously reported in earlier filings with the SEC, in the lawsuit against the Company's wholly owned subsidiary, ZOLL Data Systems, Inc. ("ZDS") captioned *Adept Computer Solutions, Inc. v. ZOLL Data Systems et al*, pending in the U.S. District Court for the District of Colorado, the plaintiff is seeking damages for breach of contract, copyright infringement, and violations of the Digital Millennium Copyright Act ("DMCA"). These claims arise out of the incorporation of the plaintiff's mapping software product into a ZDS product sold to ZDS customers. Following an unsuccessful mediation attempt and discovery, the parties each moved for partial summary judgment as to portions of the case. The presiding judge denied both parties' motions in May 2007, and the trial of the case is now ongoing. ZDS is defending itself vigorously in this litigation. Plaintiff recently made a settlement demand in the amount of $4.3 million, which the Company deems to be unreasonable in light of its assessment of its potential liability in the matter. Although ZDS made unauthorized copies of plaintiff's software program based on the expectation that it would reach an agreement with plaintiff on an appropriate royalty and other licensing terms, the Company believes that any liability ZDS may have to the plaintiff should be substantially less than the plaintiff's demand. However, the litigation process is inherently uncertain, and the Company can make no assurances as to the ultimate outcome of this matter.

The Company is, from time to time, involved in the normal course of its business in various other legal proceedings, including intellectual property, contract, employment and product liability suits. Although the Company is unable to quantify the exact financial impact of any of these matters, it believes that none of these other currently pending matters will have an outcome material to its financial condition or business.

### Note P-Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2007 and 2006 is as follows:

| | Quarter Ended | | | |
|---|---|---|---|---|
| (000's omitted, except per share data) | Sept. 30, 2007 | July 1, 2007 | April 1, 2007 | Dec. 31, 2006 |
| Net sales | $92,785 | $79,232 | $70,839 | $66,595 |
| Gross profit | 51,162 | 43,628 | 38,019 | 35,978 |
| Income from operations | 9,888 | 5,489 | 4,016 | 2,650 |
| Net income | 6,825 | 4,313 | 3,172 | 2,352 |
| Basic earnings per common share | $ 0.33 | $ 0.21 | $ 0.16 | $ 0.12 |
| Diluted earnings per common and equivalent share | $ 0.33 | $ 0.21 | $ 0.15 | $ 0.12 |

| | Quarter Ended | | | |
|---|---|---|---|---|
| (000's omitted, except per share data) | Oct. 1, 2006 | July 2, 2006 | April 2, 2006 | Jan. 1, 2006 |
| Net sales | $74,177 | $65,754 | $58,767 | $56,935 |
| Gross profit | 41,525 | 35,907 | 31,257 | 30,545 |
| Income from operations | 7,567 | 3,333 | 2,775 | 1,382 |
| Net income | 5,396 | 2,530 | 2,082 | 1,132 |
| Basic earnings per common share | $ 0.28 | $ 0.13 | $ 0.11 | $ 0.06 |
| Diluted earnings per common and equivalent share | $ 0.28 | $ 0.13 | $ 0.10 | $ 0.06 |

Certain prior period amounts have been reclassified to conform to the current period presentation with no impact on either net income or earnings per share.

As discussed in Note A, the Company's financial statements are prepared on a fiscal year basis ending on the last Sunday closest to September 30. The years ended September 30, 2007, October 1, 2006 and October 2, 2005 all included 52 weeks.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

## Item 9A. Controls and Procedures.

### Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective.

### Changes in Internal Control Over Financial Reporting

There were no significant changes in the Company's internal control over financial reporting that occurred during the quarter ended September 30, 2007 and through the date of this filing of Form 10-K that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of September 30, 2007.

The effectiveness of our internal control over financial reporting as of September 30, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report below.

/s/ RICHARD A. PACKER

**Richard A. Packer**
**Chief Executive Officer and President**

/s/ A. ERNEST WHITON

**A. Ernest Whiton**
**Vice President of Administration and Chief Financial Officer**

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders of ZOLL Medical Corporation:**

We have audited ZOLL Medical Corporation's internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ZOLL Medical Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ZOLL Medical Corporation maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of ZOLL Medical Corporation and our report dated December 12, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

December 12, 2007
Boston, Massachusetts

**Item 9B. Other Information.**

Not Applicable.

## Part III

### Item 10. Directors, Executive Officers and Corporate Governance.

The Company's Board of Directors currently consist of seven members, divided into three classes, with the directors of each class serving for a term of three years. The following are the members of the Board:

Class I Directors (terms expire at 2008 Annual Meeting)
- Daniel M. Mulvena
  - Principal, Commodore Associates, Inc. (consulting)
- Benson F. Smith
  - Chief Executive Officer, BFS & Associates LLC (strategic planning and ventures investing)
- John J. Wallace
  - Consultant

Class II Directors (terms expire at 2009 Annual Meeting)
- Thomas M. Claflin, II
  - Principal, Claflin Capital Management, Inc. (venture capital)
- Richard A. Packer
  - Chairman and Chief Executive Officer, ZOLL Medical Corporation

Class III Directors (terms expire at 2010 Annual Meeting)
- James W. Biondi, M.D.
  - Chairman of the Board, Cardiopulmonary Corporation and Ivy Biomedical Systems, Inc.
- Robert J. Halliday
  - Executive Vice President and Chief Financial Officer, Varian Semiconductor Equipment Associates, Inc.

Information required with respect to compliance with Section 16(a) of the Exchange Act appears under the caption Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement, which is incorporated herein by reference.

The information relating to our Audit Committee and our Audit Committee financial expert under the headings "The Board of Directors and its Committees—Audit Committee" in the Company's Proxy Statement is incorporated herein by reference.

The information relating to any material changes to our procedures by which security holders may recommend nominees to our Board of Directors under the heading "The Board of Directors and its Committees—Nominating and Corporate Governance Committee" in the Company's Proxy Statement is incorporated herein by reference.

The information relating to our executive officers in response to this item is contained in part under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K and the remainder is incorporated herein by reference to our Proxy Statement.

*Code of Ethics*

The Company has adopted a Code of Ethics that applies to all its employees, including its principal executive officer, principal financial officer and controller. This Code of Ethics was ratified by the Board of Directors in December 2003. This policy became effective for all of ZOLL's employees in June 2004. This Code of Ethics is available on our website, *www.zoll.com*, under the heading Investor Relations, and is called "Code of Conduct".

**Item 11. Executive Compensation.**

The discussion under the headings "Executive Compensation," "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this Item is incorporated by reference from the Proxy Statement under the captions "Proposal 1—Election of Directors" and "Other Matters—Principal and Management Stockholders". See also "Equity Compensation Plan Information" under Part II, Item 5 of this Annual Report on Form 10-K.

**Item 13. Certain Relationships and Related Transactions and Director Independence.**

The information required by this Item is incorporated by reference from the Proxy Statement under the captions Certain Relationships and Related Party Transactions" and "The Board of Directors and its Committees—Director Independence."

**Item 14. Principal Accounting Fees and Services.**

The information required by this Item is incorporated by reference from the Proxy Statement under the caption "Independent Registered Public Accounting Firm".

## SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

| Classifications | Balance Beginning of Period | Additions Charged to Costs and Expenses | Deductions | Balance At End of Period |
|---|---|---|---|---|
| Year Ended September 30, 2007 | | | | |
| Allowance for doubtful accounts | $7,897,000 | $1,016,000 | $ 475,000 | $8,438,000 |
| Year Ended October 1, 2006 | | | | |
| Allowance for doubtful accounts | $5,555,000 | $2,409,000 | $ 67,000 | $7,897,000 |
| Year Ended October 2, 2005 | | | | |
| Allowance for doubtful accounts | $4,855,000 | $1,991,000 | $1,291,000 | $5,555,000 |

## Part IV

### Item 15. Exhibits and Financial Statement Schedules

(a)(1) The following Consolidated Financial Statements, Notes thereto and Report of Independent Registered Public Accounting Firm are set forth under Item 8:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Income Statements
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(a)(2) The following Consolidated Financial Statement Schedule is included herein:

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted since the information is not required, the amounts are not sufficient to require submission of the schedules or because the information is included in the consolidated financial statements.

(a)(3) The following is a complete list of Exhibits filed or incorporated by reference as part of this report:

| Exhibit No. | Exhibit |
|---|---|
| 3.1 | Restated Articles of Organization. (2) |
| 3.2 | Articles of Amendment to the Restated Articles of Organization. (16) |
| 3.3 | Amended and Restated By-laws. (2) |
| 3.4 | Certificate of Amendment to the Company's Amended and Restated By-laws. (17) |
| 4.1 | Shareholders Rights Agreement between the Company and State Street Bank and Trust Company, dated as of June 8, 1998. (5) |
| 10.1 | Amended and Restated 2001 Stock Incentive Plan, as amended through January 25, 2006 (9)* |
| 10.2 | 1992 Stock Option Plan. (2)* |
| 10.3 | 1983 Incentive Stock Option Plan, as amended and restated February 6, 1990. (2)* |
| 10.4 | Revolving Loan and Security Agreement dated March 9, 1992 between the Company and Brown Brothers Harriman & Co. (2) |
| 10.5 | 2006 Non-Employee Director Stock Option Plan (9)* |
| 10.6 | Form of Non-Qualified Stock Option Agreement under the 2006 Non-Employee Director Stock Option Plan (9)* |
| 10.7 | Form of Restricted Stock Award Agreement under Amended and Restated 2001 Stock Incentive Plan (9)* |
| 10.8 | Form of Non-Qualified Stock Option Agreement under Amended and Restated 2001 Stock Incentive Plan (9)* |
| 10.9 | Employment Agreement dated July 19, 1996 between the Company and Richard A. Packer regarding Mr. Packer's employment. (3)* |
| 10.10 | Non Employee Directors' Stock Option Plan. (6)* |
| 10.11 | Senior Executive Severance Agreement dated January 21, 2000 between the Company and Richard A. Packer. (7)* |

| | |
|---|---|
| 10.12 | Amended and Restated Executive Severance Agreement dated April 1, 2002 between the Company and A. Ernest Whiton. (10)* |
| 10.13 | Amended and Restated 2001 Stock Incentive Plan (14)* |
| 10.14 | Form of Incentive Option Agreement under the 2001 Stock Incentive Plan (14)* |
| 10.15 | Executive Severance Agreements by and between the Company and each of Ward Hamilton, Donald Boucher, E. J. Jones, Steve Flora and Edward Dunn. (10)* |
| 10.16 | Form of Non-Qualified Stock Option Agreement under the ZOLL Medical Corporation 1996 Non-Employee Directors Stock Option Plan (11)* |
| 10.17 | Amendment dated September 14, 2005 to Master Agreement and Asset Purchase Agreement dated March 29, 2004 among the Company, LC Acquisition Corporation, and LifeCor, Inc. (12) |
| 10.18 | License and Supply Agreement between ZOLL Medical Corporation and LifeCor, Inc., dated March 29, 2004. (15) |
| 10.19 | Form of Additional Advance Note to be issued to the Company by LifeCor, Inc. (12) |
| 10.20 | Master Agreement by and Among the Company, LC Acquisition Corporation and LifeCor, Inc. dated March 29, 2004. (12) |
| 10.21 | Asset Purchase Agreement by and Among the Company, LC Acquisition Corporation and LifeCor, Inc. dated March 29, 2004. (12) |
| 10.22 | Executive Severance Agreement between the Company and Alexander Moghadam dated August 10, 2005 (13)* |
| 10.23 | First Amendment to the 1992 Stock Option Plan. (6)* |
| 10.24 | Second Amendment to the 1992 Stock Option Plan. (6)* |
| 10.25 | Third Amendment to the 1992 Stock Option Plan. (1)* |
| 10.26 | Fourth Amendment to the 1992 Stock Option Plan. (1)* |
| 10.27 | Form of Non-Qualified Stock Option Agreement under the 2001 Stock Incentive Plan. (14)* |
| 14.0 | Code of Conduct (8) |
| 21.1 | Subsidiaries of the Company (4) |
| 23.1 | Consent of Ernst & Young LLP (4) |
| 24.0 | Power of Attorney (4) included in signature page |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (4) |
| 31.2 | Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (4) |
| 32.1 | Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4) |
| 32.2 | Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4) |

*Footnotes:*

(1) Incorporated by reference from the Company's Registration Statement on Form S-8, under the Securities Act of 1933 (Registration Statement No. 333-101839 filed with the SEC on December 13, 2002).

(2) Incorporated by reference from the Company's Registration Statement on Form S-1, as amended, under the Securities Act of 1933 (Registration Statement No. 333-47937 filed with the SEC on May 15, 1992).

(3) Incorporated by reference from the Company's Annual Report for 1996 on Form 10-K, as amended, filed with the Securities and Exchange Commission on December 27, 1996. (SEC File # 0-20225)

(4) Filed herewith.

(5) Incorporated by reference from the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 1998. (SEC File # 0-20225)
(6) Incorporated by reference from the Company's Registration Statement on Form S-8, under the Securities Act of 1933 (Registration Statement No. 333-68401 filed with the SEC on December 4, 1998).
(7) Incorporated by reference from the Company's Annual Report for 2000 on Form 10-K, as amended, filed with the Securities and Exchange Commission on December 29, 2000. (SEC File # 0-20225)
(8) Incorporated by reference from the Company's Annual Report for 2003 on Form 10-K, filed with the Securities and Exchange Commission on December 19, 2003.
(9) Incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 10, 2006.
(10) Incorporated by reference from the Company's Annual Report for 2004 on Form 10-K, filed with the Securities and Exchange Commission on December 17, 2004.
(11) Incorporated by reference from the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 15, 2004.
(12) Incorporated by reference from the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 20, 2005.
(13) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 2005, filed with the Securities and Exchange Commission on August 12, 2005.
(14) Incorporated by reference to the Company's Registration Statement on Form S-8, under the Securities Act of 1933 (Registration Statement No. 333-120310 filed with the SEC on November 9, 2004).
(15) Incorporated by reference from the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2006.
(16) Incorporated by reference from the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 13, 2007.
(17) Incorporated by reference from the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 25, 2007.
* Represents management contract or compensatory plan arrangements.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 13, 2007.

ZOLL Medical Corporation

By: /s/ RICHARD A. PACKER
**Richard A. Packer**
**Chairman and Chief Executive Officer**

## POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Richard A. Packer and A. Ernest Whiton such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

| SIGNATURE | TITLE | DATE |
| --- | --- | --- |
| /s/ RICHARD A. PACKER<br>**Richard A. Packer** | Chairman, Chief Executive Officer and President (Principal Executive Officer) | December 13, 2007 |
| /s/ A. ERNEST WHITON<br>**A. Ernest Whiton** | Chief Financial Officer (Principal Financial and Accounting Officer) | December 13, 2007 |
| /s/ THOMAS M. CLAFLIN, II<br>**Thomas M. Claflin, II** | Director | December 13, 2007 |
| /s/ JAMES W. BIONDI, M.D.<br>**James W. Biondi, M.D.** | Director | December 13, 2007 |
| /s/ DANIEL M. MULVENA<br>**Daniel M. Mulvena** | Director | December 13, 2007 |
| /s/ BENSON F. SMITH<br>**Benson F. Smith** | Director | December 13, 2007 |
| /s/ ROBERT J. HALLIDAY<br>**Robert J. Halliday** | Director | December 13, 2007 |
| /s/ JOHN J. WALLACE<br>**John J. Wallace** | Director | December 13, 2007 |

# ZOLL MEDICAL CORPORATION


SEC MAIL
RECEIVED
PROCESSING
DEC 26 2007
WASH. D.C.
161
SECTION

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, JANUARY 23, 2008

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Shareholders (the "Annual Meeting") of ZOLL Medical Corporation (the "Company") will be held on Wednesday, January 23, 2008 at 10:00 a.m., local time, at the Conference Center at Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109 for the following purposes:

1. To elect three Class I directors of the Company to serve until the 2011 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified and to elect one Class III director of the Company to serve until the 2010 Annual Meeting of Shareholders and until his successor is duly elected and qualified;

2. To ratify and approve the selection of Ernst & Young LLP as the Company's independent registered public accounting firm; and

3. To consider and act upon any other matters which may properly be brought before the Annual Meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned, or to which the Annual Meeting may be postponed.

The Board of Directors has fixed the close of business on December 7, 2007 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof. Shareholders of record of the Company's common stock, par value $0.01 per share, at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

You are requested to complete and sign the enclosed form of proxy, which is being solicited by the Board of Directors, and to mail it promptly in the enclosed postage-prepaid envelope. Any proxy may be revoked by delivery of a later dated proxy. Shareholders of record who attend the Annual Meeting may vote in person, even if they have previously delivered a signed proxy.

By Order of the Board of Directors

STEPHEN KORN
*Secretary*

Chelmsford, Massachusetts
December 21, 2007

**WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PREPAID ENVELOPE PROVIDED. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.**

# ZOLL MEDICAL CORPORATION

**269 Mill Road**
**Chelmsford, Massachusetts 01824**

## PROXY STATEMENT

**2008 ANNUAL MEETING OF SHAREHOLDERS**
**To Be Held on Wednesday, January 23, 2008**

December 21, 2007

### General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of ZOLL Medical Corporation (the "Company") for use at the 2008 Annual Meeting of Shareholders of the Company to be held on Wednesday, January 23, 2008 at 10:00 a.m., local time, and at any adjournments or postponements thereof, at the Conference Center at Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109 (the "Annual Meeting"). At the Annual Meeting, shareholders will be asked to vote upon (1) the election of three Class I directors of the Company and one Class III director of the Company, (2) the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm, and (3) any other matters properly brought before the Annual Meeting.

### Voting

This proxy statement and the accompanying Notice of Annual Meeting and proxy card are first being sent to shareholders on or about December 21, 2007. The Board of Directors has fixed the close of business on December 7, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting (the "Record Date"). Only shareholders of record of Company common stock, par value $0.01 per share (the "Common Stock"), at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 20,504,969 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Holders of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held by them.

The presence, in person or by proxy, of holders of at least a majority in interest of the total number of issued and outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes are each included in the number of shares present at the Annual Meeting for purposes of establishing a quorum. Directors are elected by a plurality of the votes cast at the Annual Meeting. Votes may be cast FOR or WITHHELD FROM each nominee. Votes cast FOR the nominees will count as "yes votes"; votes that are WITHHELD FROM the nominees will be excluded entirely from the vote and will have no effect. The ratification of the selection of the independent registered public accounting firm shall be approved by a majority of the shares voting on such proposal. Votes may be cast FOR or AGAINST the approval of the ratification of the selection of the independent registered public accounting firm. Abstentions and broker non-votes will have no effect on the outcome of the election of directors or the ratification of the selection of the independent registered public accounting firm.

**Shareholders of the Company are requested to complete, date, sign, and promptly return the accompanying proxy card in the enclosed postage-prepaid envelope. Shares represented by a properly executed proxy received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed on the proxy. If a properly executed proxy is submitted and no instructions are given, the proxy will be voted FOR the election of the nominees for the Class I directors of the**

**Company and the nominee for the Class III director of the Company named in this proxy statement and FOR the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. It is not anticipated that any matter other than that set forth in this proxy statement will be presented at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders. The Board of Directors unanimously recommends a vote FOR the nominees and FOR the approval of the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.**

A shareholder of record may revoke a proxy at any time before it has been exercised by (1) filing a written revocation with the Secretary of the Company at the address of the Company set forth above, (2) filing a duly executed proxy bearing a later date, or (3) appearing in person and voting by ballot at the Annual Meeting. Any shareholder of record as of the Record Date attending the Annual Meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the Annual Meeting will not constitute revocation of a previously given proxy.

The Company's 2007 Annual Report, including the Company's audited financial statements for the fiscal year ended September 30, 2007, is being mailed to shareholders concurrently with this proxy statement.

## PROPOSAL 1

## ELECTION OF DIRECTORS

Currently there are seven members of the Board of Directors. If Lewis H. Rosenblum is elected to the Board of Directors as a Class III director at the Annual Meeting, there will be eight members of the Board of Directors. The Board of Directors is divided into three classes, with the directors in each class serving for a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each succeeding annual meeting of shareholders. Daniel M. Mulvena, Benson F. Smith, and John J. Wallace are currently serving as Class I directors. Lewis H. Rosenblum is a nominee for election as a Class III director. Dr. James W. Biondi and Robert J. Halliday are currently serving as Class III directors and will continue to serve until the 2010 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified.

At the Annual Meeting, three Class I directors will be elected to serve until the 2011 Annual Meeting of Shareholders and until their respective successors are duly elected and qualified and one Class III director will be elected to serve until the 2010 Annual Meeting of Shareholders and until his successor is duly elected and qualified. Based on the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has nominated Messrs. Mulvena, Smith, and Wallace for election as Class I directors and Mr. Rosenblum for election as a Class III director (collectively the "Nominees"). The Board of Directors anticipates that each of the Nominees will serve as a director if elected. However, if the Nominees nominated by the Board of Directors are unable to accept election, the proxies will be voted for the election of such other person as the Board of Directors may recommend.

Proxies may not be voted for a greater number of persons than the number of Nominees. In order to be elected, each Nominee must receive the affirmative vote of a plurality of the issued and outstanding shares of the Common Stock represented in person or by proxy at the Annual Meeting and entitled to vote.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE FOUR DIRECTOR NOMINEES LISTED BELOW.**

### Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the Nominees for election as directors at the Annual Meeting and those continuing directors of the Company whose terms expire at the Annual Meetings of Shareholders in 2009 and 2010 based on information furnished to the Company by each director. The following information is as of December 3, 2007 unless otherwise specified.

| Name and Principal Occupation For Past Five Years | Age | Director Since | Amount and Nature of Beneficial Ownership of Common Stock(1)(2)(3) | Percent Of Class |
|---|---|---|---|---|
| **Class I Nominees for Election at the 2008 Annual Meeting** | | | | |
| Daniel M. Mulvena | 59 | 1998 | 7,000(4) | * |
| Mr. Mulvena is the owner of Commodore Associates, Inc., a consulting company. From 1992 to 1995, Mr. Mulvena was a Group Vice President of Boston Scientific Corporation, a medical device company. Mr. Mulvena is a director of Thoratec Corporation, a medical device company. Mr. Mulvena received a B.A. degree from Vanderbilt University. | | | | |
| Benson F. Smith | 60 | 2000 | 30,388(5) | * |
| Mr. Smith is the managing partner for the Sales Research Group, a research and consulting organization. Since January 1999, Mr. Smith has also been the Chief Executive Officer of BFS & Associates LLC, a company specializing in strategic planning and venture investing. From January 2000 until December 2005, Mr. Smith also served as a speaker and author at The Gallup Organization, a global research-based consultancy firm. Mr. Smith was formerly President, Chief Operating Officer and a member of the Board of Directors of C.R. Bard, Inc., a medical device company. Mr. Smith worked at C.R. Bard, Inc. in various capacities for 25 years until his retirement in 1998. Mr. Smith currently serves as a director of Rochester Medical Corporation, a medical device company, and Teleflex Incorporated, a specialty engineered product designer and manufacturer, as well as a board member for a variety of academic and health-related organizations. Mr. Smith received a B.A. degree from Grinnell College and was a post graduate Watson Fellow. | | | | |
| John J. Wallace | 54 | 2007 | 0(6) | * |
| Mr. Wallace has served as a consultant since June 2007. Prior to this, Mr. Wallace served as Chief Operating Officer of Nova Biomedical Corporation, a medical device company, from 1997 through June 2007. Prior to that, Mr. Wallace served as the Vice President, Operations and Chief Financial Officer of Nova Biomedical Corporation from 1991 through 1997. Mr. Wallace currently serves as a director of Vision-Sciences, Inc., a medical device company. Mr. Wallace received his undergraduate degree from Northeastern University and an M.B.A. degree from Babson College. | | | | |
| **Class II Continuing Directors—Term to Expire 2009** | | | | |
| Thomas M. Claflin, II | 66 | 1980 | 34,504(7) | * |
| Mr. Claflin is a principal of Claflin Capital Management, Inc., a venture capital firm, and general partner of its venture capital partnerships. Mr. Claflin is a director of Point Therapeutics, Inc., a biopharmaceutical company. Mr. Claflin received his undergraduate degree from Harvard College and an M.B.A. from the Harvard Graduate School of Business Administration. | | | | |

| Name and Principal Occupation For Past Five Years | Age | Director Since | Amount and Nature of Beneficial Ownership of Common Stock(1)(2)(3) | Percent Of Class |
|---|---|---|---|---|
| Richard A. Packer | 50 | 1996 | 280,600(8) | 1.35% |
| Mr. Packer joined the Company in 1992 and in November 1999 was appointed Chairman of the Board of Directors and Chief Executive Officer. Mr. Packer served as President, Chief Operating Officer and Director from 1996 to his appointment as CEO. From 1992 to 1996 he served as Chief Financial Officer and Vice President of Operations of the Company. From 1987 to 1992, Mr. Packer served as Vice President of various functions for Whistler Corporation, a consumer electronics company. Prior to this, Mr. Packer was a manager with the consulting firm of PRTM/KPMG, specializing in operations of high technology companies. Since April 2007, Mr. Packer has also served as a director of Bruker BioSciences Corporation, a bioscientific device company. Mr. Packer received B.S. and M. Eng. degrees from the Rensselaer Polytechnic Institute and an M.B.A. degree from the Harvard Graduate School of Business Administration. | | | | |
| **Class III Nominee for Election at the 2008 Annual Meeting** | | | | |
| Lewis H. Rosenblum | 64 | — | — | — |
| Mr. Rosenblum is the President, China Operations for Thermo Fisher Scientific, a scientific instrument and supply company, a position he has held since January 2006. Prior to that, from January 2003 until December 2005, Mr. Rosenblum served as the President, Clinical Diagnostic Division for Thermo Electron Corporation. From March 1997 until December 2002, Mr. Rosenblum served as the President of the Bioscience Technology Division of Thermoquest Corp., a division of Thermo Electron Corporation. Mr. Rosenblum received a B.S.E.E. degree from Drexel University and an M.B.A. degree from the University of Hartford. | | | | |
| **Class III Directors—Term to Expire 2010** | | | | |
| James W. Biondi, M.D. | 51 | 1999 | 29,000(9) | * |
| Dr. Biondi founded and has served as Chairman of the Board of Directors of Cardiopulmonary Corporation, a medical device company, since 1988 and Chief Executive Officer since 1992. Dr. Biondi also serves as Chairman of the Board of Directors of Ivy Biomedical Systems, Inc., a medical device company. Dr. Biondi received a B.S. degree from Rensselaer Polytechnic Institute and a M.D. degree from Albany Medical College. | | | | |
| Robert J. Halliday | 53 | 2003 | 25,000(10) | * |
| Mr. Halliday has served as Executive Vice President and Chief Financial Officer of Varian Semiconductor Equipment Associates, Inc., a manufacturer of semiconductor capital equipment, since October 2006; Executive Vice President, Treasurer and Chief Financial Officer from October 2004 to October 2006; Vice President, Treasurer and Chief Financial Officer from November 2002 to October 2004; and Vice President and Chief Financial Officer from March 2001 to November 2002. Prior to joining Varian Semiconductor, Mr. Halliday was Vice President and Chief Financial Officer of Unica Corporation, a software company. Previously, Mr. Halliday was at Ionics, Incorporated, a global separations technology company. At Ionics, he was Chief Operating Officer in 2000; Vice President of the Consumer Water Group from 1996 to 2000; and Chief Financial Officer from 1990 to 2000. Mr. Halliday received an M.B.A. degree from The Wharton School of Finance and a B.S. degree from the University of Pennsylvania's Wharton School. | | | | |
| All directors, nominees and executive officers as a group (16 persons) | | | 807,758(11) | 3.81% |

* Less than 1%.

(1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to the information contained in the other footnotes to this table.

(2) The share numbers in this table reflect the Company's two-for-one stock split, which became effective on February 20, 2007.

(3) Our calculation of the percentage of shares beneficially owned by the shareholders in this table is based upon the number of shares of our Common Stock outstanding as of December 3, 2007 (20,487,469), plus for each listed beneficial owner, any shares of Common Stock that the listed beneficial owner has the right to acquire within 60 days of December 3, 2007.

(4) Represents 7,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days after December 3, 2007. Does not include 7,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of December 3, 2007.

(5) Includes 27,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days after December 3, 2007. Does not include 7,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of December 3, 2007. In May 2007, Mr. Smith pledged 1,694 shares as security for a real estate loan.

(6) Does not include 22,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of December 3, 2007.

(7) Includes 7,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days after December 3, 2007. Does not include 7,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of December 3, 2007.

(8) Includes 254,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are issuable exercisable within 60 days after December 3, 2007. Does not include 175,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of December 3, 2007.

(9) Includes 27,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days after December 3, 2007. Includes 2,000 shares owned indirectly for the benefit of minor children. Does not include 7,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of December 3, 2007.

(10) Represents 25,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days after December 3, 2007. Does not include 7,000 shares of Common Stock issuance upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of December 3, 2007.

(11) Includes 723,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are exercisable within 60 days after December 3, 2007. Does not include 442,200 shares of Common Stock issuable upon exercise of options to purchase Common Stock, which are not exercisable within 60 days of December 3, 2007.

## THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors of the Company held five meetings and took action by unanimous written consent on one occasion during the fiscal year ended September 30; 2007. Each of the directors attended more than 75% of the aggregate of the total number of meetings of the Board of Directors and of the committees of which he was a member which were held during the period he was a director or committee member. Our Annual Meeting of Shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. The Company does not have a formal policy requiring members of the Board of Directors to attend our annual meetings, although all directors typically attend the annual meeting. Each of the directors attended the 2007 Annual Meeting of Shareholders.

The Company has standing Audit, Compensation, and Nominating and Corporate Governance Committees.

### Audit Committee

During the 2007 fiscal year, the members of the Audit Committee were Messrs. Smith (as Chairman) and Halliday and Dr. Biondi. In November 2007, Mr. Wallace joined the Audit Committee. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the National Association of Security Dealers and the Securities and Exchange Commission. The Board of Directors has also determined that Mr. Halliday qualifies as the "audit committee financial expert" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee has a written charter adopted by the Board of Directors, which charter is available on the Company's website at *www.zoll.com* and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. The Board of Directors and the Audit Committee have adopted an Audit Committee Complaint Procedure, which is available on the Company's website at *www.zoll.com* and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. The Audit Committee is responsible for selecting the Company's independent registered public accounting firm, and assisting the Board of Directors in general oversight and monitoring of management's and the independent auditor's participation in the Company's financial reporting process. The primary objective in fulfilling these responsibilities is to promote and preserve the integrity of the Company's financial statements and the independence of the Company's external independent auditor. During the fiscal year ended September 30, 2007, the Audit Committee held five meetings. The Audit Committee's report on the Company's audited financial statements for the fiscal year ended September 30, 2007 appears elsewhere in this proxy statement.

### Compensation Committee

During the 2007 fiscal year, the members of the Compensation Committee were Mr. Mulvena (as Chairman) and Dr. Biondi. The Board of Directors has determined that each member of the Compensation Committee is "independent" under the rules of the National Association of Security Dealers and the Securities and Exchange Commission. The Company has adopted a Compensation Committee Charter, which was most recently amended by the Board of Directors on November 14, 2007. A copy of the Compensation Committee Charter, as amended, is available on the Company's website at *www.zoll.com* and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. The Compensation Committee (1) annually reviews and makes recommendations to the Board of Directors with respect to the compensation of all directors, officers and members of senior management of the Company; (2) reviews and approves the corporate goals and objectives that may be relevant to the compensation of the Chief Executive Officer and evaluates the Chief Executive Officer's performance in light of the goals and objectives that were set for the Chief Executive Officer and determines the Chief Executive Officer's compensation based on such evaluation; (3) administers the Company's Amended and Restated 2001 Stock Incentive Plan, 1992 Stock Option Plan, the Non-Employee Director Stock Option Plan, and the 2006 Non-Employee Director Stock Option Plan; and (4) prepares the Compensation Committee's report on executive compensation for inclusion in our proxy statements in accordance with Securities and Exchange Commission rules and regulations. From time to time the Compensation Committee will work with our Chief Executive Officer in fulfilling its responsibilities. During the fiscal year ended September 30, 2007, the Compensation Committee held two meetings and took action by unanimous written consent on one occasion. The Compensation Committee's report on executive compensation appears elsewhere in this proxy statement.

**Nominating and Corporate Governance Committee**

During the 2007 fiscal year, the members of the Nominating and Corporate Governance Committee were Messrs. Claflin (as Chairman) and Mulvena. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is "independent" under the rules of the National Association of Security Dealers and the Securities and Exchange Commission. The Company has adopted a Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee Charter is available on the Company's website at *www.zoll.com* and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. The Nominating and Corporate Governance Committee is responsible for developing and recommending to the Board of Directors a set of corporate governance guidelines and periodically reviewing such guidelines and recommending any changes to them. The Company has adopted Corporate Governance Guidelines, which are available on the Company's website at *www.zoll.com* and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. In addition, the Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Nominating and Corporate Governance Committee will consider a nominee for election to the Board of Directors recommended by a shareholder of record if the shareholder submits the nomination following the timing and information requirements of the Company's Amended and Restated By-Laws. Such proposal should specify whether the named person(s) should be considered by the Nominating and Corporate Governance Committee for inclusion as a Board of Directors nominee or whether the named person(s) are to be considered shareholder nominees under the Company's Amended and Restated By-Laws. Please see the section of this proxy statement entitled "Other Matters—Shareholder Proposals" for a summary of these requirements. At a minimum, each nominee, whether proposed by a shareholder or any other party, is expected to have the highest personal and professional integrity, shall demonstrate sound judgment, shall have an experience base useful to the Company and complementary to the other directors, and shall be expected to effectively interact with other members of the Board to serve the long-term interests of the Company and its shareholders. The Nominating and Corporate Governance Committee recommended that Messrs. Mulvena, Smith, and Wallace each be nominated for election to serve as Class I directors to serve until the 2011 Annual Meeting of Shareholders and that Mr. Rosenblum be nominated to serve as a Class III director to serve until the 2010 Annual Meeting of Shareholders. Mr. Rosenblum was recommended to the Nominating and Corporate Governance Committee based on his standing in the Company's market area and international business experience as well as being well known by some of the directors and management of the Company. Following Mr. Rosenblum's recommendation, the Nominating and Corporate Governance Committee engaged Travis Research Associates, Inc., an executive search firm, to facilitate its evaluation of Mr. Rosenblum. During the fiscal year ended September 30, 2007, the Nominating and Corporate Governance Committee held one meeting and took action by unanimous written consent on one occasion.

Please note that the information contained in our website is not incorporated by reference in, or considered to be a part of, this proxy statement.

**Director Independence**

The Board of Directors has determined that each of Dr. Biondi and Messrs. Claflin, Halliday, Mulvena, Smith, and Wallace is an "independent director" in accordance with corporate governance rules of the National Association of Securities Dealers as a result of having no relationship with the Company other than (1) serving as a director and a Board of Directors committee member, (2) receiving related fees as disclosed in this proxy statement, and (3) having beneficial ownership of the Company's Common Stock as disclosed in the section of this proxy statement entitled "Proposal 1—Election of a Class of Directors—Information Regarding Nominees and Directors." Therefore, the Company currently has a majority of "independent directors." If elected to the Board of Directors, it is anticipated that Mr. Rosenblum shall be an "independent director" in accordance with the corporate governance rules of the National Association of Securities Dealers.

**Meetings of Independent Directors**

Independent directors of the Company regularly meet in executive sessions outside the presence of management. Currently, the independent directors of the Company are Dr. Biondi and Messrs. Claflin, Halliday, Mulvena, Smith, and Wallace. The presiding director for these meetings is currently Mr. Claflin, who is the lead independent director. Any interested parties who wish to make their concerns known to the independent directors may avail themselves of the same procedures utilized with respect to the Company's Audit Committee Complaint Procedures. The Audit Committee Complaint Procedures are available on the Company's website at *www.zoll.com.*

**Communication with the Board of Directors**

If you wish to communicate with any of our Directors or the Board of Directors as a group, you may do so by either (1) following the same procedures with respect to the Company's Audit Committee Complaint Procedures (available on the Company's website at *www.zoll.com*), or (2) by writing to the Board of Directors, or such individual director(s) c/o the Secretary, ZOLL Medical Corporation, 269 Mill Road, Chelmsford, Massachusetts 01824-4105.

We recommend that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Secretary will be forwarded promptly to the appropriate addressee(s).

**Employee Code of Conduct**

The Company has adopted an Employee Code of Conduct, which is available on the Company's website at *www.zoll.com* and will be sent in paper form to any shareholder who submits a request to the Company's Secretary at the address listed on page 1. The Employee Code of Conduct applies to all employees of the Company and the Board of Directors of the Company, and is meant to provide a general framework for the Company's expectations with respect to the conduct of its employees and directors.

## COMPENSATION DISCUSSION AND ANALYSIS

We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs.

We place significant emphasis on pay for performance-based incentive compensation, which is designed to reward our executives based on the achievement of predetermined corporate and individual goals. This Compensation Discussion and Analysis explains our compensation objectives, policies and practices with respect to our Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers as determined in accordance with applicable Securities and Exchange Commission rules, which are collectively referred to as the named executive officers.

### Objectives of Our Executive Compensation Programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

- attract and retain talented and experienced executives in the highly competitive and dynamic medical device industry;
- motivate and reward executives whose knowledge, skills and performance are critical to our success;
- align the interests of our executives and stockholders by motivating executives to increase stockholder value and rewarding executives when stockholder value increases;
- provide a competitive compensation package, which is weighted heavily towards pay for performance and in which a significant portion of total compensation is determined by the achievement of corporate and individual goals and the creation of stockholder value;
- ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and
- foster a shared commitment among executives by coordinating their corporate and individual goals.

### Our Executive Compensation Programs

Our executive compensation primarily consists of base salary, annual cash incentive bonuses, long-term equity incentive compensation and broad-based benefits programs. Overall, we design our executive compensation programs to achieve the objectives described above. In particular, consistent with the significant emphasis we place on performance-based incentive compensation, long-term equity incentive compensation in the form of stock options constitutes a significant portion of our total executive compensation, and also serves as a method for retaining key employees. We also structure our annual cash incentive bonuses to be tied to the achievement of predetermined corporate financial performance goals and individual management objectives.

Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation to be paid to each of our executives in fiscal 2007 based on a number of factors, including:

- our understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities;
- our executives' performance in past years in general and as measured against predetermined corporate financial performance goals and individual management objectives; and
- the individual experience, skills, roles and responsibilities of our executives.

Each of the primary elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation and a discussion of the amounts of compensation paid to our named executive officers in fiscal 2007 under each of these elements. In the descriptions below, we highlight particular compensation objectives that we have designed specific elements of our executive compensation program to address; however, it should be noted that we have designed our compensation programs to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each element of our executive compensation program to a greater or lesser extent serves each of our objectives.

*Base Salary*

We pay our executives a base salary, which we review and determine annually. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. Although base salaries are established in part based on the individual executive's experience, skills and expected contributions during the coming year as well as his or her performance during the prior years, we do not view base salaries as primarily serving our objective of paying for performance.

For fiscal 2007, we increased the annual base salaries of our named executive officers as follows: Mr. Packer's base salary increased from $350,000 to $375,000, Mr. Whiton's base salary increased from $220,000 to $250,000, Mr. Moghadam's base salary increased from $186,000 to $200,000, Mr. Flora's base salary increased from $210,000 to $240,000 and Mr. Hamilton's base salary increased from $190,000 to $200,000. We increased Mr. Packer's base salary in recognition of his leadership and management efforts, which were critical to the success we realized in fiscal 2006, including, in particular, the successful introduction of next-generation products, the increase in our Auto-Pulse revenues, and the improvement of our international business. The base salaries of our other executives were increased to reflect their respective roles and responsibilities and our Compensation Committee's understanding of competitive base salary levels.

*Annual Cash Incentive Bonuses*

Consistent with our emphasis on performance-based incentive compensation programs, our executives are eligible to receive annual cash incentive bonuses primarily based upon their performance as measured against predetermined goals and objectives established by us. Specific criteria for these bonuses are determined based on a combination of qualitative and quantitative measures, the details of which are established each year. These goals vary for each executive based on his or her responsibilities and role within the Company and include corporate financial performance measures, which may include achieving targeted corporate earnings per share growth, revenue growth, return on sales and cash flow. Each executive will also have a number of goals tied to his or her completion of specific management objectives. Both the corporate financial performance goals and the individual management objectives are intended to require performance that should result in our meeting or exceeding our corporate financial plan. In fiscal 2007, generally 70% to 85% of the bonus potential for the named executive officers was based on the achievement of corporate financial performance goals and the balance of the bonus potential was based on the achievement of management objectives specifically set for each officer. Moreover, an additional bonus of up to 50% of the cash bonus payable on account of achieving certain of the corporate financial performance goals would be awarded for fiscal 2007 if our corporate net income for the year exceeded our plan by a predetermined percentage.

For fiscal 2007, we established the targeted annual cash incentive bonus for Mr. Packer to equal approximately 88% of his base salary and for each of the other named executive officers the targeted bonus ranged from approximately 45% to 70% of their respective base salaries. For Mr. Packer, we set corporate financial performance goals tied to our quarterly and annual earnings per share, revenue growth, return on sales and cash flow. For the other named executive officers, the corporate financial performance goals were based on achieving a predetermined level of earnings per share and, in the case of Messrs. Moghadam and Flora, the revenue growth and contribution of their respective sales regions. We set these corporate financial performance goals for the target amount of annual cash incentive bonuses at levels that we believe will be achieved by our executives a majority of the time. Our maximum and threshold levels for these corporate financial performance goals are determined in relation to our target levels. The goals are intended to provide for correspondingly greater or lesser incentive payments, and are accordingly harder or easier to achieve. We set the corporate financial performance goals for the maximum pay-out at levels that we believe will be achieved only as a result of exceptional performance. Our individual management objectives are tailored to the specific roles and responsibilities of each executive and are set at levels that we believe are achievable with strong performance by our executives.

For fiscal 2007, Mr. Packer earned $230,000 as the maximum target bonus for achieving all of his corporate financial performance goals, an additional $115,000 for exceeding the corporate net income plan by more than a predetermined percentage and $80,000 for satisfying specified management objectives related to improvements in our AutoPulse, Lifecor and international businesses, product integration, product and service quality and new resuscitation products. Mr. Whiton earned $90,000 as the maximum target bonus for achieving his corporate financial performance goal, an additional $54,000 for exceeding the corporate net income plan by more than a predetermined percentage and $33,000 for satisfying specified management objectives. Mr. Moghadam earned $98,000 as the maximum target bonus for achieving his corporate financial performance goals, an additional $66,300 for exceeding the corporate net income plan and the contribution level of his sales region by predetermined percentages and $7,000 for satisfying specified management objectives. Mr. Flora earned $100,000 for achieving certain of his corporate financial performance goals, an additional $33,000 for exceeding the corporate net income plan by more than a predetermined percentage and $12,500 for satisfying specified management objectives. Mr. Hamilton earned $62,500 as the maximum target bonus for achieving his corporate financial performance goal, an additional $37,500 for exceeding the corporate net income plan by more than a predetermined percentage and $15,000 for satisfying specified management objectives.

*Long-Term Equity Incentive Compensation*

We grant long-term equity incentive awards in the form of stock options to executives as part of our total compensation package. Consistent with our emphasis on performance-based incentive compensation, these awards represent a significant portion of total executive compensation. We use long-term equity incentive awards in order to align the interests of our executives and our stockholders by providing our executives with strong incentives to increase stockholder value and a significant reward for doing so.

Stock option awards provide our executive officers with the right to purchase shares of our Common Stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our company. Stock options have generally vested over four years based on continued employment with us. We have made grants to our named executive officers generally on an annual basis. All options are granted at an exercise price equal to the closing price of our Common Stock on the date of grant. Although the Company's policy had been to grant all of our stock options to executives as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, subject to the volume limitations contained in the Internal Revenue Code, we currently grant all of our stock options as non-qualified stock options. Generally, for stock options that do not qualify as incentive stock options, we are entitled to a tax deduction in the year in which the stock options are exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option was exercised. The holders of the stock options are generally taxed on this same amount in the year of exercise. For stock options that qualify as incentive stock options, we do not receive a tax deduction and the holder of the stock option may receive more favorable tax treatment than he or she would for a non-qualified stock option.

For fiscal 2007, we considered a number of factors in determining the stock options to be granted to our executives, including:

- the present and expected future value of the stock option grants;
- our understanding of the amount of equity compensation generally granted by similarly situated companies to their executives with similar roles and responsibilities; and
- the amount and percentage of our total equity granted to our executives.

We believe that the level of stock options granted to the executives in fiscal 2007 will, during their term, constitute a significant incentive for the executives to improve our overall financial performance and thereby increase the value of our stock.

For fiscal 2007, we granted stock options to each of our named executive officers in the following amounts: Mr. Packer was granted an option to purchase 100,000 shares of our Common Stock, Mr. Whiton was granted an option to purchase 30,000 shares of our Common Stock, Mr. Moghadam was granted an option to purchase 20,000 shares of our Common Stock, Mr. Flora was granted an option to purchase 20,000 shares of our Common Stock, and Mr. Hamilton was granted an option to purchase 20,000 shares of our Common Stock.

*Broad-Based Benefits Programs*

All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including health coverage, disability insurance, life insurance and our 401(k) plan.

*Severance Benefits*

We have agreed to provide severance benefits to our named executive officers in the event of, among other things, a change of control. These benefits are designed to promote stability and continuity of our executive management team. We believe that the interests of stockholders will be best served if the interests of our executive management team are aligned with them. We further believe that providing these benefits should eliminate, or at least reduce, the reluctance of our executive management team to pursue potential change of control transactions that may be in the best interests of stockholders.

Further analysis of payments triggered by a change of control is provided beginning on page 19 of this proxy statement.

**Our Executive Compensation Process**

The Compensation Committee of our Board of Directors is primarily responsible for determining the compensation for our executives. In determining executive compensation, our Compensation Committee annually reviews the performance of our Chief Executive Officer, together with each of the other executives. The Chief Executive Officer provides the Compensation Committee with his assessment of the performance of each of these executives and makes recommendations with respect to each executive's (other than his own) appropriate base salary, annual cash incentive bonus goals and potential payments and level of the annual stock option award. Based on this information and analysis, the Compensation Committee then makes the final determination regarding each executive's compensation.

**Section 162(m) Limitation**

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a corporation of compensation in excess of $1,000,000 paid to the Chief Executive Officer and any other of its four most highly compensated executive officers. However, compensation which qualifies as "performance based" is excluded from the $1,000,000 limit. The Compensation Committee believes that our stock option grants to date meet the "performance based" criteria and are, therefore, exempt from the limitations on deductibility. The Compensation Committee presently expects that total cash compensation payable for any year to any executive will not exceed the $1,000,000 limit of Section 162(m).

## COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis report beginning on page 9 of this proxy statement with management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The foregoing report has been furnished by the members of the Compensation Committee:

DANIEL M. MULVENA, *Chairman* and
JAMES W. BIONDI, M.D.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All executive officer compensation decisions are made by the Compensation Committee. The current members of the Compensation Committee are Mr. Mulvena and Dr. Biondi, neither of whom is an officer or employee of the Company. The Company is not aware of any compensation committee interlocks or relationships involving members of the Compensation Committee requiring disclosure in this proxy statement.

## EXECUTIVE COMPENSATION

**Summary Compensation Table**

The following table shows, for the fiscal year ended September 30, 2007, the compensation of the person who served as Chief Executive Officer of the Company, Chief Financial Officer of the Company, and each of the three most highly compensated executive officers of the Company, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 for the year ended September 30, 2007.

### SUMMARY COMPENSATION TABLE(1)

| Name and Principal Position | Year | Salary ($) | Bonus ($)(2) | Option Awards ($)(3) | Non-Equity Incentive Plan Compensation ($)(4) | All Other Compensation ($)(5) | Total ($) |
|---|---|---|---|---|---|---|---|
| Richard A. Packer<br>Chief Executive Officer and President | 2007 | $375,000 | $80,000 | $360,669 | $345,000 | $5,790 | $1,166,459 |
| A. Ernest Whiton<br>Chief Financial Officer and Vice President, Administration | 2007 | $250,000 | $33,000 | $108,201 | $144,000 | $5,790 | $ 540,991 |
| Alexander N. Moghadam<br>Vice President—International Operations | 2007 | $200,000 | $ 7,000 | $142,305 | $164,300 | $5,544 | $ 519,149 |
| Steven K. Flora<br>Vice President—North American Sales | 2007 | $240,000 | $12,500 | $ 86,158 | $133,000 | $5,756 | $ 477,414 |
| Ward M. Hamilton<br>Vice President—Marketing | 2007 | $200,000 | $15,000 | $ 72,134 | $100,000 | $5,622 | $ 392,756 |

(1) We do not maintain any pension plans or non-qualified deferred compensation plans.

(2) Bonus payments include awards to Messrs. Packer, Whiton, Moghadam, Flora, and Hamilton discussed in the Compensation Discussion and Analysis, based on individual management objectives, as described earlier in this proxy statement. Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2007 bonus was paid in fiscal 2008.

(3) Amounts listed reflects the dollar amount recognized for financial statement reporting purposes in fiscal year 2007 in accordance with SFAS No. 123R on stock option awards and thus includes amounts from awards granted prior to fiscal year 2007. Information related to the financial reporting of stock options are presented in Footnote A to the Consolidated Financial Statements presented in our Annual Report on Form 10-K for the year ended September 30, 2007 (the "2007 Form 10-K").

(4) Non-equity incentive plan payments include awards to Messrs. Packer, Whiton, Moghadam, Flora, and Hamilton discussed in the Compensation Discussion and Analysis, based on financial performance goals, as described earlier in this proxy statement. Bonus payments were accrued in the year indicated and paid in the succeeding fiscal year. Thus, the 2007 non-equity incentive plan payments were paid in fiscal 2008.

(5) The table below shows the components of this column, which include the Company's match for each individual's 401(k) Plan contributions and imputed income related to life insurance benefits:

| Name | 401(k) Match(a) | Life Insurance | Total "All Other Compensation" |
|---|---|---|---|
| Richard A. Packer | $4,950 | $840 | $5,790 |
| A. Ernest Whiton | $4,950 | $840 | $5,790 |
| Alexander N. Moghadam | $4,872 | $672 | $5,544 |
| Steven K. Flora | $4,950 | $806 | $5,756 |
| Ward M. Hamilton | $4,950 | $672 | $5,622 |

(a) Amounts represent the Company's match for 401(k) Plan contributions made by the executive in calendar year 2006.

### Grants of Plan-Based Awards

The following table contains information concerning grants of plan based awards under the Company's equity incentive plans to the named executive officers during the year ended September 30, 2007.

**GRANTS OF PLAN-BASED AWARDS(1)**

| Name | Grant Date | All Other Option Awards: Number of Securities Underlying Options (#)(2)(3) | Exercise or Base Price of Option Awards ($/Sh)(3) | Grant Date Fair Value of Stock and Option Awards ($)(4) |
|---|---|---|---|---|
| Richard A. Packer | 11/14/2006 | 100,000(5) | $20.23 | $1,054,000 |
| A. Ernest Whiton | 11/14/2006 | 30,000(5) | $20.23 | $ 316,200 |
| Alexander N. Moghadam | 11/14/2006 | 20,000(5) | $20.23 | $ 210,800 |
| Steven K. Flora | 11/14/2006 | 20,000(5) | $20.23 | $ 210,800 |
| Ward M. Hamilton | 11/14/2006 | 20,000(5) | $20.23 | $ 210,800 |

(1) We do not maintain any non-equity incentive plans that are required to be disclosed under this table.

(2) Stock options granted under the Amended and Restated 2001 Stock Incentive Plan (the "2001 Plan"). Such options vest fully upon a Change of Control, as defined in the 2001 Plan.

(3) The number of securities underlying the option awards and the exercise price per share have been adjusted to reflect the Company's two-for-one stock split, which was effective February 20, 2007. These adjustments do not impact the fair value of the option award on the date of grant.

(4) The amounts included in this column represent the full grant date fair value of the awards computed in accordance with SFAS No. 123R. Information related to the financial reporting of stock options are presented in Footnote A to the Consolidated Financial Statements presented in our 2007 Form 10-K.

(5) The stock option vests in four equal annual installments commencing on November 14, 2007.

### Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the named executive officers concerning unexercised stock option awards as of September 30, 2007.

**OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END(1)**

| | Option Awards(2) | | | | |
|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
| Richard A. Packer . . . . . | 150,000 | 0 | — | $19.13 | 11/15/2009 |
| | 10,000 | 0 | — | $21.47 | 11/27/2010 |
| | 10,000 | 0 | — | $20.06 | 2/8/2011 |
| | 25,000 | 0 | — | $19.96 | 4/17/2012 |
| | 9,000 | 0 | — | $18.38 | 4/16/2013 |
| | 0 | 75,000(3) | — | $11.26 | 11/15/2015 |
| | 0 | 100,000(4) | — | $20.23 | 11/14/2016 |
| A. Ernest Whiton . . . . . | 5,000 | 0 | — | $21.47 | 11/27/2010 |
| | 5,000 | 0 | — | $20.06 | 2/8/2011 |
| | 5,000 | 0 | — | $11.48 | 4/27/2011 |
| | 5,000 | 0 | — | $16.27 | 7/25/2011 |
| | 5,000 | 0 | — | $18.08 | 11/8/2011 |
| | 5,000 | 0 | — | $17.84 | 2/12/2012 |
| | 5,000 | 0 | — | $19.96 | 4/17/2012 |
| | 5,000 | 0 | — | $15.07 | 7/17/2012 |
| | 7,000 | 0 | — | $17.56 | 11/16/2012 |
| | 7,000 | 0 | — | $17.23 | 2/13/2013 |
| | 7,000 | 0 | — | $18.38 | 4/16/2013 |
| | 7,000 | 0 | — | $17.27 | 7/16/2013 |
| | 4,500 | 0 | — | $15.80 | 4/16/2014 |
| | 4,500 | 0 | — | $15.79 | 7/21/2014 |
| | 4,500 | 0 | — | $16.52 | 11/9/2014 |
| | 4,500 | 0 | — | $16.64 | 2/8/2015 |
| | 7,500 | 22,500(3) | — | $11.26 | 11/15/2015 |
| | 0 | 30,000(4) | — | $20.23 | 11/14/2016 |
| Alexander N. Moghadam . . . . . . . . | 15,000 | 0 | — | $16.64 | 2/8/2015 |
| | 7,500 | 7,500(5) | — | $12.00 | 4/22/2015 |
| | 7,500 | 7,500(6) | — | $13.03 | 7/21/2015 |
| | 2,500 | 7,500(3) | — | $11.26 | 11/15/2015 |
| | 3,750 | 11,250(3) | — | $11.26 | 11/15/2015 |
| | 0 | 20,000(4) | — | $20.23 | 11/14/2016 |
| Steven K. Flora . . . . . . . | 5,000 | 0 | — | $21.47 | 11/27/2010 |
| | 5,000 | 0 | — | $20.06 | 2/8/2011 |
| | 5,000 | 0 | — | $16.88 | 11/8/2011 |
| | 5,000 | 0 | — | $17.84 | 2/12/2012 |
| | 5,000 | 0 | — | $19.96 | 4/17/2012 |
| | 4,500 | 0 | — | $17.56 | 11/6/2012 |
| | 4,500 | 0 | — | $17.23 | 2/13/2013 |
| | 4,500 | 0 | — | $18.38 | 4/16/2013 |

## OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END(1)

| | Option Awards(2) | | | | |
|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
| | 4,500 | 0 | — | $17.26 | 7/16/2013 |
| | 4,500 | 0 | — | $15.80 | 4/16/2014 |
| | 4.500 | 0 | — | $15.79 | 7/21/2014 |
| | 4,500 | 0 | — | $16.52 | 11/9/2014 |
| | 4,500 | 0 | — | $16.64 | 2/8/2015 |
| | 0 | 22,500(3) | — | $11.26 | 11/15/2015 |
| | 0 | 20,000(4) | — | $20.23 | 11/14/2016 |
| Ward M. Hamilton .... | 5,000 | 0 | — | $ 3.44 | 11/20/2007 |
| | 10,000 | 0 | — | $ 3.44 | 11/20/2007 |
| | 5,000 | 0 | — | $21.47 | 11/27/2010 |
| | 5,000 | 0 | — | $20.06 | 2/8/2011 |
| | 5,000 | 0 | — | $11.48 | 4/27/2011 |
| | 5,000 | 0 | — | $15.61 | 7/25/2011 |
| | 5,000 | 0 | — | $16.88 | 11/8/2011 |
| | 5,000 | 0 | — | $17.84 | 2/12/2012 |
| | 5,000 | 0 | — | $19.96 | 4/17/2012 |
| | 5,000 | 0 | — | $14.54 | 7/17/2012 |
| | 3,500 | 0 | — | $17.56 | 11/6/2012 |
| | 3,500 | 0 | — | $17.23 | 2/13/2013 |
| | 3,500 | 0 | — | $18.38 | 4/16/2013 |
| | 3,500 | 0 | — | $17.27 | 7/16/2013 |
| | 2,500 | 0 | — | $15.80 | 4/16/2014 |
| | 2,500 | 0 | — | $15.79 | 7/21/2014 |
| | 2,500 | 0 | — | $16.52 | 11/9/2014 |
| | 2,500 | 0 | — | $16.64 | 2/8/2015 |
| | 5,000 | 15,000(3) | — | $11.26 | 11/15/2015 |
| | 0 | 20,000(4) | — | $20.23 | 11/14/2016 |

(1) The number of securities underlying the options awards, and the exercise price per share have been adjusted to reflect the Company's two-for-one stock split, which was effective February 20, 2007.

(2) None of the named executive officers have been granted stock awards.

(3) The option vests in four equal annual installments commencing on November 15, 2006.

(4) The option vests in four equal annual installments commencing on November 14, 2007.

(5) The option vests in four equal annual installments commencing on April 22, 2006.

(6) The option vests in four equal annual installments commencing on July 21, 2006.

**Option Exercises and Stock Vested**

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options during the year ended September 30, 2007. None of the named executive officers listed in the table below have stock awards.

## OPTION EXERCISES AND STOCK VESTED

| | Option Awards | |
|---|---|---|
| Named Executive Officer | Number of Shares Acquired on Exercise (#)(1) | Value Realized on Exercise ($)(2) |
| Richard A. Packer | 4,000(3) | $ 110,160 |
| | 25,000(3) | $ 510,250 |
| | 10,000(3) | $ 201,900 |
| | 24,000(3) | $ 398,280 |
| | 1,000(3) | $ 16,465 |
| | 12,500(3) | $196,812.50 |
| | 12,500(3) | $196,687.50 |
| | 12,500(3) | $187,687.50 |
| | 10,000(3) | $ 152,600 |
| | 12,500(3) | $ 186,250 |
| | 9,000(3) | $ 128,745 |
| | 9,000(3) | $ 128,430 |
| | 9,000(3) | $ 125,775 |
| | 25,000(3) | $ 342,375 |
| | 25,000(3) | $ 336,500 |
| A. Ernest Whiton | 10,000(3) | $ 211,490 |
| | 10,000(3) | $ 271,640 |
| | 10,000 | $ 192,490 |
| | 8,500 | $187,671.50 |
| Alexander N. Moghadam | — | — |
| Steven K. Flora | 5,000(3) | $ 72,275 |
| | 5,000(3) | $ 51,625 |
| | 5,000(3) | $ 56,950 |
| | 7,500(3) | $110,062.50 |
| Ward M. Hamilton | — | — |

(1) Amounts shown represent the aggregate number of shares acquired upon option exercise.

(2) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(3) The number of shares acquired upon exercise, the exercise price per share, and the market price at the time of exercise have each been adjusted to reflect the Company's two-for-one stock split, which was effective February 20, 2007. These adjustments do not impact the aggregate amount of value realized upon exercise.

## Potential Payments Upon Termination or Change of Control

The named executive officers are entitled to certain compensation in the event of termination of their employment. This section is intended to discuss these post-employment payments, assuming separation from employment on September 28, 2007, the last business day of the fiscal year, on the terms currently in effect between the named executive officers and us.

*Employment Agreement with Richard A. Packer*

We have an employment agreement with Mr. Packer (the "Employment Agreement"). Under the Employment Agreement, if we terminate Mr. Packer's employment without Cause, as defined in the Employment Agreement, following a 30 day notice period:

- we will continue to pay Mr. Packer his base salary, in effect at the time of the termination, for a period of 12-months;
- we will provide Mr. Packer with reasonable and customary outplacement services for the shorter of (i) the 12-month period following termination, or (ii) until Mr. Packer accepts a new position; and
- any stock options held by Mr. Packer will continue to vest over the 12-month period following his termination, as if Mr. Packer were still employed by the Company.

Furthermore, the Employment Agreement provides that all of Mr. Packer's stock options will fully vest upon the occurrence of a Change of Control, as defined in the 1992 Stock Incentive Plan.

The Employment Agreement also contains a provision that generally prevents Mr. Packer from competing with us or attempting to hire our employees for three years following Mr. Packer's termination of employment for any reason.

*Severance Agreements*

In addition to the Employment Agreement with Mr. Packer, we have also entered into a Senior Executive Severance Agreement with Mr. Packer, dated January 21, 2000, an Amended and Restated Executive Severance Agreement with Mr. Whiton, dated April 1, 2002, and Executive Severance Agreements with each of Messrs. Flora, dated May 6, 2002, Hamilton, dated May 7, 2002, and Moghadam, dated August 10, 2005 (each a "Severance Agreement" and collectively, the "Severance Agreements"). The Severance Agreements provide for certain payments to be made to each of Messrs. Packer, Whiton, Flora, Hamilton, and Moghadam in connection with a termination of employment following a Change of Control, as defined in each Severance Agreement.

*Severance Agreement with Mr. Packer*

If, within 36 months of a Change of Control, Mr. Packer is terminated by the Company for any reason, or if Mr. Packer terminates his employment for any reason, Mr. Packer is entitled to:

- a lump sum payment equal to two and one-half times the sum of: (i) Mr. Packer's salary in effect immediately prior to such termination of employment or the Change of Control (whichever is greater), and (ii) Mr. Packer's most recently paid bonus;
- continued health and dental insurance coverage for 30 months following termination; and
- reasonable legal and arbitration fees and expenses incurred by Mr. Packer in enforcing his Severance Agreement.

If, following a Change of Control of the Company, Mr. Packer becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the Company will reimburse Mr. Packer for all excise taxes that are imposed pursuant to Section 4999 as well as any income and excise taxes that are payable by Mr. Packer as a result of any such reimbursements for Section 4999 excise taxes.

Mr. Packer's Severance Agreement will terminate upon the earlier of (i) the termination of Mr. Packer's employment prior to a Change of Control; (ii) a termination of Mr. Packer's employment that does not qualify him for the severance benefits set forth above following a Change of Control; or (iii) 36 months following a Change of Control.

*Severance Agreement with Mr. Whiton*

If, within 18 months after a Change of Control, Mr. Whiton's employment terminates in connection with a Terminating Event (defined in the Severance Agreement generally to mean (i) the Company's termination of Mr. Whiton's employment for any reason other than certain enumerated reasons, such as willful dishonesty, conviction of a crime, or failure to perform his duties to the Company, or (ii) Mr. Whiton's termination of his employment for any reason), Mr. Whiton is entitled to:

- a lump sum payment equal to two times the sum of (i) Mr. Whiton's salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (ii) the average amount of the bonuses paid to Mr. Whiton over the prior three years;
- continued health and dental insurance coverage for 18 months following termination; and
- reasonable legal and arbitration fees and expenses incurred by Mr. Whiton in enforcing his Severance Agreement.

If following a Change of Control of the Company, Mr. Whiton becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the Company can reduce (but not below zero) the severance payments to Mr. Whiton so that the payments will not trigger the excise tax, unless Mr. Whiton would receive greater benefit through the receipt of all severance payments and benefits described above following the payment of all the applicable excise taxes payable under such section.

Mr. Whiton's Severance Agreement will terminate upon the earliest of (i) termination of Mr. Whiton's employment prior to a Change of Control, (ii) a termination of Mr. Whiton's employment after a Change of Control that does not constitute a Terminating Event or (iii) 18 months following a Change of Control.

*Severance Agreements with each of Messrs. Flora, Hamilton, and Moghadam*

The Severance Agreements with each of Messrs. Flora, Hamilton, and Moghadam provide that if, within 18 months after a Change of Control, the applicable executive's employment terminates in connection with a Terminating Event (defined in each Severance Agreement generally to mean (i) the Company's termination of an executive's employment for any reason other than certain enumerated reasons, such as willful dishonesty, conviction of a crime or failure to perform the executive's duties to the Company, or (ii) the Executive's termination of his employment for Good Reason, as defined in each executive's respective Severance Agreement), the applicable executive is entitled to:

- a lump sum payment equal to one and one-half times the sum of (i) the executive's salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (ii) the average amount of the bonuses paid to the executive over the prior three years;
- continued health and dental insurance coverage for 18 months following termination; and
- reasonable legal and arbitration fees and expenses incurred by such executive in enforcing his Severance Agreement.

If, following a Change of Control of the Company, Messrs. Flora, Hamilton or Moghadam becomes subject to excise taxes pursuant to Section 4999 of the Internal Revenue Code, the Company can reduce (but not below zero) the severance payments to the applicable executive so that the payments will not trigger the excise tax, unless the executive would receive a greater benefit through the receipt of all severance payments and benefits described above, following the executive's payment of all applicable excise taxes payable pursuant to such section.

Messrs. Flora, Hamilton and Moghadam's Severance Agreements will each terminate upon the earliest of (i) termination of the executive's employment prior to a Change of Control, (ii) a termination of the executive's employment after a Change of Control that does not constitute a Terminating Event or (iii) 18 months following a Change of Control.

*Acceleration of Options upon a Change of Control*

Each of the Company's stock option and incentive plans provide that, upon a Change of Control, as defined in the applicable plan, each stock option will fully vest and the conditions and restrictions on any restricted stock award will be removed.

The following table outlines the post-employment payments and payments upon a Change of Control of the Company that would be made, assuming separation from the Company or a Change of Control of the Company, on September 28, 2007, the last business day of the fiscal year:

| | Prior to a Change of Control | Upon a Change of Control | Following a Change of Control | | | | |
|---|---|---|---|---|---|---|---|
| **Payments and Benefits** | **Involuntary Termination without Cause** | **Whether or not Terminated** | **Involuntary Termination by the Company for any reason** | **Involuntary Termination by the Company without cause** | **Termination by the Executive for any reason** | **Termination by the Executive for Good Reason** | **Death or Disability** |
| **Richard A. Packer** | | | | | | | |
| Severance | $375,000(1) | $ 0 | $ 1,875,000(2) | $ 2,250,000(1)(2) | $ 1,875,000(2) | $ 1,875,000(2) | $0 |
| Vesting of Stock Option Awards | $509,000(3) | $1,668,500(4) | $ 1,668,500(4) | $ 1,668,500(4) | $ 1,668,500(4) | $ 1,668,500(4) | $0 |
| Other Benefits | $ 20,000(5) | $ 0 | $ 40,501.50(6) | $ 60,501.50(7) | $ 40,501.50(6) | $ 40,501.50(6) | $0 |
| Tax Gross-Up | $ 0 | $ 0 | $ 804,574 | $ 1,002,074 | $ 804,574 | $ 804,574 | $0 |
| **Total** | $904,000 | $1,668,500 | $3,584,001.5(8) | $3,959,001.50(8) | $3,584,001.5(8) | $3,584,001.5(8) | $0 |
| **A. Ernest Whiton** | | | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $ 635,000(9) | $ 635,000(9) | $ 635,000(9) | $0 |
| Vesting of Stock Option Awards | $ 0 | $ 500,813(10) | $ 500,813(10) | $ 500,813(10) | $ 500,813(10) | $ 500,813(10) | $0 |
| Other Benefits | $ 0 | $ 0 | $ 0 | $ 24,300.90(11) | $ 24,300.90(11) | $ 24,300.90(11) | $0 |
| Tax Gross-Up | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $0 |
| **Total** | $ 0 | $ 500,813 | $ 500,813 | $ 525,113.90 | $ 525,113.90(12) | $ 525,113.90(12) | $0 |
| **Alexander N. Moghadam** | | | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $ 444,806.25(13) | $ 0 | $ 444,806.25(13) | $0 |
| Vesting of Stock Option Awards | $ 0 | $ 589,981(14) | $ 589,981(14) | $ 589,981(14) | $ 589,981(14) | $ 589,981(14) | $0 |
| Other Benefits | $ 0 | $ 0 | $ 0 | $ 24,300.90(11) | $ 0 | $ 24,300.90(11) | $0 |
| Tax Gross-Up | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $0 |
| **Total** | $ 0 | $ 589,981 | $ 589,981 | $ 614,281.90 | $ 633,031 | 614,281.90 | $0 |
| **Steven K. Flora** | | | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $ 474,249.99(13) | $ 0 | $ 474,249.99(13) | $0 |
| Vesting of Stock Option Awards | $ 0 | $ 443,863(15) | $ 443,863(15) | $ 443,863(15) | $ 443,863(15) | $ 443,863(15) | $0 |
| Other Benefits | $ 0 | $ 0 | $ 0 | $ 24,300.90(11) | $ 0 | $ 24,300.90(11) | $0 |
| Tax Gross-Up | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $0 |
| **Total** | $ 0 | $ 443,863 | $ 443,863 | $ 468,163.90 | $ 443,863 | $ 468,163.90 | $0 |
| **Ward M. Hamilton** | | | | | | | |
| Severance | $ 0 | $ 0 | $ 0 | $ 362,499.99(13) | $ 0 | $ 362,499.99(13) | $0 |
| Vesting of Stock Option Awards | $ 0 | $ 333,875(16) | $ 333,875(16) | $ 333,875(16) | $ 333,875(16) | $ 333,875(16) | $0 |
| Other Benefits | $ 0 | $ 0 | $ 0 | $ 24,300.90(11) | $ 0 | $ 24,300.90(11) | $0 |
| Tax Gross-Up | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $0 |
| **Total** | $ 0 | $ 333,875 | $ 333,875 | $ 358,175.90 | $ 333,875 | $ 358,175.90 | $0 |

(1) The Company will continue to pay Mr. Packer his base salary in effect at the time of termination for a period of 12 months following Mr. Packer's termination without Cause prior to a Change of Control, following a 30 day notice period, as if Mr. Packer had continued to be employed by the Company.

(2) Mr. Packer is entitled to two and one-half times the sum of: (i) Mr. Packer's salary in effect immediately prior to the termination of his employment or the Change of Control (whichever is greater), and (ii) Mr. Packer's most recently paid bonus. For purposes of this calculation, we have assumed that the terminating event and the Change of Control both occurred on September 28, 2007.

(3) Upon Mr. Packer's termination without Cause, following a 30 day notice period, Mr. Packer's stock options will continue to vest for the following 12 months, as if he were still employed. As a result, Mr. Packer would be entitled to an incremental value of $509,000, attributable to gains realized for the continued vesting of his unvested stock option grants as of September 30, 2007. All values have been calculated using the closing price of $25.92 on September 28, 2007, the last trading day of the fiscal year.

(4) Upon a Change of Control, Mr. Packer's unvested stock options will fully vest, resulting in an incremental value of $1,668,500, attributable to gains realized for the acceleration of his unvested stock options as of September 28, 2007. All values have been calculated using the closing price of $25.92 on September 28, 2007, the last trading day of the fiscal year.

(5) This represents amounts for reasonable and customary outplacement services for the 12-month period following Mr. Packer's termination without cause prior to a Change of Control, assuming that Mr. Packer received such services for the entire 12-month period.

(6) This represents the value of continuing Mr. Packer's health and dental insurance coverage for 30 months following termination of his employment.

(7) This represents: (a) $20,000 for reasonable and customary outplacement services for the 12-month period following Mr. Packer's termination without cause prior to a Change of Control, assuming that Mr. Packer received such services for the entire 12-month period; and (b) $40,501.50, the value of continuing Mr. Packer's health and dental insurance coverage for 30 months following termination of his employment.

(8) The Severance Agreement between the Company and Mr. Packer does not distinguish between termination if his employment is terminated by the Company with or without cause or if he terminates his employment for any reason or for good reason. Following a Change of Control, if the Company terminates Mr. Packer's employment for any reason (including without cause) or if Mr. Packer terminates his employment for any reason (including for good reason), Mr. Packer will receive the amount shown.

(9) Mr. Whiton is entitled to two times the sum of (i) Mr. Whiton's salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (ii) the average amount of the bonuses paid to Mr. Whiton over the prior three years. For purposes of this calculation, we have assumed that the Terminating Event and the Change of Control both occurred on September 28, 2007.

(10) Upon a Change of Control, Mr. Whiton's unvested stock options will fully vest, resulting in an incremental value of $500,813, attributable to gains realized for the acceleration of his unvested stock options as of September 28, 2007. All values have been calculated using the closing price of $25.92 on September 28, 2007, the last trading day of the fiscal year.

(11) This represents the value of continuing the executive's health and dental insurance coverage for 18 months following termination of his employment.

(12) The Severance Agreement between the Company and Mr. Whiton does not distinguish between termination if Mr. Whiton terminates his employment for any reason or for good reason. Following a Change of Control, if Mr. Whiton terminates his employment for any reason (with or without good reason), Mr. Whiton will receive the amount shown.

(13) The executive is entitled to one and one-half times the sum of (i) the executive's salary in effect immediately prior to the Terminating Event or Change of Control (whichever is greater), and (ii) the average amount of the bonuses paid to the executive over the prior three years. For purposes of these calculations, we have assumed that the Terminating Event and the Change of Control both occurred on September 28, 2007.

(14) Upon a Change of Control, Mr. Moghadam's unvested stock options will fully vest, resulting in an incremental value of $589,981, attributable to gains realized for the acceleration of his unvested stock options as of September 28, 2007. All values have been calculated using the closing price of $25.92 on September 28, 2007, the last trading day of the fiscal year.

(15) Upon a Change of Control, Mr. Flora's unvested stock options will fully vest, resulting in an incremental value of $443,863, attributable to gains realized for the acceleration of his unvested stock options as of September 28, 2007. All values have been calculated using the closing price of $25.92 on September 28, 2007, the last trading day of the fiscal year.

(16) Upon a Change of Control, Mr. Hamilton's unvested stock options will fully vest, resulting in an incremental value of $333,875, attributable to gains realized for the acceleration of his unvested stock options as of September 28, 2007. All values have been calculated using the closing price of $25.92 on September 28, 2007, the last trading day of the fiscal year.

The amounts shown in the above table does not include payments and benefits to the extent they have been earned prior to the termination of employment or are provided on a non-discriminatory basis generally to salaried employees upon termination of employment. This includes accrued salary and vacation pay.

## DIRECTOR COMPENSATION

Beginning in calendar 2006, non-employee directors of the Company received: (1) a $22,000 annual retainer, payable quarterly, (2) a $4,000 annual retainer for the Chairman of each of the Compensation Committee and the Nominating and Corporate Governance Committee, payable quarterly, (3) a $6,000 annual retainer for the Audit Committee Chairman, payable quarterly, (4) a $2,000 meeting fee for each Board of Directors meeting attended, (5) a $750 meeting fee for each Compensation Committee and Nominating and Corporate Governance Committee meeting attended, (6) a $1,000 meeting fee for each Audit Committee meeting attended, and (7) a $500 meeting fee for each telephonic meeting of the Board or a Committee of the Board attended. In addition, non-employee directors are eligible to receive awards of options to purchase shares of the Company's Common Stock under the 2006 Non-Employee Director Stock Option Plan. The Company also reimburses the non-employee directors for reasonable expenses incurred in connection with their attendance at Board meetings.

**Non-Employee Directors' Stock Option Plan.**

The Company's Non-Employee Directors' Stock Option Plan, which was adopted in April 1996 and expired in April 2006, provided that each director of the Company who was not also an employee of the Company would be granted options to purchase 20,000 shares of the Company's Common Stock (as adjusted for the Company's two-for-one stock split, effective as of February 20, 2007). Each non-employee director of the Company who served in such position on April 23, 1996, the effective date of the plan, received an option grant as of that date. Each non-employee director who was first elected to the Board of Directors after that date was automatically granted an option to purchase 20,000 shares of Common Stock on the date such person was initially elected to the Board (as adjusted for the Company's two-for-one stock split, effective as of February 20, 2007). The exercise price of options granted under the plan was equal to the fair market value of the Common Stock on the date of grant. All options granted under the plan vest in four equal annual installments beginning on the first anniversary of the date of grant. Additionally, all options granted under the plan vest fully upon a change of control, as described in the plan.

**2006 Non-Employee Director Stock Option Plan.**

On November 15, 2005, the Board of Directors of the Company adopted the 2006 Non-Employee Director Stock Option Plan, which was approved by the shareholders on January 25, 2006.

The 2006 Non-Employee Director Stock Option Plan provides that each eligible director who is first elected to the Board of Directors after the Company's 2006 Annual Meeting of Shareholders receives a non-qualified option to purchase 20,000 shares of Common Stock (as adjusted for the Company's two-for-one stock split, effective as of February 20, 2007) upon election to the Board of Directors. Incentive stock options may not be granted under the 2006 Non-Employee Director Stock Option Plan. The Board of Directors may also grant, from time to time, additional options to non-employee directors. All options granted under this plan vest in four equal annual installments over a four-year period beginning on the first anniversary of the date of grant. The exercise price of the options granted to eligible directors is the fair market value of the Common Stock on the date of grant. Generally, vested options expire six months following the date a director retires from the Board of Directors. Additionally, all options granted under the plan vest fully upon a change of control, as described in the plan.

On November 14, 2006, the Company awarded to each of its non-employee directors a non-qualified stock option to purchase 4,000 shares of Common Stock (as adjusted for the Company's two-for-one stock split, effective as of February 20, 2007) pursuant to the 2006 Non-Employee Director Stock Option Plan. The exercise price of each stock option is $20.23 per share (the closing price of the Common Stock on the date of grant, as adjusted for the Company's two-for-one stock split, effective as of February 20, 2007).

### Director Summary Compensation Table

The table below summarizes the compensation paid to non-employee directors for the fiscal year ended September 30, 2007. Directors who are employees receive no additional compensation for Board service.

**DIRECTOR COMPENSATION(1)(2)**

| Name | Fees Earned or Paid in Cash ($)(3) | Option Awards ($)(4) | Other Compensation ($)(5) | Total ($) |
|---|---|---|---|---|
| James W. Biondi, M.D. | $36,250 | $14,427 | $66,775 | $117,452 |
| Thomas M. Claflin, II | $35,500 | $14,427 | $66,775 | $116,702 |
| Robert J. Halliday | $34,000 | $14,427 | $66,775 | $115,202 |
| William J. Mercer(6) | $ 0 | $ 0 | $ 0 | $ 0 |
| Daniel M. Mulvena | $37,750 | $14,427 | $66,775 | $118,952 |
| Benson F. Smith | $40,000 | $14,427 | $66,775 | $121,202 |
| John J. Wallace(7) | $16,000 | $26,953 | $ 8,200 | $ 51,153 |

(1) Mr. Packer, our Chief Executive Officer and President, is not included in this table as he is an employee of the Company and receives no compensation for his services as a director. The compensation received by Mr. Packer as an employee of the Company is shown in the Summary Compensation Table.

(2) We do not maintain any non-equity incentive plans, pension plans, or non-qualified deferred compensation plans for the benefit of our directors. No directors received any other compensation other than what is listed above.

(3) Total reflects fees and retainers earned.

(4) Amounts listed reflects the dollar amount recognized for financial statement reporting purposes in fiscal year 2007 in accordance with SFAS No. 123R on stock option awards and thus includes amounts from awards granted prior to fiscal year 2007. Information related to the financial reporting of stock options are presented in Footnote A to the Consolidated Financial Statements presented in our 2007 Form 10-K.

(5) Assuming a Change of Control of the Company on September 30, 2007, the directors' stock options would have fully vested, as described in the Company's 2006 Non-Employee Director Stock Option Plan and Non-Employee Director Stock Option Plan. The amounts listed reflect the incremental value attributable to gain realized upon the acceleration of the unvested stock option grants that would have vested upon the Change of Control of the Company and have not actually been received by the directors. All values have been calculated using the closing price of $25.92 on September 28, 2007, the last trading day of the fiscal year.

(6) Mr. Mercer passed away on October 11, 2006.

(7) Mr. Wallace was elected to the Board of Directors in April 2007.

The following table sets forth information with respect to the directors concerning outstanding stock option awards as of September 30, 2007.

| Name | Grant Date | Number of Securities Underlying Unexercised Options (#) (Exerciseable) | Number of Securities Underlying Unexercised Options (#) (Unexerciseable) | Option Exercise Price ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($)(1) |
|---|---|---|---|---|---|
| James W. Biondi, M.D. | 2/4/1999 | 20,000 | 0 | $ 5.44 | $ 29,077 |
| | 11/6/2002 | 2,000 | 0 | $17.56 | $ 22,120 |
| | 11/9/2004 | 2,000 | 0 | $16.52 | $ 19,440 |
| | 11/15/2005 | 1,000 | 3,000(2) | $11.26 | $ 23,620 |
| | 11/14/2006 | 0 | 4,000(3) | $20.23 | $ 42,160 |
| Thomas M. Claflin, II | 11/6/2002 | 2,000 | 0 | $17.56 | $ 22,120 |
| | 11/9/2004 | 2,000 | 0 | $16.52 | $ 19,440 |
| | 11/15/2005 | 1,000 | 3,000(2) | $11.26 | $ 23,620 |
| | 11/14/2006 | 0 | 4,000(3) | $20.23 | $ 42,160 |
| Robert J. Halliday | 7/16/2003 | 20,000 | 0 | $17.26 | $207,800 |
| | 11/9/2004 | 2,000 | 0 | $16.52 | $ 19,440 |
| | 11/15/2005 | 1,000 | 3,000(2) | $11.26 | $ 23,620 |
| | 11/14/2006 | 0 | 4,000(3) | $20.23 | $ 42,160 |
| Daniel M. Mulvena | 11/6/2002 | 2,000 | 0 | $17.56 | $ 22,120 |
| | 11/9/2004 | 2,000 | 0 | $16.52 | $ 19,440 |
| | 11/15/2005 | 1,000 | 3,000(2) | $11.26 | $ 23,620 |
| | 11/14/2006 | 0 | 4,000(3) | $20.23 | $ 42,160 |
| Benson F. Smith | 2/8/2000 | 20,000 | 0 | $17.56 | $ 93,859 |
| | 11/6/2002 | 2,000 | 0 | $17.56 | $ 22,120 |
| | 11/9/2004 | 2,000 | 0 | $16.52 | $ 19,440 |
| | 11/15/2005 | 1,000 | 3,000(2) | $11.26 | $ 23,620 |
| | 11/14/2006 | 0 | 4,000(3) | $20.23 | $ 42,160 |
| John J. Wallace | 4/27/2007 | 0 | 20,000(4) | $25.51 | $264,800 |

(1) The amounts included in this column represent the full grant date fair value of the option awards computed in accordance with SFAS No. 123R. Information related to the financial reporting of stock options are presented in Footnote A to the Consolidated Financial Statements presented in our 2007 Form 10-K.

(2) The option vests in four equal annual installments commencing on November 15, 2006.

(3) The option vests in four equal annual installments commencing on November 14, 2006.

(4) The option vests in four equal annual installments commencing on April 27, 2008.

## REPORT OF THE AUDIT COMMITTEE

The Audit Committee has:

- Reviewed and discussed the audited financial statements with management.
- Discussed with the independent registered public accounting firm, Ernst & Young LLP, the matters required to be discussed by SAS 61.
- Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, and has discussed with the independent registered public accounting firm its independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee for
fiscal 2007

BENSON F. SMITH, *Chairman*,
JAMES W. BIONDI, M.D.,
ROBERT J. HALLIDAY
and JOHN J. WALLACE
(As currently constituted)

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected the accounting firm of Ernst & Young LLP to serve as its independent registered public accounting firm for the 2008 fiscal year, subject to approval of Ernst & Young LLP's proposed fee schedule. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 1984. A representative of Ernst & Young LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

### Audit Fees

During fiscal 2007, the aggregate fees and expenses billed for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements, review of the Company's quarterly financial statements, internal control reporting, statutory filings, and services related to registration statements totaled $968,000. During fiscal 2006, the aggregate fees and expenses billed by Ernst & Young LLP for such services totaled $984,000.

### Audit-Related Fees

During fiscal 2007, the aggregate fees and expenses billed by Ernst & Young LLP related to services for accounting consultations totaled $83,000. During fiscal 2006, the aggregate fees and expenses billed for such services totaled $55,000.

### Tax Fees

During fiscal 2007, the aggregate fees and expenses billed for professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning totaled $122,399. During fiscal 2006, the aggregate fees and expenses billed for professional services rendered by Ernst & Young LLP for such services totaled $93,000.

### All Other Fees

During fiscal 2007 and 2006 there were no fees and expenses billed for professional services rendered by Ernst & Young LLP to the Company not covered in the three preceding paragraphs.

The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the Securities and Exchange Commission. Each year, the Audit Committee approves the appointment of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young LLP is compatible with maintaining Ernst & Young LLP's independence and has concluded that it is.

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Raymond C. Zemlin, the Assistant Secretary of the Company, is a partner in the law firm of Goodwin Procter LLP, outside counsel to the Company.

Pursuant to the Audit Committee Charter, all related party transactions are reviewed on an ongoing basis by our Audit Committee and all such transactions must be approved by our Audit Committee. The term "related party" includes: directors, director nominees, executive officers, 5% stockholders and their respective immediate family members and other persons sharing their households and generally covers related person transactions that meet the minimum threshold for disclosure under relevant Securities and Exchange Commission rules. Such related person transactions generally involve amounts exceeding $120,000. The purpose of the review is to determine that such transactions are conducted on terms not materially less favorable than what would be usual and customary in transactions between unrelated persons and, in the case of transactions involving directors, to determine whether such transactions affect the independence of a director in accordance with the relevant rules and standards issued by the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company's Director of Governance (a member of the Company's finance and accounting staff), in consultation with the Company's legal department, identifies any potential related party transactions and if he determines that a transaction constitutes a related person transaction, provides relevant details to the Audit Committee. The Audit Committee reviews relevant information concerning any proposed transaction contemplated by the Company with an individual or entity that is the subject of a disclosed relationship, and approves or disapproves the transaction, with or without conditions.

During the 2007 fiscal year, the Company was not a participant in any related party transactions that required disclosure under this heading.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership of, and transactions in, the Company's securities with the Securities and Exchange Commission and the NASDAQ Stock Market. Such directors, executive officers, and 10% shareholders are also required to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of reports furnished to the Company, and on written representations from certain reporting persons, the Company believes that, with respect to the fiscal year ended September 30, 2007, each director, executive officer, and 10% shareholder of the Company's securities made timely filings of all reports required by Section 16 of the Exchange Act, except as described below. Goldman Sachs Asset Management, L.P., pursuant to a Schedule 13G/A filed with the Securities and Exchange Commission on March 9, 2007, reported that it held 12.2% of the Company's Common Stock and, on October 10, 2007, reported that it held 6.96% of the Company's Common Stock. However, Goldman Sachs Asset Management, L.P. did not file a Form 3 upon becoming a 10% shareholder and a Form 4 for at least one transaction. Similarly, pursuant to a Schedule 13G filed with the Securities and Exchange Commission on August 10, 2007, FMR Corp. holds 12.71% of the Company's Common Stock. FMR Corp. did not, however, file a Form 3 upon becoming a 10% shareholder.

## PROPOSAL 2

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of the Company has selected the accounting firm of Ernst & Young LLP to serve as the independent registered public accounting firm of the Company for the fiscal year ending September 28, 2008. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 1984. Ernst & Young LLP is considered by management of the Company to be well qualified. A representative of Ernst & Young LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Although the Company is not required to submit the ratification of the selection of its independent registered public accounting firm to a vote of shareholders, the Audit Committee of the Board of Directors believes that it is sound policy to do so. In the event that the majority of the votes cast are against the selection of Ernst & Young LLP, the Audit Committee will consider the vote and the reasons for it in future decisions on the selection of independent registered public accounting firms. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different registered public accounting firm if the Audit Committee believes that such a change would be in the best interests of the Company and its shareholders.

### Vote Required For Approval

The affirmative vote of holders of a majority of shares of Common Stock voting on the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is required to approve the ratification.

**THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

## OTHER MATTERS

### Principal and Management Shareholders

Unless otherwise indicated, the following table presents information regarding beneficial ownership of the Company's Common Stock as of December 3, 2007 by (1) each of the named executive officers and (2) the persons or entities believed by the Company to be beneficial owners of more than 5% of the Company's Common Stock based on certain filings made under Section 13 of the Exchange Act. All such information was provided by the shareholders listed and reflects their beneficial ownership as of the dates specified in the footnotes to the table. Unless otherwise indicated, the address for the individuals below is our address.

| Name and Address of Beneficial Owner | No. of Shares Beneficially Owned (1)(2)(3) | Percent of Class |
|---|---|---|
| Richard A. Packer(4) | 280,600 | 1.35% |
| A. Ernest Whiton(5) | 103,500 | * |
| Alexander N. Moghadam(6) | 47,500 | * |
| Steven K. Flora(7) | 81,500 | * |
| Ward M. Hamilton(8) | 97,766 | * |
| Barclays Global Investors NA(9)<br>45 Fremont Street<br>San Francisco, CA 94105 | 1,574,172 | 7.68% |
| Dimensional Fund Advisors, Inc.(10)<br>1299 Ocean Avenue, 11th Floor,<br>Santa Monica, CA 90401 | 1,345,836 | 6.57% |
| Goldman Sachs Asset Management, L.P.(11)<br>32 Old Slip<br>New York, NY 10005 | 1,426,029 | 6.96% |
| FMR Corp.(12)<br>82 Devonshire Street<br>Boston, MA 02109 | 2,604,195 | 12.71% |
| Renaissance Technologies Corp.(13)<br>800 Third Avenue<br>New York, NY 10022 | 1,204,046 | 5.88% |
| HealthCor Management, L.P. and related entities(14)<br>Carnegie Hall Tower<br>152 West 57th Street, 47th Floor<br>New York, NY 10019 | 1,275,000 | 6.22% |

* Less than 1%.

(1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to the information contained in the other footnotes to this table.

(2) The share numbers in this table reflect the Company's two-for-one stock split, which became effective on February 20, 2007.

(3) Our calculation of the percentage of shares beneficially owned by the shareholders in this table is based upon the number of shares of our Common Stock outstanding as of December 3, 2007 (20,487,469), plus for each listed beneficial owner, any shares of Common Stock that the listed beneficial owner has the right to acquire within 60 days after December 3, 2007. The number of shares beneficially owned by holders of 5% or more of our voting securities is based on the applicable filings with the Securities and Exchange Commission.

(4) Includes 254,000 shares of Common Stock issuable upon exercise of stock options, which are exercisable within 60 days after December 3, 2007. Does not include options to purchase 175,000 shares of Common Stock, which are not exercisable within 60 days of December 3, 2007.

(5) Represents 103,500 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days of December 3, 2007. Does not include options to purchase 47,500 shares of Common Stock, which are not exercisable within 60 days of December 3, 2007.

(6) Represents 47,500 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days after December 3, 2007. Does not include options to purchase 57,500 shares of Common Stock, which are not exercisable within 60 days of December 3, 2007.

(7) Includes 8,000 shares of Common Stock held by Robert W. Baird & Co., Inc. TTEE FBO Steven K. Flora IRA. Includes 73,500 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days after December 3, 2007. Does not include options to purchase 40,000 shares of Common Stock, which are not exercisable within 60 days of December 3, 2007.

(8) Includes 79,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days after December 3, 2007. Does not include options to purchase 32,500 shares of Common Stock, which are not exercisable within 60 days of December 3, 2007.

(9) Based on the share information set forth in a Schedule 13G filed with the Securities and Exchange Commission on September 11, 2006. Includes 130,384 shares held by its affiliate, Barclays Global Fund Advisors.

(10) Based on the share information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 6, 2006.

(11) Based on the share information set forth in a Schedule 13G/A filed with the Securities and Exchange Commission on October 10, 2007.

(12) Based on the share information set forth in a Schedule 13G filed with the Securities and Exchange Commission on August 10, 2007. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. Pyramis Global Advisors Trust Company ("PGATC"), 53 State Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 512,996 shares as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR Corp., through its control of PGATC, each has sole dispositive power over 512,996 shares and sole power to vote or to direct the voting of 457,574 shares of Common Stock owned by the institutional account(s) managed by PGATC as reported above.

(13) Based on the share information set forth in a Schedule 13G/A filed with the Securities and Exchange Commission on March 16, 2007. Dr. James H. Simons is a control person of Renaissance Technologies Corp. ("RTC") and has sole dispositive power over 1,204,046 shares and sole power to vote or to direct the voting of 1,196,824 shares of Common Stock owned by RTC.

(14) Based on share information set forth in a Schedule 13G filed with the Securities and Exchange Commission on November 9, 2007. Collectively, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd. and HealthCor Strategic, LLC (each a "Fund" and together, the "Funds") are the beneficial owners of a total of 1,275,000 shares of our Common Stock. By virtue of its position as the investment manager of the Funds, HealthCor Management, L.P. may be deemed a beneficial owner of all the shares of Common Stock owned by the Funds. HealthCor Associates, LLC is the general partner of HealthCor Management, L.P. and thus may also be deemed to beneficially own the shares of Common Stock that are beneficially owned by the Funds. HealthCor Group LLC is the general partner of HealthCor Capital, L.P., which is in turn the general partner of HealthCor, L.P. Accordingly, each of HealthCor Capital L.P. and HealthCor Group, LLC may be deemed to beneficially own the shares of Common Stock that are beneficially owned by HealthCor, L.P. As the Managers of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey exercise both voting and investment power with respect to these shares of Common Stock and, therefore, each may be deemed a beneficial owner of such Common Stock. Each of these reporting persons disclaims any beneficial ownership of any such shares of Common Stock in excess of their actual pecuniary interest therein.

**Amendment to By-Laws**

On January 24, 2007, the Board of Directors approved amendments to the Amended and Restated By-Laws of the Company to allow for uncertificated shares of the Company. These amendments are effective as of January 24, 2007. The purpose for these amendments is to ensure that the Company could become eligible to participate in a Direct Registration Program, as required by NASDAQ Rule 4350. A copy of the Certificate of Amendment to the Company's Amended and Restated By-Laws was filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 25, 2007.

**Solicitation of Proxies**

The cost of solicitation of proxies in the form enclosed herewith will be borne by the Company. In addition to the solicitation of proxies by mail, the directors, officers, and employees of the Company may also solicit proxies personally or by telephone without special compensation for such activities. The Company will also request persons, firms, and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses.

**Shareholder Proposals**

For a proposal of a shareholder to be included in the Company's proxy statement for the Company's 2009 Annual Meeting of Shareholders, it must be received at the principal executive offices of the Company on or before August 23, 2008. Such a proposal must also comply with the requirements as to form and substance established by the Securities and Exchange Commission for such a proposal to be included in the proxy statement.

In addition, the Company's Amended and Restated By-Laws provide that any shareholder wishing to nominate a director or have a shareholder proposal considered at an annual meeting must provide written notice of such nomination or proposal and appropriate supporting documentation, as set forth in the Amended and Restated By-laws, to the Company at its principal executive offices (a) not less than 75 calendar days nor more than 120 calendar days prior to the anniversary date of the immediately preceding annual meeting of shareholders or special meeting in lieu thereof (the "Anniversary Date") or (b) in the case of a special meeting of shareholders in lieu of the annual meeting or in the event that the annual meeting of shareholders is called for a date more than 30 calendar days prior to the Anniversary Date, not later than the close of business on (i) the 10th calendar day (or if that day is not a business day for the Company, on the next succeeding business day) following the earlier of (1) the date on which notice of the date of such meeting was mailed to shareholders or (2) the date on which the date of such meeting was publicly disclosed or (ii) if such date of notice or public disclosure occurs more than 75 calendar days prior to the scheduled date of such meeting, the 75th calendar day prior to such scheduled date of such meeting (or if that day is not a business day for the Company, on the next succeeding business day). For next year's scheduled annual meeting, the deadline for submission of notice is November 10, 2008. Any proposal or nomination submitted after November 10, 2008 will be untimely. Any such proposal should be mailed to: ZOLL Medical Corporation, 269 Mill Road, Chelmsford, Massachusetts 01824, Attention: Secretary.

**REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE COMPLETE, DATE, SIGN, AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TODAY.**

**ZOLL MEDICAL CORPORATION**

December 21, 2007

# Fiscal 2007 Highlights

- Total fiscal 2007 sales were a record $309.5 million.
- ZOLL ended fiscal 2007 with no debt and $57.4 million in cash, cash equivalents, and short-term investments.
- AutoPulse shipments grew 47% over last fiscal year.
- International sales increased 27% to $72.1 million.

## Corporate Executive Officers

Richard A. Packer
Chairman & Chief Executive Officer

A. Ernest Whiton
Vice President of Administration
& Chief Financial Officer

Ward M. Hamilton
Vice President, Marketing

Steven K. Flora
Vice President, North American Sales

Edward T. Dunn
Vice President, Operations

John P. Bergeron
Vice President & Corporate Treasurer

Alexander N. Moghadam
Vice President, International Operations

Stephen Korn
Vice President, General Counsel & Secretary

E. Jane Wilson, Ph.D.
Vice President, Research & Development

## Board of Directors

Richard A. Packer
Chairman

James W. Biondi, M.D.§†
Director

Thomas M. Claflin II‡
Director

Robert J. Halliday§
Director

Daniel M. Mulvena†‡
Director

Benson F. Smith§
Director

John J. Wallace§
Director

§ Audit Committee

† Compensation Committee

‡ Nominating/Corporate Governance Committee

Stock Listing
ZOLL Medical Corporation Common Stock is traded on the NASDAQ Global Select Market under the symbol "ZOLL."

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
877-282-1169
www.computershare.com

Counsel
Goodwin Procter LLP
Boston, Massachusetts

Independent Registered Public Accounting Firm
Ernst & Young LLP
Boston, Massachusetts

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on January 23, 2008, at Goodwin Procter LLP, Conference Center, Exchange Place, 53 State Street, Boston, Massachusetts.

**Information Requests**
**This document, along with our Form 10-K, constitutes ZOLL's 2007 Annual Report. If there is no Form 10-K included, you may request a copy, as filed with the Securities and Exchange Commission. Our 2007 Annual Report, quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission, as well as other investor materials, may be downloaded from the ZOLL website, www.zoll.com, or obtained upon written request. Please write to:**
**Stockholder Relations**
**ZOLL Medical Corporation**
**269 Mill Road**
**Chelmsford, MA 01824-4105**

ZOLL Medical Corporation
Worldwide Headquarters
269 Mill Road
Chelmsford, MA 01824-4105
978-421-9655
800-348-9011
www.zoll.com

## Our Integrated Resuscitation System


RescueNet
CodeNet
AED Pro
E Series
Power Infuser
R Series
AED Plus
LifeVest
AutoPulse
M Series CCT

**AEDs w/CPR Support**
AED Plus
AED Pro

**Defibrillation**
M Series
E Series
R Series

**Circulation**
AutoPulse

**Fluid Resuscitation**
Power Infuser

**Documentation**
CodeNet

**Information Management**
RescueNet Product Suite

END


RESUSCITATION
25
YEARS of
PRODUCTS

*ZOLL products featured on front cover include (from top to bottom):*
*PD, AED Plus, E Series, AutoPulse, R Series, Power Infuser, CodeNet, AED Pro, RescueNet*